      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1998



                                                      REGISTRATION NO. 333-53439

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                                  ALBECCA INC.
             (Exact Name of Registrant as Specified in its Charter)

              GEORGIA                                 5199                               39-1389732
  (State or Other Jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   Incorporation or Organization)         Classification Code Number)              Identification Number)

                                CRAIG A. PONZIO
                            CHIEF EXECUTIVE OFFICER
                                  ALBECCA INC.
                         3900 STEVE REYNOLDS BOULEVARD
                            NORCROSS, GEORGIA 30093
                                 (770) 279-5200
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
       of Registrant's Principal Executive Offices and Agent for Service)
                            ------------------------

                                   COPIES TO:

                PHILIP H. MOISE, ESQ.                                   ROBERT W. SMITH, ESQ.
                 JON H. KLAPPER, ESQ.                                    MARK L. HANSON, ESQ.
      NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.                      JONES, DAY, REAVIS & POGUE
                  FIRST UNION PLAZA,                                     3500 SUNTRUST PLAZA
                      SUITE 1400                                         303 PEACHTREE STREET
              999 PEACHTREE STREET, N.E.                                ATLANTA, GEORGIA 30308
                ATLANTA, GEORGIA 30309                                      (404) 521-3939
                    (404) 817-6000

                            ------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for any offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


=================================================================================================================
                 TITLE OF EACH                          PROPOSED MAXIMUM
              CLASS OF SECURITIES                      AGGREGATE OFFERING                    AMOUNT OF
               TO BE REGISTERED                            PRICE(1)(2)                   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Class A Common Stock, $0.01 par value..........           $125,000,000                      $36,875(3)
=================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457. In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Includes shares of Class A Common Stock which the U.S. Underwriters have an option to purchase from the Company to cover over-allotments, if any.

(3) $22,125 has been previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of Prospectus: one to be used in connection with an offering of the Registrant's Class A Common Stock in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering of the Registrant's Class A Common Stock outside the United States and Canada (the "International Prospectus" and together with the U.S. Prospectus, the "Prospectuses"). The Prospectuses are identical except for the front cover page. The U.S. Prospectus is included herein and is followed by the alternate front cover page to be used in the International Prospectus. The alternate page for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued July 2, 1998

                                           Shares

                                 (ALBECCA LOGO)

                              CLASS A COMMON STOCK
                            ------------------------


OF THE       SHARES OF CLASS A COMMON STOCK BEING OFFERED,     SHARES ARE BEING
 OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS
  (THE "U.S. OFFERING") AND     SHARES ARE BEING OFFERED INITIALLY OUTSIDE
    THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (THE
     "INTERNATIONAL OFFERING" AND TOGETHER WITH THE U.S. OFFERING, THE
       "OFFERING"). ALL OF THE SHARES OF CLASS A COMMON STOCK OFFERED
         HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERING,
          THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON
           STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT
            THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE
             BETWEEN $        AND $        . SEE "UNDERWRITERS"
             FOR A DISCUSSION OF THE FACTORS CONSIDERED IN
             DETERMINING THE INITIAL PUBLIC OFFERING PRICE.


                            ------------------------


APPLICATION HAS BEEN MADE TO LIST THE CLASS A COMMON STOCK ON THE NEW YORK STOCK
                        EXCHANGE UNDER THE SYMBOL "BEK."


                            ------------------------


          SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                            UNDERWRITING
                                                      PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                                       PUBLIC              COMMISSIONS(1)            COMPANY(2)
                                                      --------             --------------           -----------
Per Share....................................            $                       $                       $
Total (3)....................................            $                       $                       $

------------------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares of Class A Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
        Commissions and Proceeds to Company will be $        , $        and
        $        , respectively. See "Underwriters."

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Jones, Day, Reavis & Pogue, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1998 at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                          DONALDSON, LUFKIN & JENRETTE
                             Securities Corporation
                                                               WHEAT FIRST UNION
            , 1998

Inside front cover: Photographs of certain advertisements used by the Company. These photographs depict individuals in room settings with framed artwork on the walls. "Albecca" logo appears in the center of this page.

Gate fold: One of the Company's advertisements featuring an individual in a room setting with framed art work featuring a frame from the "Craig Ponzio Signature Frame Collection."

Inside back cover depicts a photograph of a piece of custom framed artwork incorporating one of the Company's wood mouldings along with the "Craig Ponzio" written signature and the words "Signature Frame Collection."

Gate fold: A map of the world appears in the background with the following pictures: (i) nine individuals representing Company team members in various jobs; (ii) a graphic representation of the flag of each country in which the Company has operations and (iii) a box with the following text: "Worldwide Operations -- Serving 40,000 retail framers in 20 countries -- 22 manufacturing plants -- 61 light manufacturing/distribution centers."

Outside back cover: shows the "Albecca" logo.

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

     UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................   10
S Corporation Termination...................................   15
Use of Proceeds.............................................   15
Dividend Policy.............................................   16
Dilution....................................................   16
Capitalization..............................................   17
Selected Consolidated Financial Data........................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   25
Management..................................................   38
Principal Shareholders......................................   42
Certain Transactions........................................   43
Description of Capital Stock................................   45
Certain United States Federal Tax Considerations
  for Non-U.S. Holders of Class A Common Stock..............   49
Shares Eligible for Future Sale.............................   52
Underwriters................................................   53
Legal Matters...............................................   56
Experts.....................................................   56
Available Information.......................................   56
Index to Consolidated Financial Statements..................  F-1


                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                            ------------------------

     LARSON-JUHL(R), CLARK(R) AND ARTIQUE(R) AND THE OTHER NAMES OF ALBECCA'S PRODUCTS AND BRANDS USED IN THIS PROSPECTUS ARE TRADEMARKS THAT HAVE BEEN OR WILL BE REGISTERED BY THE COMPANY. IN ADDITION, THE COMPANY HAS BEEN GRANTED THE PERPETUAL RIGHT TO USE THE NAME CRAIG PONZIO(TM). SEE "MANAGEMENT."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes an initial public offering
price of $       per share and no exercise of the U.S. Underwriters'
over-allotment option. Unless specified to the contrary or the context clearly implies otherwise, all references herein to "Albecca" or the "Company" shall be deemed to include Albecca Inc. and its subsidiaries on a consolidated basis, as well as the Company's predecessors. All share numbers in this Prospectus reflect a 1.7-for-one stock split effected on April 27, 1998. All information herein concerning the Company's operations gives effect to a reorganization that occurred on June 26, 1998, in which Larson-Juhl International L.L.C., a Georgia limited liability company and an affiliate of the Company, became a wholly-owned subsidiary of the Company. All references herein to industry financial and statistical information are based on trade articles, industry reports and other sources that the Company believes to be reliable but has not independently verified. The Company uses a 52-53 week fiscal year that ends on the last Sunday in August. All references to a specific year in connection with the Company's financial results refer to that specific fiscal year.


                                  THE COMPANY

     Albecca, which primarily does business under the Larson-Juhl name, is a worldwide leader in the custom framing industry. Albecca designs, manufactures and distributes a complete line of high quality, branded custom framing products, including wood and metal moulding, matboard, foam board, glass, equipment and other framing supplies. The Company's principal brands include the "Larson-Juhl Classic Collection" and the "Craig Ponzio Signature Collection." For over 100 years, the Company has been designing, manufacturing and distributing custom framing products that enhance the aesthetic qualities of prints, paintings, drawings and other art and memorabilia. By combining traditional craftsmanship with modern manufacturing technology, Albecca creates frames characterized by distinctive design and superior quality. Albecca has attained its worldwide leadership position by offering a complete selection of branded products and outstanding service to its retail custom framing customers and, more recently, by increasing awareness of its products through consumer advertising.


     Albecca has maintained a consistent operating strategy that combines innovative design of premium branded products, global distribution capabilities, superior customer service, efficient, low cost manufacturing and distribution and a complete line of quality products. This strategy has made the Larson-Juhl brand one of the most globally recognized names in the custom framing industry. The Company believes that consumers are placing an increased emphasis on the home, its decor and the expression of individual style, which will contribute to the growth of the custom framing market. To capitalize on this trend, Albecca's growth strategy is focused on continuing to introduce premium branded product collections, increasing sales penetration to retail custom framers, improving profitability of its operations, increasing product and brand awareness through consumer advertising and pursuing acquisitions of manufacturers and distributors of custom framing products. Albecca's consistent operating strategy and focus on profitable growth are intended to allow the Company to grow operating income faster than net sales. Net sales increased from $137.8 million in 1993 to $354.1 million in 1997. Over the same period, operating income increased from $13.4 million to $35.6 million. During the first nine months of 1998, net sales and operating income were $292.9 million and $27.0 million, respectively.



     Albecca conducts its operations through 75 locations in 20 countries. North American operations (United States and Canada) contributed 52% and 76% of the Company's 1997 net sales and operating income, respectively. International operations (primarily Europe) contributed 48% and 24% of 1997 net sales and operating income, respectively. Albecca is a market leader in North America with an estimated 16% market share and estimates that it holds a leading market position in the other 18 countries it serves. In North America, Albecca operates four moulding and frame manufacturing plants and 28 light manufacturing/ distribution centers. Internationally, the Company operates 16 moulding and frame manufacturing plants and 33 light manufacturing/distribution centers located in 18 different countries. The Company has completed 12 acquisitions in North America since 1988 and 25 international acquisitions beginning in 1994. In North America, Albecca's primary customers are retail custom framers. In Europe, the Company primarily serves retail custom framers as well as home decorating centers.

     Craig Ponzio, the Company's Chairman, President, Chief Executive Officer and principal shareholder, joined Larson Picture Frame, Inc. in 1973 and purchased that company in 1981, when it had net sales of approximately $3 million. In 1988 Larson Picture Frame, Inc. acquired Juhl-Pacific Corporation, creating Larson-Juhl. Following the 1981 acquisition, the Company's management team initiated a program to expand Albecca's product lines, develop an organizational infrastructure, acquire and consolidate manufacturers and distributors of custom framing products and instill a culture based on the Company's six core values. These core values are:

     - Customer always comes first
     - Fair and honest in all dealings
     - Respect for the individual
     - Excellence in products and service
     - Rewards tie to performance
     - Leadership by example


     Building a talented management team with extensive experience in key areas such as design, sourcing, sales, marketing, information systems, finance, manufacturing, distribution and logistics has been central to the Company's objective to be the worldwide leader in the custom framing industry. The Company's seven senior managers have over 75 years of experience in the custom framing industry. The experience of the Company's management team has been a key factor in the growth and profitability of the Company.


INDUSTRY OVERVIEW


     The Company estimates that the wholesale custom framing industry had 1997 sales to retailers of approximately $1.2 billion in North America. The Company also estimates that 1997 sales to retailers in the rest of the world approximated $1.2 billion. There are an estimated 20,000 custom framing retail store fronts in North America, of which independent, non-franchised stores represent approximately 85% and national chains, regional chains and franchised operations comprise the balance. In North America, the Company competes with over 300 manufacturers and distributors of custom framing products. Albecca is one of the largest manufacturers and distributors in North America and the only manufacturer operating a broad-based North American distribution network. The custom framing industry in Europe is similar to that in North America, although home decorating center chains, primarily in France and Germany, also sell custom framing products.


OPERATING STRATEGY


     Albecca has maintained a consistent operating strategy which has allowed the Company to grow operating income faster than net sales in each fiscal year from 1989 through 1997. The principal elements of Albecca's operating strategy are:


     Leadership in Design and Premium Branded Products. Albecca provides consistent leadership in design and premium branded products to the custom framing industry. With operations in 20 countries, Albecca provides products on a local, regional and national basis that appeal to the style and design tastes of a broad range of consumers. Albecca's design team creates new collections with the objective of providing retail custom framers and consumers with better designed, higher quality products. The design team uses a proprietary database that analyzes consumer preferences and cost information to assist in developing high quality, marketable collections. The Company markets its wood mouldings under the "Larson-Juhl Classic Collection" and the "Craig Ponzio Signature Collection" brand names. The "Craig Ponzio Signature Collection" contains the Company's finest lines of wood moulding, allowing the Company to market differentiated products to multiple segments of the custom framing industry.

     Global Leadership in Sales and Customer Service. Through an organization designed to respond immediately to the needs of retail custom framers, Albecca is a global leader in sales and customer service. The Company employs the largest direct sales force serving the custom framing industry, with 224 sales representatives worldwide, 110 of whom serve North American retail custom framers. The Company's sales force visits retail custom framers regularly to introduce new moulding collections, assist with in-store displays and provide information on more effective merchandising, design and selling techniques. With 61 light manufacturing/distribution centers worldwide, Albecca can provide next day shipping of virtually all customer orders. The Company's proprietary information systems track inventory on a real-time basis to maximize availability and optimize distribution of products. Albecca's effective inventory management, global distribution capabilities and superior customer service have allowed the Company to become a recognized service leader in the custom framing industry.



     Efficient, Low Cost Manufacturing and Distribution. The Company focuses on continually reducing the costs and improving the efficiency of its manufacturing and distribution operations while consistently providing the industry's highest quality products and services. The Company achieves these efficiencies by leveraging the use of its information systems, process technology, manufacturing automation, buying power and select third-party manufacturers in order to identify and take advantage of cost saving opportunities. As a measure of its success, the Company's operating income margin, which was 10.1% in 1997, increased in each fiscal year from 1989 through 1997.


     Complete Line of Quality Products. Albecca designs, manufactures and distributes a complete line of quality branded products to the custom framing industry and believes it offers the widest variety of custom framing products in the world. The Company's products include wood and metal moulding, matboard, foam board, glass, equipment and other framing supplies. The Company offers over 8,000 branded products in North America and over 17,000 additional branded products in the rest of world. The Company believes a key competitive advantage is its ability to offer this full line of quality branded products, which enables it to be a complete source supplier to retail custom framers.

GROWTH STRATEGY

     The Company believes that the ongoing implementation of its operating strategy combined with its growth strategy has positioned the Company to pursue continued growth in sales and earnings. The principal elements of Albecca's growth strategy are:


     Introduce Premium, Branded Product Collections. To address changing consumer style and design preferences, Albecca continually develops new lines of branded custom mouldings, such as the recent introduction of the "Craig Ponzio Signature Collection." Since 1994, the Company has designed and introduced 27 new moulding lines in North America, which represented over 30% of Albecca's 1997 North American moulding sales. During the first nine months of 1998, the Company designed and introduced nine new moulding lines in North America. Albecca believes its ability to design and manufacture premium, branded framing products that meet consumers' changing tastes enables the Company to grow its net sales faster than those of other manufacturers and distributors of custom framing products.



     Increase Sales Penetration to Retail Custom Framers. Albecca has sold framing products to approximately 90% of the estimated 20,000 retail custom framers in North America. However, the Company believes that approximately 75% of these customers purchase less than 20% of their products from Albecca. Although Albecca is a market leader in North America, the Company believes there is substantial opportunity to increase its sales penetration to these retail custom framers and that similar opportunities exist in certain international markets it serves. One method the Company uses in the U.S. to increase sales to its current customers is its Partnership Program, through which participating retail custom framers receive a number of incentives, including pricing discounts for volume purchases, in-store signage and displays, and direct mail and customized consumer advertising materials, in return for their commitment to Albecca products. In the first nine months of 1998, net sales to Partnership Program participants represented approximately 23% of U.S. net sales. Net sales to Partnership Program participants in the first nine months of 1998 increased 13.4% over net sales to the same participants in the comparable period of 1997.

     Improve Profitability of Operations. The Company's U.S. operations generated an operating income margin of 15% in 1997 from a sales base of $165.5 million. Outside of the U.S., the Company generated an operating income margin of 6% in 1997 from a sales base of $188.5 million. To continue to improve these margins, the Company is (i) increasing the number of branded, proprietary products it offers; (ii) developing a centralized distribution system in Europe;
(iii) leveraging the Company's buying power to reduce costs; (iv) expanding the Partnership Program; and (v) leveraging the capabilities of its proprietary information systems and process technologies. By taking these steps, which have been successfully applied in its U.S. operations, the Company believes that it will be able to continue to increase its operating income margins, particularly in its operations outside of the U.S.


     Increase Product and Brand Awareness through Consumer Advertising. Albecca believes there are substantial benefits for the Company and the industry to exposing consumers to the warmth and individuality that custom frames can add to a home. The Company began a consumer advertising program in September 1996 to build and strengthen awareness of custom framing generally, and the Company's brands in particular, among retail custom framers, individual consumers and decorators. This program uses magazine advertising as well as direct mail materials and in-store promotional displays. The Company's advertisements have had an estimated 150 million consumer exposures since September 1996 and can be seen in publications such as Architectural Digest, Elle Decor, Gourmet, House and Garden, House Beautiful, Metropolitan Home and Traditional Home.


     Pursue Acquisitions. A key growth opportunity and core competency of the Company is the acquisition of manufacturers and distributors of custom framing products. Albecca's ability to identify and capitalize on cost savings and other synergies, and to successfully integrate acquisitions, has been a key factor in growing the Company's operating income faster than net sales in each fiscal year from 1989 through 1997. Since 1988, Albecca has acquired 37 businesses. Albecca has a disciplined approach to acquisitions, evaluating certain operating and financial criteria for each candidate, including product design and quality, geographic markets and customer segments served, management team strength and return on invested capital. Albecca has been able to leverage its industry leadership position, marketing and manufacturing expertise, and emphasis on its core values to become a leading consolidator of manufacturers and distributors of custom framing products. There are currently over 300 manufacturers and distributors of custom framing products in North America and an additional 500 outside North America, with the smallest having estimated annual sales under $1 million and the largest having sales over $150 million. Albecca believes the fragmented nature of the industry presents opportunities to make further prudent acquisitions. The Company expects to enter into an agreement for a new credit facility, which is intended to provide greater flexibility for the Company to pursue future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Albecca Inc. is a Georgia corporation whose principal executive offices are located at 3900 Steve Reynolds Boulevard, Norcross, Georgia 30093, and its telephone number is (770) 279-5200.

                                  THE OFFERING

Class A Common Stock to be offered:

  U.S. Offering............                             shares

  International Offering...                             shares

          Total............                             shares

Common Stock to be
  outstanding after the
  Offering(1)(2):

  Class A Common Stock.....                             shares

  Class B Common Stock.....                             shares

          Total............                             shares


Voting Rights..............  Each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to 10 votes. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class. All of the shares of Class B Common Stock are owned by the Company's Chairman, President and Chief Executive Officer. See "Risk Factors -- Voting Rights of Class A and Class B Common Stock; Control by Principal Shareholder," "Principal Shareholders" and "Description of Capital Stock."



Use of Proceeds............  To repay indebtedness under the Company's credit
                             facilities (approximately $     million) and to
                             repay notes payable to the Company's existing shareholders issued in connection with the termination of the Company's S corporation status (approximately $60.0 million). See "S Corporation Termination," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



Proposed New York Stock
  Exchange symbol..........  BEK

---------------

(1) Excludes 2,600,000 shares of Class A Common Stock reserved for issuance pursuant to the Company's stock option plan. See "Management -- 1998 Stock Option Plan."
(2) Assumes no exercise of the U.S. Underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



     The following summary consolidated financial data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and the related notes thereto and other financial information included elsewhere in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data of the Company for the fiscal years ended August 27, 1995, August 25, 1996 and August 31, 1997 and the six months ended March 1, 1998 are derived from the Company's audited consolidated financial statements. The summary consolidated financial data for the six months ended February 23, 1997 and the nine months ended May 25, 1997 and May 31, 1998 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company's financial position and results of operations at such dates and for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.



                                            YEAR ENDED(1)                   SIX MONTHS ENDED        NINE MONTHS ENDED
                                 ------------------------------------   ------------------------   -------------------
                                 AUGUST 27,   AUGUST 25,   AUGUST 31,   FEBRUARY 23,   MARCH 1,    MAY 25,    MAY 31,
                                    1995         1996         1997          1997         1998        1997       1998
                                 ----------   ----------   ----------   ------------   ---------   --------   --------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales....................   $225,359     $300,788     $354,058      $186,016     $199,814    $266,695   $292,869
  Cost of sales................    128,341      173,964      200,750       108,401      113,468     152,614    165,817
                                  --------     --------     --------      --------     --------    --------   --------
    Gross profit...............     97,018      126,824      153,308        77,615       86,346     114,081    127,052
  Operating expenses...........     74,547       96,595      117,707        58,304       67,992      86,905    100,011
                                  --------     --------     --------      --------     --------    --------   --------
    Operating income...........   $ 22,471     $ 30,229     $ 35,601      $ 19,311     $ 18,354    $ 27,176   $ 27,041
                                  ========     ========     ========      ========     ========    ========   ========
  Pro forma net income(2)......   $ 10,612     $ 13,262     $ 14,864      $  8,424     $  7,554    $ 11,587   $ 10,973
                                  ========     ========     ========      ========     ========    ========   ========
  Pro forma basic earnings per
    common share...............
  Pro forma basic weighted
    average common shares
    outstanding................
OTHER DATA:
  Net cash provided by
    operating activities.......   $ 19,043     $ 30,640     $ 22,150      $ 13,364     $ 11,979    $ 22,496   $ 14,566
  Net cash (used in) investing
    activities.................    (31,084)     (38,099)     (22,514)      (16,300)     (23,726)    (15,814)   (35,239)
  Net cash provided by (used
    in) financing activities...     14,068        8,282        1,504         3,516       12,390      (2,611)    22,414
  EBITDA(3)....................     28,174       35,531       42,486        22,661       22,004      32,187     32,764



                                                                    MAY 31, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $ 45,463
  Total assets..............................................   257,406
  Long-term debt including current maturities...............   146,141
  Shareholders' equity......................................    31,169


---------------

(1) The Company ends its fiscal year on the last Sunday in August. The Company's fiscal year ended August 31, 1997 was a 53-week year.
(2) On or prior to the date of this Prospectus, Albecca will terminate its status as an S corporation. Pro forma net income represents net income had the Company been a C corporation for the periods presented. See "S Corporation Termination."

(3) EBITDA is defined as income before interest, taxes, depreciation and amortization and minority interest. EBITDA is presented because the Company believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles). EBITDA is not necessarily comparable to similarly titled measures for other companies and does not necessarily represent amounts of funds available for management's discretionary use.


(4) Adjusted to give effect to the Offering and the application of the net
    proceeds therefrom of approximately $    million (assuming an initial public
    offering price of $        per share). Also adjusted to give effect to the
    estimated final distribution of approximately $60.0 million to the Company's existing shareholders on or prior to the date of this Prospectus. See "S Corporation Termination" and "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Class A Common Stock offered hereby. This Prospectus contains statements which constitute "forward-looking statements" that are based upon assumptions made by the Company's management as of the date of this Prospectus, including assumptions about risks and uncertainties faced by the Company. These statements appear in a number of places in this Prospectus and include all statements that are not historical statements of fact relating to, without limitation, future economic performance, plans and objectives of management for future operations and projections of revenues and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, the Company's management. The words "may," "would," "could," "will," "expect," "estimate," "anticipate," "believe," "intends," "plans" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this "Risk Factors" section and elsewhere in this Prospectus identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, many of which are beyond the Company's ability to control, that could cause actual results to differ materially from those in such forward-looking statements.

ABILITY TO CONTINUE AND MANAGE GROWTH


     As part of its growth strategy, the Company seeks to expand its market presence and increase sales penetration to retail custom framers both in the North American and international markets. The Company also intends to continue to grow through strategic acquisitions of manufacturers and distributors of custom framing products. There can be no assurance that the Company will be able to continue to expand its market presence in its current locations or successfully complete future acquisitions. In addition, while the Company has increased its net sales and operating income significantly since 1993, there can be no assurance that the Company will be able to maintain such growth. The Company's ability to continue to grow will depend on a number of factors, including the demand for the Company's existing and new custom framing products, the ability to maintain sufficient profit margins and the impact of existing and emerging competition. To accommodate growth, the Company must also recruit, retain and develop qualified personnel, manage costs and, when needed, adapt its infrastructure and modify its information systems and process technologies. Activities related to the implementation of the Company's growth strategies may at times divert management's attention from the Company's business operations, and the costs associated with such activities may adversely affect the Company's profitability. The Company's failure or inability to continue, or to manage, its growth strategy successfully may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Growth Strategy."


ACQUISITION RISKS


     Since 1988, the Company has acquired 37 businesses throughout North America and the rest of the world. A substantial portion of the Company's growth in net sales has been the result of these acquisitions. Following the Offering, the Company intends to continue to pursue acquisitions of manufacturers and distributors of custom framing products. The Company has a disciplined approach to acquisitions, evaluating certain operating and financial criteria for each candidate, including product design and quality, geographic markets and customer segments served, management team strength and return on invested capital. Accordingly, there can be no assurance that in the future the Company will be able to identify acquisition candidates that meet the Company's criteria, to enter into acquisition agreements on favorable terms, consummate any acquisition or successfully integrate any acquired business into the Company's operations. In addition, the Company competes for acquisition candidates with both strategic and financial buyers, and continued consolidation in the industry may result in fewer opportunities for acquisitions. There also can be no assurance that adequate financing for acquisitions on acceptable terms can be arranged; however, the Company believes that following consummation of the Offering the Company will be in a better position to obtain such financing. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of additional debt (under existing or new credit facilities or through the public or private issuance of debt securities), the write-off of in-process product development and capitalized product costs, integration costs, and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The successful integration of acquisitions involves a number of risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, differing corporate cultures, the diversion of management's attention from other business concerns and the potential loss of key employees. Any one or more of the foregoing risks may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Growth Strategy."


DEPENDENCE ON MANAGEMENT


     The Company is dependent upon the abilities and expertise of Craig Ponzio, its Chief Executive Officer, and other key managers. The Company believes it has developed significant depth and experience within its management; however, no assurance can be given that the Company's business, financial condition and results of operations would not be adversely affected if any of these key managers ceased to be active in the business of the Company. The Company has entered into an employment agreement with Mr. Ponzio, and maintains key man life insurance on Mr. Ponzio in the amount of $10.0 million. See "Management."



DEPENDENCE ON THIRD-PARTY MANUFACTURERS AND SUPPLIERS



     The Company is dependent upon third parties for the manufacture and supply of a majority of its custom framing products. While the inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards has seldom been a problem for the Company, any increase in untimely shipments or failure to meet quality standards could affect the Company's ability to maintain adequate inventory to meet its customers' needs, which could have a material adverse effect on the Company's business, financial condition and results of operations. No manufacturer or supplier accounted for more than 8% percent of the Company's total purchases, on a cost of goods basis, in 1997. The Company does not have supply contracts with any of its manufacturers or suppliers; however, the Company has long-standing relationships with many of these third parties and has historically experienced only limited difficulty in satisfying its inventory requirements. See
"Business -- Manufacturing and Sourcing."


SHORTAGES AND CHANGES IN COSTS OF RAW MATERIALS


     The Company's profitability is dependent on its ability to offer quality custom framing products at competitive prices. Various factors beyond the Company's control may affect the availability and/or cost of its raw materials. While management of the Company has been able to anticipate and react to changing costs and availability of raw materials, particularly wood for its mouldings, to date through its price adjustments, purchasing practices and product variation, there can be no assurance that the Company will be able to do so in the future. The Company does not have supply contracts with any of its suppliers of raw materials; however, the Company has long-standing relationships with many of these suppliers and has historically experienced only limited difficulty in satisfying its raw materials requirements. See
"Business -- Manufacturing and Sourcing."



FOREIGN CURRENCY FLUCTUATION RISKS; RISKS ASSOCIATED WITH CHANGES IN SOCIAL, POLITICAL, ECONOMIC AND OTHER CONDITIONS AFFECTING FOREIGN OPERATIONS



     Outside the U.S., the Company currently manufactures and sells products primarily in Canada and western Europe. The manufacturing costs, profit margins and competitive position of the Company are consequently affected by the strength of the currencies in countries where its products are manufactured relative to the strength of the currencies in the countries where its products are sold. The Company's results of operations and financial condition may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 1 of notes to the Company's consolidated financial statements.

     Other risks inherent in foreign operations include changes in social, political and economic conditions which could result in the disruption of trade from the countries in which the Company's operations, manufacturers or suppliers are located, the imposition of additional regulations relating to imports and exports, the imposition of additional duties, taxes and other charges on imports and exports or restrictions on the transfer of funds, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

FACTORS AFFECTING OPERATING RESULTS; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS


     The success of the Company's business depends to a significant extent on a number of factors relating to discretionary consumer spending, including economic conditions that affect disposable consumer income, such as employment levels, business conditions, interest rates and taxation. Any significant decline in such general economic conditions or uncertainties regarding future economic prospects that affect consumer spending generally, and spending on home decorating/improvement products specifically, could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the success of the Company's business depends on consumer tastes in custom picture framing products in particular, as well as in home decorating products in general, which are subject to change over time. A shift in consumer preferences away from the products, brands or styles that the Company manufactures and distributes, or has the capability to manufacture and distribute, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's revenues also may be affected by the introduction of new products by the Company's competitors. The Company's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, the Company may be unable or unwilling to reduce expenses proportionately and its operating results will likely be adversely affected.


     The Company's quarterly operating results may vary in the future or decrease significantly depending on factors such as the timing of new product announcements or changes in pricing policies by the Company or its competitors. The Company has limited or no control over many of these factors. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. Due to all of the foregoing factors and the other risks identified herein, it is possible that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Class A Common Stock will likely be adversely affected.

COMPETITION


     Competition is strong in the segments of the custom framing industry in which the Company operates. The Company competes with numerous domestic and foreign manufacturers and distributors of custom framing products. In particular, the Company estimates that its largest competitor in the manufacture and distribution of wood mouldings in North America is The Williamson Company. The principal manufacturers of metal moulding are Esselte Holdings, Inc. and Cardinal Aluminum Company, which primarily supply their products to custom framers through distributors. The Company's business depends on its ability to anticipate and respond to changing consumer tastes and demands by producing marketable products, as well as on its ability to remain competitive in the areas of quality, delivery and price. In a broader sense, the Company competes in the larger home decorating market, where consumers may forego custom framing and choose ready-made picture frames or framed art works, and in the larger wholesale contract framing market, where wholesale picture framers produce framed art works in volume for large accounts such as hotels or office complexes. There can be no assurance that the Company will be able to maintain its operating income margins if the competitive environment changes. See "Business -- Competition."



INTELLECTUAL PROPERTY RISKS



     The Company utilizes a number of trademarks to distinguish its brands. The Company has registered or applied for registration of these trademarks in the U.S. and Canada and in numerous countries in Europe, Asia and elsewhere. The Company regards its trademarks and other property rights as valuable assets in the marketing of its products, and on a worldwide basis, vigorously seeks to protect them against infringement.

There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of the trademarks and other proprietary rights of others. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. The Company also regards its moulding designs as critical to the success of its marketing efforts, and seeks to protect those designs prior to their introduction to the marketplace. However, after such introduction there are no practical means to prevent others from copying or imitating such designs or specific design elements. See "Business -- Trademarks."


NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

     Before the Offering, there has been no public market for the Class A Common Stock or Class B Common Stock, and there can be no assurance that an active trading market for the Class A Common Stock will develop or continue following the Offering or that the market price of the Class A Common Stock will not decline below the initial public offering price. The initial public offering price for the Class A Common Stock was determined by negotiation between the Company and the U.S. Representatives (as defined herein) based on several factors and may not be indicative of the market price for the Class A Common Stock after the Offering. The Company believes that various factors such as general economic conditions and changes or volatility in the financial markets, changing conditions in the Company's markets and quarterly or annual variations in the Company's financial results, some of which are not necessarily related to the Company's performance, could cause the market price of the Class A Common Stock to fluctuate substantially. See "Underwriters."

VOTING RIGHTS OF CLASS A AND CLASS B COMMON STOCK; CONTROL BY PRINCIPAL SHAREHOLDER


     Under the Company's Amended and Restated Articles of Incorporation (the "Articles"), each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to 10 votes on all matters with respect to which the Company's shareholders have a right to vote, including the election of directors. Except as otherwise required by law or expressly provided in the Articles, holders of shares of the Class A Common Stock and Class B Common Stock vote together as a single class. After the Offering, Craig Ponzio, Chairman and Chief Executive Officer of the Company, will beneficially own all 16,626,000 outstanding shares of Class B Common Stock, representing
approximately      % of the total voting power of all classes of voting stock of the Company. As a result, Mr. Ponzio will be able to control the outcome of matters requiring a shareholder vote, including the election of directors, the amendment of the Articles or of the Company's Amended and Restated Bylaws (the "Bylaws"), and the approval of certain mergers or other significant transactions, such as sales of substantially all of the Company's assets; provided, however, that in certain circumstances where a proposed merger or other significant transaction would provide disparate treatment to the holders of Class A Common Stock and Class B Common Stock, and is to be voted on by the Company's shareholders, then each such class of stock would be entitled to vote on any such proposal as a separate class. Purchasers of the Class A Common Stock in the Offering will become minority shareholders of the Company and will be unable to control the management or business policies of the Company. Moreover, the Company is not prohibited from engaging in transactions with its management and principal shareholders, or with entities in which such persons are interested. However, the Company has adopted a policy that following consummation of the Offering, all transactions with the Company's principal shareholders, officers or directors, or their affiliates, must be on terms which are no less favorable to the Company than could be obtained from an unaffiliated third party in an arm's length transaction, and any such transaction exceeding $500,000 must be approved by a majority of the Company's independent and disinterested directors. See "Management," "Principal Shareholders," "Certain Transactions" and "Description of Capital Stock."

MATERIAL BENEFITS TO PRINCIPAL SHAREHOLDERS



     The Company intends to use the net proceeds of the Offering to, among other things, repay approximately $60.0 million of notes payable held by the principal shareholders. See "S Corporation Termination," "Use of Proceeds," "Principal Shareholders" and "Certain Transactions."


SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON MARKET PRICE


     Substantially all of the outstanding shares of Class A Common Stock, as well as shares of Class A Common Stock issuable on exercise of stock options granted or to be granted under the Company's stock option plan, are or will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities. Upon consummation of the Offering, there will be outstanding shares of Class A Common Stock, 16,626,000 outstanding shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock upon the occurrence of certain events, and stock
options outstanding to purchase an additional           shares of Class A Common
Stock. Of the outstanding shares of Class A Common Stock, the           shares
sold in the Offering (          shares if the U.S. Underwriters' over-allotment
option is exercised in full) will be freely tradable by persons other than "affiliates" of the Company without restriction under the Securities Act. The
remaining           shares of Class A Common Stock and      shares of Class B
Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. The Company and all current shareholders of the Company have agreed not to sell, contract to sell, or otherwise dispose of any shares of the Class A Common Stock or Class B Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriters."


POTENTIAL ANTI-TAKEOVER EFFECTS OF ARTICLES AND BYLAW PROVISIONS

     The Articles and Bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in the control of the Company, which may adversely affect the market price of the Class A Common Stock or the ability of shareholders to participate in a transaction in which they might otherwise receive a premium for their shares over the then-current market price. In addition, the Articles authorize the Board of Directors to issue shares of preferred stock ("Preferred Stock") in one or more series, and to establish the rights, preferences, privileges and restrictions, including voting rights, of such Preferred Stock without requiring shareholder approval and on such terms as the Board of Directors may determine. Although the Company has no present plans to issue any shares of Preferred Stock, the rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. See "Description of Capital Stock."

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT


     The Company does not intend to declare or pay cash dividends in the foreseeable future because it intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes, including acquisitions. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant. In addition, the Company's credit facilities impose certain restrictions that may limit the Company's ability to pay dividends. See "Dividend Policy."


IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of shares of Class A Common Stock offered hereby will experience immediate dilution in the net tangible book value per share of Class A Common
Stock of $          per share. See "Dilution."

                           S CORPORATION TERMINATION

     In 1986 Albecca Inc. elected, for U.S. income tax purposes, to be treated as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of certain state income tax laws. An S corporation generally is not subject to income tax at the federal and state levels (with the exception of certain states' income tax laws). Instead, income of an S corporation is generally passed through to its shareholders and is taxed on their personal income tax returns. As a result, since 1987 Albecca Inc.'s income has generally not been subject to tax at the corporate level.


     On or prior to the date of this Prospectus, Albecca Inc. will terminate its status as an S corporation under the Code (the "Termination Date") and distribute all undistributed S corporation earnings to its current shareholders. At April 30, 1998, the undistributed S corporation earnings of Albecca Inc. were estimated to be $66.2 million. On May 1, 1998, Albecca Inc. distributed previously undistributed S corporation earnings to its shareholders through the issuance of promissory notes ("S Corp Notes") in the aggregate amount of $10.5 million, bearing interest at a rate of 11% per annum and payable upon demand. In June 1998, the S Corp Notes, plus accrued interest thereon, were paid in full. On May 31, 1998, after giving effect to the issuance and payment of the S Corp Notes, the undistributed S corporation earnings of Albecca Inc. were estimated to be $57.0 million. The additional undistributed S corporation earnings expected to be accumulated from June 1, 1998 through the Termination Date are estimated to be $3.0 million, although the actual amount of such earnings may vary. Albecca Inc. expects to distribute the remaining undistributed S corporation earnings, estimated to be $60.0 million, to its shareholders through the issuance of additional S Corp Notes prior to the consummation of the Offering. The additional S Corp Notes are expected to be repaid in full using a portion of the net proceeds from the Offering. Purchasers of shares of Class A Common Stock in the Offering will not receive any portion of the distribution of the previously undistributed S corporation earnings. See "Use of Proceeds."


     The Company's shareholders have agreed to indemnify the Company should its status as an S corporation during any portion of the period for which it claimed such status in federal or certain state income tax filings ever be successfully challenged. See "Certain Transactions."


     In connection with the termination of its S corporation status, the Company will report an increase in earnings, which will be recognized in the quarter during which the Termination Date occurs, through the recognition of net deferred tax assets (approximately $8.9 million as of May 31, 1998). See Notes 1, 5 and 12 of notes to the Company's consolidated financial statements.


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, assuming an initial
public offering price of $    per share and after deducting underwriting
discounts and commissions and estimated expenses, are estimated to be
approximately $    million ($    million if the U.S. Underwriters'
over-allotment option is exercised in full).


     From the net proceeds of the Offering, the Company will repay approximately
$    million of the Company's outstanding indebtedness under its credit facilities and will repay all of the outstanding S Corp Notes, together with accrued interest thereon, which the Company estimates will in the aggregate be $60.0 million. The indebtedness under the credit facilities bears interest at rates ranging from 2.0% to 19.0% (as of May 31, 1998) and matures on dates ranging from May 1999 to October 2002. Borrowings under these credit facilities have generally been used for acquisition financing and working capital needs. See "S Corporation Termination," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."

                                DIVIDEND POLICY

     The Company historically has made distributions to its shareholders related to its S corporation status and the resulting tax payment obligations imposed on its shareholders. Other than the distribution to be made to the Company's shareholders described under "S Corporation Termination," the Company does not intend to declare or pay cash dividends in the foreseeable future because it intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes, including acquisitions. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deem relevant. In addition, the Company's credit facilities impose certain restrictions that may limit the Company's ability to pay dividends. See "Description of Capital Stock."

                                    DILUTION


     At May 31, 1998, the net tangible book deficit of the Company was approximately $(66,000,000) million, or $(3.88) per share of Class A Common Stock and Class B Common Stock (after giving effect to the distribution of the estimated $60.0 million in undistributed S corporation earnings and the recognition of approximately $8.9 million of net deferred tax assets upon the termination of the Company's S corporation status). See "S Corporation Termination." The net tangible book value per share represents the amount by which the Company's net tangible assets exceed the Company's total liabilities divided by the number of shares of Class A Common Stock and Class B Common Stock
outstanding. After giving effect to the sale of the      shares of Class A
Common Stock offered hereby and the application of the net proceeds as set forth under "Use of Proceeds," the Company's pro forma net tangible book value as of
May 31, 1998 would have been $     million, or $          per share of Class A
Common Stock and Class B Common Stock, representing an immediate increase of
$          in net tangible book value per share to existing shareholders and an
immediate dilution of $          in net tangible book value per share to persons
purchasing shares of Class A Common Stock in the Offering. The following table illustrates such per share dilution:


Assumed initial public offering price.......................            $
  Net tangible book value per share before the Offering.....  $
  Increase in net tangible book value per share attributable to new investors.......................................
                                                              -------
Pro forma net tangible book value per share after the
  Offering..................................................
                                                                        -------
Dilution in net tangible book value per share to new
  investors.................................................            $
                                                                        =======


     The following table sets forth as of May 31, 1998 the number of shares of Class A Common Stock and Class B Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and to be paid by the new investors purchasing shares of Class A Common Stock offered hereby.


                                                                              TOTAL
                                                   SHARES PURCHASED       CONSIDERATION      AVERAGE
                                                   -----------------    -----------------     PRICE
                                                   NUMBER    PERCENT    AMOUNT    PERCENT   PER SHARE
                                                   -------   -------    -------   -------   ---------
Existing shareholders............................                  %    $               %    $
New investors....................................
                                                   -------   ------     -------    -----
          Total..................................            100.00%               100.0%
                                                   =======   ======     =======    =====

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at May 31, 1998 (i) on an actual basis and (ii) as adjusted to give effect to the sale by
the Company of           shares of Class A Common Stock in the Offering at the
assumed initial public offering price of $          per share and the
application of the net proceeds therefrom. See "S Corporation Termination," "Use of Proceeds" and "Selected Consolidated Financial Data." This table should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information appearing elsewhere in this Prospectus.



                                                                AS OF MAY 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt, including current maturities................  $146,141
Shareholders' equity:
  Preferred Stock, $0.01 par value; 50,000,000 shares
     authorized and no shares issued and outstanding
     (actual)...............................................        --
  Class A Common Stock, $0.01 par value; 250,000,000 shares
     authorized, 374,000 shares issued and outstanding
     (actual)...............................................         4
  Class B Common Stock, $0.01 par value; 100,000,000 shares
     authorized, 16,626,000 shares issued and outstanding
     (actual)...............................................       166
  Additional paid-in capital................................       825
  Retained earnings.........................................    38,225
  Cumulative foreign currency translation adjustment........    (8,051)
                                                              --------    --------
          Total shareholders' equity........................    31,169
                                                              --------    --------
          Total capitalization..............................  $177,310    $
                                                              ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA



    The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and the related notes thereto and other financial information included elsewhere in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data of the Company for the fiscal years ended August 29, 1993, August 28, 1994, August 27, 1995, August 25, 1996 and August 31, 1997 and
the six months ended March 1, 1998 are derived from the Company's audited consolidated financial statements. The selected consolidated financial data for the six months ended on February 23, 1997 and the nine months ended May 25, 1997 and May 31, 1998 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company's financial position and results of operations at such dates and for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.


                                                           YEAR ENDED(1)
                                -------------------------------------------------------------------
                                AUGUST 29,    AUGUST 28,    AUGUST 27,    AUGUST 25,    AUGUST 31,
                                   1993          1994          1995          1996          1997
                                -----------   -----------   -----------   -----------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales....................  $   137,828   $   157,346   $   225,359   $   300,788   $   354,058
 Cost of sales................       79,785        90,804       128,341       173,964       200,750
                                -----------   -----------   -----------   -----------   -----------
   Gross profit...............       58,043        66,542        97,018       126,824       153,308
 Operating expenses...........       44,643        51,008        74,547        96,595       117,707
                                -----------   -----------   -----------   -----------   -----------
   Operating income...........       13,400        15,534        22,471        30,229        35,601
 Interest expense.............        1,056         1,034         4,008         6,846         9,722
 Provision for income taxes...          966         1,165         2,322         3,679         3,243
 Minority interest............           --            --            97           300           146
                                -----------   -----------   -----------   -----------   -----------
 Historical net income........  $    11,378   $    13,335   $    16,044   $    19,404   $    22,490
                                ===========   ===========   ===========   ===========   ===========
 Historical earnings per
   common share -- basic and
   diluted....................  $       .67   $       .78   $       .94   $      1.14   $      1.32
                                ===========   ===========   ===========   ===========   ===========
 Historical weighted average
   shares outstanding -- basic
   and diluted................   17,000,000    17,000,000    17,000,000    17,000,000    17,000,000
                                ===========   ===========   ===========   ===========   ===========

 Income before pro forma
   provision for income
   taxes......................  $    11,378   $    13,335   $    16,044   $    19,404   $    22,490
 Pro forma provision for
   income taxes...............        4,218         4,925         5,432         6,142         7,626
                                -----------   -----------   -----------   -----------   -----------
 Pro forma net income(2)......  $     7,160   $     8,410   $    10,612   $    13,262   $    14,864
                                ===========   ===========   ===========   ===========   ===========
 Pro forma basic earnings per
   common share -- basic and
   diluted....................                                                          $
                                                                                        ===========
 Pro forma basic weighted
   average common shares
   outstanding -- basic.......
                                                                                        ===========
            -- diluted........
                                                                                        ===========
OTHER DATA:
 Net cash provided by
   operating activities.......  $    12,044   $    21,298   $    19,043   $    30,640   $    22,150
 Net cash (used in) investing
   activities.................       (2,422)      (12,023)      (31,084)      (38,099)      (22,514)
 Net cash (used in) provided
   by financing activities....       (9,472)       (8,899)       14,068         8,282         1,504
 EBITDA(3)....................       15,102        17,807        28,174        35,531        42,486

                                     SIX MONTHS ENDED            NINE MONTHS ENDED
                                --------------------------   -------------------------
                                FEBRUARY 23,    MARCH 1,       MAY 25,       MAY 31,
                                    1997          1998          1997          1998
                                ------------   -----------   -----------   -----------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales....................  $   186,016    $   199,814   $   266,695   $   292,869
 Cost of sales................      108,401        113,468       152,614       165,817
                                -----------    -----------   -----------   -----------
   Gross profit...............       77,615         86,346       114,081       127,052
 Operating expenses...........       58,304         67,992        86,905       100,011
                                -----------    -----------   -----------   -----------
   Operating income...........       19,311         18,354        27,176        27,041
 Interest expense.............        4,728          4,713         7,051         7,472
 Provision for income taxes...        1,657          1,710         2,194         2,575
 Minority interest............           34            358           103           377
                                -----------    -----------   -----------   -----------
 Historical net income........  $    12,892    $    11,573   $    17,828   $    16,617
                                ===========    ===========   ===========   ===========
 Historical earnings per
   common share -- basic and
   diluted....................  $       .76    $       .68   $      1.05   $       .98
                                ===========    ===========   ===========   ===========
 Historical weighted average
   shares outstanding -- basic
   and diluted................   17,000,000     17,000,000    17,000,000    17,000,000
                                ===========    ===========   ===========   ===========
 Income before pro forma
   provision for income
   taxes......................  $    12,892    $    11,573   $    17,828   $    16,617
 Pro forma provision for
   income taxes...............        4,468          4,019         6,241         5,644
                                -----------    -----------   -----------   -----------
 Pro forma net income(2)......  $     8,424    $     7,554   $    11,587   $    10,973
                                ===========    ===========   ===========   ===========
 Pro forma basic earnings per
   common share -- basic and
   diluted....................                 $                           $
                                               ===========                 ===========
 Pro forma basic weighted
   average common shares
   outstanding -- basic.......
                                               ===========                 ===========
            -- diluted........
                                               ===========                 ===========
OTHER DATA:
 Net cash provided by
   operating activities.......  $    13,364    $    11,979   $    22,496   $    14,566
 Net cash (used in) investing
   activities.................      (16,300)       (23,726)      (15,814)      (35,239)
 Net cash (used in) provided
   by financing activities....        3,516         12,390        (2,611)       22,414
 EBITDA(3)....................       22,661         22,004        32,187        32,764


                                AUGUST 29,    AUGUST 28,    AUGUST 27,    AUGUST 25,    AUGUST 31,                    MARCH 1,
                                   1993          1994          1995          1996          1997                         1998
                                -----------   -----------   -----------   -----------   -----------                  -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital..............  $    22,458   $    24,615   $    32,936   $    39,456   $    43,302                  $    49,459
 Total assets.................       42,739        58,458       122,781       190,168       208,689                      243,500
 Long-term debt, including
   current maturities.........        9,226        14,067        53,969        93,062       108,726                      132,627
 Shareholders' equity.........       21,619        26,583        29,106        35,343        37,313                       39,866

                                                MAY 31,
                                                 1998
                                              -----------
                                     (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital..............                $    45,463
 Total assets.................                    257,406
 Long-term debt, including
   current maturities.........                    146,141
 Shareholders' equity.........                     31,169


---------------

(1) The Company ends its fiscal year on the last Sunday in August. The Company's fiscal year ended August 31, 1997 was a 53-week year.
(2) On or prior to the date of this Prospectus, Albecca will terminate its status as an S corporation. Pro forma net income represents net income had the Company been a C corporation for the periods presented. See "S Corporation Termination."

(3) EBITDA is defined as income before interest, taxes, depreciation and amortization and minority interest. EBITDA is presented because the Company believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles). EBITDA is not necessarily comparable to similarly titled measures for other companies and does not necessarily represent amounts of funds available for management's discretionary use.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's consolidated financial statements and the related notes thereto which are included elsewhere in this Prospectus. In this "Management's Discussion and Analysis of Financial Condition and Results of Operations", all references to the Company's international operations ("International") include all of Albecca's operations outside of the U.S. The Company uses a 52-53 week fiscal year ending on the last Sunday in August. Accordingly, fiscal years 1995, 1996 and 1997 ended on August 27, 1995, August 25, 1996 and August 31, 1997, respectively. Moreover, fiscal 1997 was a 53-week year.


OVERVIEW


     Albecca is a worldwide leader in the custom framing industry, designing, manufacturing and distributing high quality, branded custom framing products, including wood and metal moulding, matboard, foam board, glass, equipment and other framing supplies. The Company was purchased by its current Chairman and Chief Executive Officer, Craig Ponzio, in 1981 and since then has profitably grown net sales every year. In each fiscal year from 1989 through 1997, Albecca achieved its goal of growing operating income faster than net sales through consistent implementation of its operating and growth strategies. Over the last five years, net sales have increased by a compound annual growth rate of 28.9%, from $137.8 million in 1993 to $354.1 million in 1997. Operating income increased by a compound annual growth rate of 30.0% over the same period, from $13.4 million in 1993 to $35.6 million in 1997. The increase in operating income, on a percentage basis, was greater than the percentage increase in net sales primarily as a result of the Company's efforts to manage its product costs and reduce operating expenses as a percentage of net sales. During the first nine months of 1998, net sales increased 9.8% to $292.9 million compared to the first nine months of 1997. Operating income, after excluding non-recurring costs of $2.9 million, increased 10.2% to $29.9 million in the first nine months of 1998 compared to the same 1997 period. See "-- Results of Operations."



     Albecca's net sales consist primarily of sales of branded custom framing products to independent retail custom framers and franchise operations. With operations in 20 countries, Albecca's net sales are geographically diversified. U.S. customers accounted for 68.2%, 54.0%, 46.7% and 47.5% of net sales in 1995, 1996 and 1997 and the first nine months of 1998, respectively. International customers accounted for 31.8%, 46.0%, 53.3% and 52.5% of net sales in 1995, 1996 and 1997 and the first nine months of 1998, respectively. A key growth opportunity for Albecca has been the acquisition of other manufacturers and distributors of custom framing products. The Company has completed nine acquisitions in the U.S. since 1988 and 28 acquisitions outside of the U.S. since 1989, 27 of which occurred since 1994. Of these acquisitions, Albecca completed six in 1995, ten in 1996, six in 1997 (all of which were in the first nine months), and six in the first nine months of 1998.



     Albecca's cost of sales for manufactured goods consists primarily of the cost of raw materials, primarily lumber, direct labor and the overhead associated with the manufacturing processes. The Company's cost of sales for products purchased for resale primarily consists of the cost of the product and the related freight costs. The cost of the Company's sampling program, through which it provides moulding samples to retail custom framers, is also included in cost of sales. Albecca's operating expenses include the expenses associated with the Company's customer service, marketing, selling, distribution processes and general and administrative support.



     Albecca Inc. has been an S corporation under the Code since 1987 and Larson-Juhl International L.L.C. has been a limited liability company since inception. Therefore, neither has been subject to federal and certain state income taxes. The provision for income taxes that the Company historically has recorded has been primarily for certain state and foreign income taxes. On or prior to the date of this Prospectus, the Company will terminate its S corporation status and thereafter be taxed as a C corporation for federal and state income tax purposes, as well as for foreign income tax purposes. See "S Corporation Termination."

RESULTS OF OPERATIONS


     The following table sets forth certain consolidated statements of operations data as a percentage of net sales for the periods indicated:



                                                                             FOR THE NINE MONTHS
                                           FOR THE YEARS ENDED                      ENDED
                                   ------------------------------------   -------------------------
                                   AUGUST 27,   AUGUST 25,   AUGUST 31,     MAY 31,       MAY 31,
                                      1995         1996         1997         1997          1998
                                   ----------   ----------   ----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
Net sales........................    100.0%       100.0%       100.0%        100.0%        100.0%
Cost of sales....................     56.9         57.8         56.7          57.2          56.6
                                     -----        -----        -----         -----        ------
  Gross profit...................     43.1         42.2         43.3          42.8          43.4
Operating expenses...............     33.1         32.1         33.2          32.6          34.1
                                     -----        -----        -----         -----        ------
  Operating income...............     10.0         10.1         10.1          10.2           9.3
Interest expense.................      1.8          2.2          2.8           2.7           2.6
                                     -----        -----        -----         -----        ------
  Income before provision for
     income taxes and minority
     interest....................      8.2          7.9          7.3           7.5           6.7
Provision for income taxes.......      1.0          1.2           .9            .8            .9
Minority interest................       .1           .1           --            --            .1
                                     -----        -----        -----         -----        ------
  Net income before pro forma
     provision for income
     taxes.......................      7.1          6.6          6.4           6.7           5.7
Pro forma provision for income
  taxes..........................      2.4          2.2          2.1           2.2           1.9
                                     -----        -----        -----         -----        ------
  Pro forma net income...........      4.7%         4.4%         4.3%          4.5%          3.8%
                                     =====        =====        =====         =====        ======



  First Nine Months of 1998 Compared to First Nine Months of 1997



     Net Sales. Net sales increased $26.2 million, or 9.8%, to $292.9 million for the first nine months of 1998 from $266.7 million in the comparable period in 1997. This increase is primarily a result of the acquisition of six manufacturers and distributors of custom framing products during the first nine months of 1998 and the expansion of the Company's lines of premium custom frame mouldings, offset by changes in currency. Currency fluctuations in the first nine months of 1998 reduced sales by 2.2%, primarily due to a strengthening of the U.S. dollar against the French Franc, German Mark and Dutch Guilder. In constant currency terms, net sales increased by 12.3% in the first nine months of 1998 compared to the same period in 1997. U. S. net sales increased 11.7% in the first nine months of 1998 compared with the same period in 1997 and, on a constant currency basis, International net sales increased 12.8% in the same period. The increase in U.S. net sales resulted from the acquisition of four distributors of custom framing products and a 10.3% increase in net sales to independent custom framing retailers, including a 13.4% increase in sales to Partnership Program participants. These increases were offset by a decline in net sales to framing departments of craft chains. The increase in International net sales resulted from the acquisition of two manufacturers and distributors of custom framing products.



     Gross Profit. Gross profit margin increased to 43.4% for the first nine months of 1998 from 42.8% in the comparable period in 1997. Gross profit increased $13.0 million, or 11.4%, to $127.1 million for the first nine months of 1998 from $114.1 million in the comparable period in 1997. In the U.S., gross profit margin was 45.4% for both the first nine months of 1998 and the comparable period in 1997. Gross profit margin remained constant in part because an improvement in the product mix, with increased sales of products that comprise the "Craig Ponzio Signature Collection," was offset by a 9.5% increase in the cost of the Company's sampling program. In addition, gross profit margins on products sold by acquired businesses were lower than those of the Company's existing products, thus further offsetting the improvement in product mix. International's gross profit margin increased to 41.5% for the first nine months of 1998 from 40.5% in the comparable period in 1997 primarily due to the Company's success in leveraging its buying power with existing suppliers, sourcing of products from additional vendors and the consolidation of certain international activities, including distribution centers and manufacturing facilities.

     Operating Expenses. Operating expenses increased $13.1 million, or 15.1%, to $100.0 million for the first nine months of 1998 from $86.9 million in the comparable period in 1997. Operating expenses as a percentage of net sales increased to 34.1% for the first nine months of 1998 from 32.6% in the comparable period in 1997. The increase in operating expenses is primarily attributable to the acquisition of six manufacturers and distributors of custom framing products during the first nine months of 1998 and operating expenses from the six acquisitions completed during 1997. In the U.S., operating expenses as a percentage of net sales increased to 33.1% in the first nine months of 1998 from 32.0% in the comparable period in 1997. This increase was primarily due to a 19.9% increase in spending for marketing programs, including the consumer advertising program, as well as $1.7 million of non-recurring costs associated with the integration of the acquisition of three distributors of custom framing products and with upgrading the Company's information systems (including Year 2000 compliance), offset by improved efficiencies throughout its U.S. distribution network. International's operating expenses as a percentage of net sales increased to 35.1% in the first nine months of 1998 from 33.1% in the comparable period in 1997 primarily due to the acquisitions of two manufacturers and distributors of custom framing products which had higher operating expenses as a percentage of net sales, as well as $1.2 million in non-recurring costs primarily related to the integration of existing and acquired facilities.



     Interest Expense. Interest expense increased $.4 million, or 6.0%, to $7.5 million for the first nine months of 1998 from $7.1 million in the comparable period in 1997. The increase in interest expense is primarily due to $28.0 million of additional indebtedness incurred in connection with the acquisition of six manufacturers and distributors of custom framing products during the first nine months of 1998.



     Provision for Income Taxes. Provision for income taxes increased $.4 million, or 17.4%, to $2.6 million for the first nine months of 1998 from $2.2 million for the comparable period in 1997. Provision for income taxes as a percentage of net sales was .9% for the first nine months of 1998 and .8% for the comparable period in 1997.



     Net Income Before Pro Forma Provision for Income Taxes. For the reasons set forth above, particularly the increase in interest expense, net income before pro forma provision for income taxes decreased by $1.2 million, or 6.8%, to $16.6 million for the first nine months of 1998 from $17.8 million for the comparable period in 1997. Net income before pro forma provision for income taxes as a percentage of net sales decreased to 5.7% for the first nine months of 1998 from 6.7% for the comparable period in 1997.


  1997 Compared to 1996


     Net Sales. Net sales increased $53.3 million, or 17.7%, to $354.1 million for 1997 from $300.8 million in 1996. This increase is primarily a result of the acquisition of six manufacturers and distributors of custom framing products in 1997 and the expansion of the Company's lines of premium custom frame mouldings, offset by changes in currency. Currency fluctuations in 1997 reduced sales by 3.1%, primarily due to a strengthening of the U.S. dollar against the French Franc and Dutch Guilder. In constant currency terms, excluding the 53-week impact of 1997, net sales increased by 19.2% in 1997 compared to 1996. U.S. net sales increased 1.9% in 1997 from 1996 and, on a constant currency basis, International net sales increased 46.1% in the same period. The increase in U.S. net sales is primarily due to a 4.8% increase in net sales to independent custom framing retailers, including a 16.6% increase in sales to Partnership Program participants, offset by a decline in net sales to framing departments of craft chains. The increase in International net sales resulted primarily from the acquisition of six manufacturers and distributors of custom framing products.



     Gross Profit. Gross profit margin increased to 43.3% in 1997 from 42.2% in 1996. Gross profit increased $26.5 million, or 20.9%, to $153.3 million in 1997 from $126.8 million in 1996. In the U.S., gross profit margin increased to 46.7% in 1997 from 44.0% in 1996. This increase was primarily the result of an improvement in the product mix with increased sales of products that currently comprise the "Craig Ponzio Signature Collection," offset by a 16.0% increase in the cost of the Company's sampling program. International's gross profit margin increased to 40.3% in 1997 from 40.0% in 1996. The six acquisitions completed in 1997 did not have a significant impact on gross margin.



     Operating Expenses. Operating expenses increased $21.1 million, or 21.9%, to $117.7 million in 1997 from $96.6 million in 1996. Operating expenses as a percentage of net sales increased to 33.2% in 1997 from 32.1% in 1996. The increase in operating expenses is primarily attributable to the acquisition of six manufacturers and distributors of custom framing products during 1997, a full year of operating expenses from the 10 acquisitions completed during 1996 and a $1.7 million investment in the U.S. consumer advertising program which commenced in September 1996. In the U.S., operating expenses as a percentage of net sales increased to 31.9% in 1997 compared to 31.0% in 1996. This increase was primarily due to the investment in the U.S. consumer advertising program, offset by improved efficiencies throughout its U.S. distribution network. International's operating expenses as a percentage of net sales increased to 34.4% in 1997 from 33.4% in 1996 primarily due to acquisition of six manufacturers and distributors of custom framing products which had higher operating expenses as a percentage of net sales.



     Interest Expense. Interest expense increased $2.9 million, or 42.0%, to $9.7 million in 1997 from $6.8 million in 1996. The increase in interest expense is primarily due to $18.4 million of additional indebtedness incurred in connection with the acquisition of six manufacturers and distributors of custom framing products during 1997.



     Provision for Income Taxes. Provision for income taxes decreased $.4 million, or 11.9%, to $3.2 million in 1997 from $3.7 million in 1996. Provision for income taxes as a percentage of sales was .9% in 1997 compared to 1.2% in 1996.



     Net Income Before Pro Forma Provision for Income Taxes. For the reasons set forth above, net income before pro forma provision for income taxes increased $3.1 million, or 15.9%, to $22.5 million in 1997 from $19.4 million in 1996. Net income before pro forma provision for income taxes as a percentage of net sales decreased to 6.4% in 1997 from 6.5% in 1996.


  1996 Compared to 1995


     Net Sales. Net sales increased $75.4 million, or 33.5%, to $300.8 million for 1996 from $225.4 million in 1995. This increase is primarily a result of the acquisition of 10 manufacturers and distributors of custom framing products in 1996 and the expansion of the Company's lines of premium custom frame mouldings, offset by changes in currency. Currency fluctuations in 1996 reduced sales by
 .5%, primarily due to a strengthening of the U.S. dollar against the French Franc, British Pound and Dutch Guilder. In constant currency terms, net sales increased by 34.2% in 1996 compared to 1995. U.S. net sales increased 5.7% in 1996 from 1995 and, on a constant currency basis, International net sales increased 96.4% in the same period. The increase in U.S. net sales is primarily due to a 3.4% increase in net sales to independent custom framing retailers. The increase in International net sales primarily resulted from the acquisition of 10 manufacturers and distributors of custom framing products and the expansion of its existing customer base.



     Gross Profit. Gross profit margin decreased to 42.2% in 1996 from 43.1% in 1995. Gross profit increased $29.8 million, or 30.7%, to $126.8 million in 1996 from $97.0 million in 1995. In the U.S., gross profit margin increased to 44.0% in 1996 from 42.7% in 1995. This increase was primarily the result of an improvement in the product mix with increased sales of products that currently comprise the "Craig Ponzio Signature Collection," as well as the ability to leverage buying power and sourcing of products. International's gross profit margin decreased to 40.0% in 1996 from 43.8% in 1995 primarily due to the acquisition of six manufacturers and distributors of custom framing products which had lower gross profit margins.



     Operating Expenses. Operating expenses increased $22.0 million, or 29.6%, to $96.6 million in 1996 from $74.5 million in 1995. Operating expenses as a percentage of net sales decreased to 32.1% in 1996 from 33.1% in 1995. The increase in operating expenses is primarily attributable to the acquisition of 10 manufacturers and distributors of custom framing products during 1996 and a full year of operating expenses from six acquisitions completed during 1995. In the U.S., operating expenses as a percentage of net sales remained relatively constant at 31.0% in 1996 compared to 30.8% in 1995. International's operating expenses as a percentage of net sales decreased to 33.4% in 1996 from 38.0% in 1995 due to the lower operating expenses as a percentage of net sales of the 10 acquisitions completed in 1996 and improved efficiencies.



     Interest Expense. Interest expense increased $2.8 million, or 70.8%, to $6.8 million in 1996 from $4.0 million in 1995. The increase in interest expense is primarily due to $34.1 million of additional indebtedness incurred in connection with the acquisition of 10 manufacturers and distributors of custom framing products in 1996.

     Provision for Income Taxes. Provision for income taxes increased $1.4 million, or 58.4%, to $3.7 million in 1996 from $2.3 million in 1995. Provision for income taxes as a percentage of net sales was 1.2% in 1996 compared to 1.0% in 1995.


     Net Income Before Pro Forma Provision for Income Taxes. For the reasons set forth above, net income before pro forma provision for income taxes increased $3.4 million, or 20.9%, to $19.4 million in 1996 from $16.0 million in 1995. Net income before pro forma provision for income taxes as a percentage of net sales decreased to 6.5% in 1996 from 7.1% in 1995.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal funding requirements are to finance working capital (primarily inventory and receivables), acquisitions of manufacturers and distributors of custom framing products, and capital expenditures. Historically, the Company has relied on cash flow from operations and its credit facilities to fund these requirements.


     Operating Activities. Net cash provided by operating activities decreased to $14.6 million in the first nine months of 1998 from $22.5 million in the first nine months of 1997. This decrease was due to changes in operating assets and liabilities, primarily an increase in accounts receivable resulting from increased net sales, offset by improved operating results during the first nine months of 1998. Net cash provided by operating activities decreased by $8.5 million to $22.2 million in 1997 compared to 1996. This decrease was a result of changes in operating assets and liabilities, primarily a decrease in accounts payable and accrued liabilities and an increase in inventories, offset by improved operating results during 1997. Net cash provided by operating activities in 1996 increased by $11.6 million over 1995 to $30.6 million. This increase is the result of improved operating results and changes in operating assets and liabilities, primarily a decrease in inventories.



     The Company leases most of its manufacturing and distribution facilities under operating leases. Total rent payments were $6.6 million, $7.4 million, $6.5 million and $5.9 million for the first nine months of 1998, and for 1997, 1996 and 1995, respectively. Future minimum annual rent under non-cancelable leases are $1.6 million for the fourth quarter of 1998, $4.6 million for 1999, $2.8 million for 2000, $1.7 million for 2001 and $672,000 for 2002. See
"Business -- Manufacturing and Sourcing," "-- Distribution," "-- Properties and Facilities," and Note 9 of notes to the Company's consolidated financial statements.



     Investing Activities. Net cash used in investing activities is primarily used for the acquisition of manufacturers and distributors of custom framing products. During the first nine months of 1998, Albecca invested $28.0 million for the acquisition of six manufacturers and distributors of custom framing products. In 1997, acquisition expenditures of $18.4 million decreased by $15.7 million from 1996 expenditures, primarily resulting from a lower level of acquisition activity in 1997. Acquisition expenditures in 1996 were $34.1 million or $9.2 million greater than those in 1995.



     Purchases of property, plant and equipment were approximately $6.6 million, $7.7 million, $5.5 million and $5.3 million for the first nine months of 1998, and for 1997, 1996 and 1995, respectively. Historically, capital expenditures have been, and future capital expenditures are anticipated to be, primarily to support expansion of the Company's operations and management information systems. The Company's capital expenditures over the next several years, as a percentage of its net sales, are expected to be generally consistent with those of the past three fiscal years.



     Financing Activities. The Company has generally financed acquisitions of manufacturers and distributors of custom framing products with cash flow from operations and borrowings under its credit facilities. Prior to the Offering, the Company's credit facilities (the "Existing Credit Facilities") consisted of a $100 million multi-currency credit facility and a series of foreign credit facilities used to finance working capital needs and acquisitions in the respective countries. As of May 31, 1998, the Company had an aggregate of approximately $135 million outstanding under the Existing Credit Facilities. The
Company intends to use approximately $     million of the net proceeds of the
Offering and $     million in borrowings under the new credit facility described below to repay all of the outstanding amounts under the Existing Credit Facilities. See "Use of Proceeds."



     Albecca has received a commitment letter from a financial institution, whereby the financial institution has proposed to arrange for a $225 million, five-year multi-currency senior credit facility (the "New Credit

Facility"). The Company expects to enter into the New Credit Facility simultaneously with or within a short time after the closing of the Offering. The New Credit Facility is expected to mature on September 1, 2003. Interest will be payable, at the Company's option, at a base rate or at LIBOR plus an interest margin. The New Credit Facility will allow the Company to secure senior subordinated debt. The agreement for the New Credit Facility is expected to contain customary representations and warranties, covenants and events of default for bank financings for borrowers similar to the Company, including covenants regarding maintenance of net worth and leverage ratios, limitations on indebtedness and incurrences of liens, and restrictions on acquisitions, sale of assets (outside the normal course of business), and dividends. Mr. Ponzio and entities related to him will be obligated under the New Credit Facility to maintain a specified minimum percentage of the voting power of the Common Stock. The Company believes that cash from ongoing operations and funds available under its credit facilities will be sufficient to satisfy the Company's capital requirements for at least the next 18 months.



     The Company from time to time reviews and will continue to review acquisition opportunities as well as changes in the capital markets. If the Company were to consummate a significant acquisition or elect to take advantage of favorable opportunities in the capital markets, the Company may supplement availability or revise the terms under its credit facilities or undertake public or private offerings of equity or debt securities.



RECENT DEVELOPMENTS



     In June 1998, the Company decided to close its plastics moulding manufacturing facility located in the United Kingdom. The Company's net sales of plastic mouldings from such plant for the 12 months ended May 31, 1998 were approximately $3.3 million. The Company anticipates that it will incur a restructuring charge in the fourth quarter of 1998 associated with this closure of approximately $2 million to $4 million. Additionally, during the fourth quarter of 1998, the Company decided to restructure and reorganize its operations in Greece, which had net sales for the twelve months ended May 31, 1998 of approximately $750,000. The restructuring charge, which will include writedowns of inventory, accounts receivable and other assets, is expected to be approximately $800,000.


EXCHANGE RATES

     The Company is affected by the movement of currencies in the 19 foreign countries in which it operates. The Company's results of operations and financial condition may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's International operations from local currencies into U.S. dollars. The Company addresses this exposure by financing most funding needs in the applicable foreign currencies. In addition, the exposure is further mitigated by each of the International operations transacting business primarily in its local currency.

YEAR 2000 COMPLIANCE


     Year 2000 compliance concerns the ability of certain computerized information systems to properly recognize date sensitive information as the year 2000 approaches. Systems that do not recognize or properly treat such information may cause systems to process critical financial and operational information incorrectly. The Company believes that substantially all of its information systems are Year 2000 compliant and plans to replace or upgrade non-compliant systems prior to February 1999. The Company does not believe that additional costs to be incurred with Year 2000 compliance will have a material impact on the Company's financial condition or results of operations.


RECENT ACCOUNTING PRONOUNCEMENTS


     For a discussion of the impact of recent accounting pronouncements, see the Company's consolidated financial statements and the related notes thereto which are included elsewhere in this Prospectus.

                                    BUSINESS

OVERVIEW

     Albecca, which primarily does business under the Larson-Juhl name, is a worldwide leader in the custom framing industry. Albecca designs, manufactures and distributes a full range of high quality, branded custom framing products, including wood and metal moulding, matboard, foam board, glass, equipment and other framing supplies. The Company's principal brands include the "Larson-Juhl Classic Collection" and the "Craig Ponzio Signature Collection." For over 100 years, the Company has been designing, manufacturing and distributing custom framing products that enhance the aesthetic qualities of prints, paintings, drawings and other art and memorabilia. By combining traditional craftsmanship with modern manufacturing technology, Albecca creates frames characterized by distinctive design and superior quality. Albecca has attained its worldwide leadership position by offering a complete selection of branded products and outstanding service to its retail custom framing customers and more recently by increasing awareness of its products through consumer advertising.


     Albecca has maintained a consistent operating strategy that combines innovative design of premium branded products, global distribution capabilities, superior customer service, efficient, low cost manufacturing and distribution and a full line of quality products. This strategy has made the Larson-Juhl brand one of the most globally recognized names in the custom framing industry. The Company believes that consumers are placing an increased emphasis on the home, its decor and the expression of individual style, which will contribute to the growth of the custom framing market. To capitalize on this trend, Albecca's growth strategy is focused on continuing to introduce premium branded product collections, increasing sales penetration to retail custom framers, improving profitability of its operations, increasing product and brand awareness through consumer advertising and pursuing acquisitions of manufacturers and distributors of custom framing products. Albecca's consistent operating strategy and focus on profitable growth are intended to allow the Company to grow operating income faster than net sales. Net sales increased from $137.8 million in 1993 to $354.1 million in 1997. Over the same period, operating income has grown from $13.4 million to $35.6million. During the first nine months of 1998, net sales and operating income were $292.9 million and $27.0 million, respectively.



     Albecca conducts its operations through 75 locations in 20 countries. North American operations (U.S. and Canada) represented 52% and 76% of 1997 sales and operating income, respectively. International operations (primarily Europe) represented 48% and 24% of the Company's fiscal 1997 sales and operating income, respectively. Albecca is the market leader in North America with an estimated 16% market share and estimates that it holds a leading market position in the other 18 countries it serves. In North America, Albecca operates four moulding and frame manufacturing plants and 28 light manufacturing/distribution centers. Internationally, the Company operates 16 moulding and frame manufacturing plants and 33 light manufacturing/distribution centers located in 18 different countries. The Company has completed 12 acquisitions in North America since 1988 and 25 international acquisitions beginning in 1994. In North America, Albecca's primary customers are retail custom picture framers. In Europe, the Company primarily serves retail custom framers as well as home decorating centers.


     Craig Ponzio, the Company's Chairman, President, Chief Executive Officer and principal shareholder joined Larson Picture Frame, Inc. in 1973 and purchased that company in 1981, when it had net sales of approximately $3 million. In 1988 Larson Picture Frame, Inc. acquired Juhl-Pacific Corporation creating Larson-Juhl. Following the 1981 acquisition, the management team initiated a program to expand Albecca's product lines, develop an organizational infrastructure, acquire and consolidate manufacturers and distributors of custom framing products and instill a culture based on the Company's six core values. These core values are:

     - Customer always comes first
     - Fair and honest in all dealings
     - Respect for the individual
     - Excellence in products and service
     - Rewards tie to performance
     - Leadership by example

     Building a talented management team with extensive experience in key areas such as design, sourcing, sales, marketing, information systems, finance, manufacturing, distribution and logistics has been central to the Company's objective to be the worldwide leader in the custom framing industry. The Company's seven senior managers have over 75 years of experience in the custom framing industry. The experience of the Company's management team has been a key factor in the growth and profitability of the Company.


OPERATING STRATEGY


     Albecca has maintained a consistent operating strategy which has allowed the Company to grow operating income faster than net sales in each fiscal year from 1989 through 1997. The principal elements of Albecca's operating strategy are:


     Leadership in Design and Premium Branded Products. Albecca provides consistent leadership in design and premium branded products to the custom framing industry. With operations in 20 countries, Albecca provides products on a local, regional and national basis that appeal to the style and design tastes of a broad range of consumers. Albecca's design team creates new collections with the objective of providing retail custom framers and consumers with better designed, higher quality products. The design team uses a proprietary database that analyzes consumer preferences and cost information to assist in developing high quality, marketable collections. The Company markets its wood mouldings under the "Larson-Juhl Classic Collection" and the "Craig Ponzio Signature Collection" brand names. The "Craig Ponzio Signature Collection" contains the Company's finest lines of wood moulding, allowing the Company to market differentiated products to multiple segments of the custom framing industry.


     Global Leadership in Sales and Customer Service. Through an organization designed to respond immediately to the needs of retail custom framers, Albecca is a global leader in sales and customer service. The Company employs the largest direct sales force serving the custom framing industry, with 224 sales representatives worldwide, 110 of whom serve North American retail custom framers. The Company's sales force visits retail custom framers regularly to introduce new moulding collections, assist with in-store displays and provide information on more effective merchandising, design and selling techniques. With 61 light manufacturing/distribution centers worldwide, Albecca can provide next day shipping of virtually all customer orders. The Company's proprietary information systems track inventory on a real-time basis to maximize availability and optimize distribution of products. In 1997, 97% of items ordered were immediately available from a Company distribution center. In addition Albecca offers its customers a 100% satisfaction guarantee on every product sold. Albecca's effective inventory management, global distribution capabilities and superior customer service have allowed the Company to become a recognized service leader in the custom framing industry.



     Efficient, Low Cost Manufacturing and Distribution. The Company focuses on continually reducing the costs and improving the efficiency of its manufacturing and distribution operations while consistently providing the industry's highest quality products and services. The Company's information systems provide data to assist the Company in identifying activities and processes that have the greatest potential for cost reduction. The Company continually strives to improve its process technology and manufacturing automation to increase product quality and reduce manufacturing costs. The Company's buying power and its global sourcing capabilities, including the use of select third-party manufacturers, allow it to rapidly respond to current market trends and better manage product costs. As a measure of its success, the Company's operating income margin, which was 10.1% in 1997, increased in each fiscal year from 1989 through 1997.


     Complete Line of Quality Products. Albecca designs, manufactures and distributes a complete line of quality branded products to the custom framing industry and believes it offers the widest variety of custom framing products in the world. The Company's products include wood and metal moulding, matboard, foam board, glass, equipment and other framing supplies. The Company offers over 8,000 branded products in North America and over 17,000 additional branded products in the rest of the world. The Company believes that a key competitive advantage is its ability to offer this full line of quality branded products, which enables it to be a complete source supplier to retail custom framers.

GROWTH STRATEGY

     The Company believes that the ongoing implementation of its operating strategy combined with its growth strategy has positioned the Company to pursue continued growth in sales and earnings. The principal elements of Albecca's growth strategy are:


     Introduce Premium, Branded Product Collections. To address changing consumer style and design preferences, Albecca continually develops new lines of branded custom mouldings, such as the recent introduction of the "Craig Ponzio Signature Collection." Since 1994, the Company designed and introduced 27 new moulding lines in North America, which represented over 30% of Albecca's 1997 North American moulding sales. During the first nine months of 1998, the Company designed and introduced nine new moulding lines in North America. Albecca believes its ability to design and manufacture premium, branded framing products that meet consumers' changing tastes enables the Company to grow its net sales faster than those of other manufacturers and distributors of custom framing products.



     Increase Sales Penetration to Retail Custom Framers. Albecca has sold framing products to approximately 90% of the estimated 20,000 retail custom framers in North America. However, the Company believes that approximately 75% of these customers purchase less than 20% of their products from Albecca. Although Albecca is a market leader in North America, the Company believes there is substantial opportunity to increase its sales penetration to these retail custom framers and that similar opportunities exist in certain of the international markets it serves. One method the Company uses in the U.S. to increase sales to its current customers is its Partnership Program, through which participating retail custom framers receive a number of incentives, including pricing discounts for volume purchases, in-store signage and displays, and direct mail and customized consumer advertising materials in return for their commitment to Albecca products. In the first nine months of 1998, net sales to Partnership Program participants represented approximately 23% of total U.S. sales. Net sales to Partnership Program participants in the first nine months of 1998 increased 13.4% over net sales to the same participants in the comparable period of 1997.


     Improve Profitability of Operations. The Company's U.S. operations generated an operating income margin of 15% in 1997 from a sales base of $165.5 million. Outside of the U.S., the Company generated an operating income margin of 6% in 1997 from a sales base of $188.6. million. To continue to improve these margins, the Company is (i) increasing the number of branded, proprietary products it offers; (ii) developing a centralized distribution system in Europe;
(iii) leveraging the Company's buying power to reduce costs; (iv) expanding the Partnership Program; and (v) leveraging the capabilities of its proprietary information systems and process technologies. By taking these steps, which have been successfully applied in its U.S. operations, the Company believes that it will be able to continue to increase its operating income margins, particularly in its operations outside of the U.S.


     Increase Product and Brand Awareness through Consumer Advertising. Albecca believes there are substantial benefits for the Company and the industry to exposing consumers to the warmth and individuality that custom frames can add to a home. The Company began a consumer advertising program in September 1996 to build and strengthen awareness of custom framing generally, and the Company's brands in particular, among retail custom framers, individual consumers and decorators. This program uses magazine advertising, direct mail materials and in-store promotional displays including signage and wall samples that emphasize the lines that comprise the "Larson-Juhl Classic Collection"and the "Craig Ponzio Signature Collection." The Company's advertisements have had an estimated 150 million consumer exposures since September 1996 and can be seen in publications such as Architectural Digest, Elle Decor, Gourmet, House and Garden, House Beautiful, Metropolitan Home and Traditional Home. The Company believes it is the only manufacturer and distributor of custom framing products marketing its products through a national consumer advertising program.



     Pursue Acquisitions. A key growth opportunity and core competency of the Company is the acquisition of manufacturers and distributors of custom framing products. Albecca's ability to identify and capitalize on cost savings and other synergies, and to successfully integrate acquisitions, has been a key factor in growing the Company's operating income faster than net sales in each fiscal year from 1989 through 1997. Since 1988, Albecca has acquired 37 businesses. Albecca has a disciplined approach to acquisitions, evaluating certain operating and financial criteria for each candidate, including product design and quality, geographic markets and customer segments served, management team strength and return on invested capital. Albecca has been able to leverage its industry leadership position, marketing and manufacturing expertise, and emphasis on its core values to become a leading consolidator of manufacturers and distributors of custom framing products. There are currently over 300 manufacturers and distributors of custom framing products in North America and an additional 500 outside North America, with the smallest having estimated annual sales under $1 million and the largest having sales over $150 million. Albecca believes the fragmented nature of the industry presents opportunities to make further prudent acquisitions. The Company expects to enter into an agreement for the New Credit Facility, which is intended to provide greater flexibility for the Company to pursue future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


THE CUSTOM FRAMING INDUSTRY


     While art work has been framed by hand for centuries, the custom framing industry began in the 1890s with the development of special clamps, mat cutters and other framing equipment. The real growth of the industry began in the 1970s with the advent of technological advances in equipment and distribution processes, which decreased the custom framer's barrier to entry and allowed an increasing number of entrepreneurs to start custom framing businesses. These trends paralleled the continuing growth of an economically strong middle class seeking to decorate their homes with art work, photographs and other personal items. Today the industry in North America includes approximately 20,000 retail custom frame store fronts and over 300 manufacturers and distributors of custom framing products. Independent custom framers currently account for approximately 85% of custom framing sales in North America. The remaining 15% of sales are principally generated by custom framing departments of craft chains and franchise operations. Outside North America, the Company estimates there are over 20,000 retail custom frame store fronts and over 500 manufacturers and distributors of custom framing products. Albecca estimates that sales to retail custom framers in 1997 were approximately $1.2 billion in North America and approximately $1.2 billion in the rest of the world. In addition, a separate market for wholesale framing products for commercial framers and manufacturers of pre-assembled frames, framed art and framed mirrors is estimated to be approximately $700 million in North America and approximately $700 million in the rest of the world. Albecca's net sales to this separate market have not been material to date.


     The Company believes that the custom framing industry has been growing at a rate of 2% to 3% per year. However, the Company believes that this growth rate is accelerating due in part to consumers placing greater emphasis on the home and its decor. The Company believes this trend is contributing to the growth of the custom framing industry and, when combined with the Company's consumer advertising program, will allow the Company to help generate increased consumer awareness and sales of custom framing products.


     Historically, due to inventory and cost limitations, retail custom framers were unable to offer a wide selection of products and instead marketed themselves as craftsmen. Today, with advances in technology and distribution processes, the retail custom framer is able to rely on manufacturers and distributors to provide a wide assortment of framing products and supplies on a just-in-time basis. Because custom framers are now able to offer a full line of branded products without inventory limitations, the retail custom framing industry is less dependent on technical ability than on design and marketing skills. The Company believes this shift will continue to benefit manufacturers and distributors, such as Albecca, that are able to provide fast delivery of a complete line of custom framing products as well as assist retail custom framers with merchandising, design and selling strategies.


PRODUCTS

     Albecca designs, manufactures and distributes a complete line of quality branded custom framing products, including wood and metal moulding, matboard, foam board, glass, equipment and other framing supplies. This product offering allows the Company to be a complete source supplier to retail custom framers. Albecca offers over 8,000 branded products in North America and over 17,000 additional branded products in the rest of the world. Of the Company's products, over 12,000 are branded custom frame wood moulding products. The Company believes it offers the widest variety of products for the retail custom framer in the industry.

     The following illustration depicts a completed custom frame, utilizing a variety of framing products sold by the Company:

(Illustration representing a custom framed piece of artwork as well as a cross section of the components indicating the products sold by the Company including: wood moulding, matboard, foam board and glass.)

  Wood Moulding

     Albecca is one of the world's largest manufacturers and suppliers of wood moulding to the custom framing industry, based upon sales. Wood moulding accounted for approximately 50% of the Company's 1997 net sales and is its fastest growing product category. Albecca provides branded custom moulding in a variety of shapes, sizes, finishes and forms to meet each customer's specific needs. The Company's finishes include water gilded gold leaf, naturally stained North American hardwoods, genuine European burlwood and hand applied beeswax, as well as a variety of finishes inspired by antique frames or furniture. The styles of these wood mouldings range from contemporary geometric shapes to heavily embossed Baroque patterns. With a variety of widths and styles available, multiple mouldings can be used within a single frame to create thousands of framing combinations. Custom framers purchase moulding from the Company in a variety of formats including: (i) long lengths of moulding which the framers cut to size; (ii) moulding cut to specific lengths (chop service); and (iii) moulding assembled as a completed frame (join service). Approximately 50% of the Company's wood moulding sales include value added services such as the cutting or joining of the frame.

     Albecca's design team has created each of its over 1,100 branded wood mouldings in North America. Most of the Company's wood moulding products are produced either in the Company's plants in the U.S., Canada, Europe and South Africa, or by third-party manufacturers in Europe and Asia that have devoted a significant amount of their capacity to producing Albecca's high quality, proprietary moulding products. See "-- Manufacturing and Sourcing."

     The Company markets its wood mouldings under the "Larson-Juhl Classic Collection" and the "Craig Ponzio Signature Collection" brand names. Each collection consists of a series of lines designed to evoke a particular era, location, style or culture. The "Craig Ponzio Signature Collection" contains the Company's finest lines of wood moulding, allowing the Company to market differentiated products to multiple segments of the custom framing industry. See "-- Design."

  Metal Moulding

     Albecca distributes approximately 1,000 different branded metal mouldings worldwide. Sales of these mouldings predominantly require chop service, as retail custom framers generally do not have the equipment necessary to cut metal moulding. The Company markets one proprietary line of metal moulding, Clark, which has been recognized as one of the leaders in metal moulding since its introduction in 1974. To maintain and improve Clark's market position, the Company's design team continually studies current and predicted future design trends to develop new finishes and colors for metal moulding. In addition, the Company distributes three other leading brands of metal moulding.


  Matboard and Foam Board


     The Company sells matboard, which is cut to surround the art work and used inside the frame, and foam board, which is used as a firm backing for certain art work and other items to be framed. The Company sells all major brands of matboard and foam board to meet the preferences of retail custom framers. As consumers have become increasingly concerned about preserving framed items against discoloration and damage, certain premium conservation types of matboard and foam board have been developed. In 1997, the Company launched its own proprietary line of premium conservation matboard, under the Artique brand name, in an effort to promote this trend of preservation framing.


  Glass, Equipment and Other Framing Supplies

     Albecca supplies a variety of glass types, generally priced based on differing levels of ultraviolet filtering properties and reflectivity. The Company also sells a full complement of custom framing equipment and supplies as a convenience to its customers. This selection includes joining machines, matboard cutters and framing hardware. The Company's net sales of custom framing equipment have not been material. All of the glass, equipment and other framing supplies sold by the Company are produced by third-party manufacturers.

SALES AND MARKETING

     The Company markets its products to custom frame shops principally through Company-employed sales representatives, advertisements in trade magazines and attendance at industry trade shows. The Company also markets to consumers by advertising in widely-distributed magazines that the Company considers influential among consumers and decorators, as well as through the use of direct mail materials and in-store promotional displays. Through educational seminars and consultations with the Company's sales team, Albecca also provides technical, marketing and other business advice both to established retail custom framers and to prospective customers establishing new custom framing businesses.


     The Company employs 224 sales representatives (110 in North America) operating out of Albecca's 61 light manufacturing/distribution centers, with each representative generally calling on 150 to 200 customers between six and eight times a year. In addition to generating sales orders, these representatives update customers on the Company's product lines, advise customers on framing design and provide information on more effective merchandising, design and selling techniques. All North American sales representatives travel with portable computers and are able to provide retail custom framers with updated information on sales trends and, in the U.S., information on product availability. Additionally, sales representatives assist retail custom framers in redesigning their frame sample display walls. Albecca's direct sales force also works with retail custom framers to help them create and sell more sophisticated custom frames, and thereby increase the average price per frame. The sales representatives also listen carefully to the retail custom framers in order to understand and respond to issues concerning the Company's products, trends in consumer demand and competitive activities in the marketplace. Sales representatives are employed by the Company and compensated principally by salary, with commission and bonus components available based on sales and other performance criteria.


     The Company establishes a local presence by consolidating both the sales and operations functions in each distribution center under the supervision of a general manager. This decentralization of management has allowed most sales and distribution issues to be decided at the local level, thereby improving the level and speed of service provided to customers. The Company believes the skill and experience of its general managers has contributed significantly to the Company's ability to build strong personal relationships with its retail custom framers and provide a superior level of customer service.

     The Company markets to the retail custom framer directly through catalogs and sales literature and through publicity and advertising in trade publications such as Art Business News, Art World News, Art

Expressions, Decor, der Kunsthandel, Picture Framing Magazine and The Picture Business. These advertisements generally focus on the Company's image and the introduction of new premium branded products.

     Albecca has embarked on an aggressive plan to increase consumer awareness and appreciation of the value of custom framing in general, and specifically, the Company's premium branded products. The Company believes that in a fragmented market served by hundreds of suppliers from around the world, consumers are more likely to perceive value in premium branded products. In 1996, the Company began to extensively advertise its branded products in well-known publications that the Company considers influential among consumers and decorators in the home furnishing industry, such as Architectural Digest, Elle Decor, House and Garden, House Beautiful, Metropolitan Home and Traditional Home. The Company believes it is the only manufacturer and distributor of custom framing products marketing its products through a national consumer advertising program. These advertisements portray the warmth and individuality custom frames can add to a home. Through these advertisements, the Company targets sophisticated consumers with the economic power to purchase its high quality, premium branded products. In addition, the Company provides its customers with direct mail literature as well as advertisements suitable for inclusion in local publications.


     To increase sales to its current customers in the U.S., the Company has established the Partnership Program, through which participating retail custom framers receive a number of financial and promotional incentives in return for their commitment to Albecca products. In the first nine months of 1998, net sales to Partnership Program participants represented approximately 23% of U.S. net sales. Net sales to Partnership Program participants in the first nine months of 1998 increased more than 16% over sales to the same participants in the comparable period of 1997. Based on the success of the Partnership Program in the U.S., the Company intends to implement similar programs in the other markets it serves.


DESIGN

     The Company's goal is to develop and produce the best-designed products in the industry. The Company believes that quality designs not only will increase consumer interest in its own products, but will also help to lead the entire industry to improve design quality and thereby attract more consumers to custom framing. Led by Mr. Ponzio, the Company's design team extensively researches and studies furniture, architectural and historical design elements and art and decorating trends from around the world. The Company incorporates these elements into branded product lines introduced under one of the Company's moulding collections.

     Mr. Ponzio is the Company's chief designer and provides leadership in all aspects of the design process. Mr. Ponzio's 25 years of design experience are complemented by the other members of the corporate design team, who have an average of 17 years of design experience in the custom framing industry. The corporate design team works in collaboration with designers in each of the Company's manufacturing facilities to create mouldings that bring together the best in design with the manufacturing strengths of a particular facility. By combining their creative vision with the Company's commitment to developing high-quality products, the entire design team strives to understand what consumers desire and which designs are most likely to be commercially viable. The Company believes that its future success will be enhanced by its ability to originate and define design trends, as well as to anticipate and react to changing consumer demands in a timely manner.


     Albecca designs all of its wood moulding collections and the Clark collection of metal moulding. In addition, the Company has recently introduced its first proprietary matboard design. The team creates products which are manufactured both by Albecca as well as by third-party manufacturers. Traditionally, the time involved from design and conception to production of a new product line is approximately six months. Since 1994, the Company has designed and introduced 27 new wood moulding product lines in North America. During the first nine months of 1998, the Company designed and introduced nine new wood moulding product lines in North America.

     Listed below is a brief description from the Company's marketing materials of recent introductions of wood moulding lines under the "Craig Ponzio Signature Collection":

NAME                     DESCRIPTION                                            YEAR INTRODUCED
----                     -----------                                            ---------------
Aubusson...............  Inspired by artfully woven French rugs, Aubusson            1998
                         reflects the delicate detail, carefully crafted color
                         and design of antique French tapestries.
Castillano.............  The splendor of Spain is captured in this rich, bold,       1996
                         distinctive moulding. The pleasing proportions and
                         beautifully embossed patterns exude tradition and
                         fine quality.
Cortona................  Like a comfortable piece of antique furniture or an         1998
                         heirloom passed down from generation to generation,
                         this collection of beautifully patterned genuine
                         burlwood evokes the same feelings of antiquity.
Couleurs Provence......  Harvested from the French countryside, this moulding        1998
                         captures the authentic detailing of aged wormwood,
                         the classic colors of Provence and the beauty of a
                         natural beeswax finish.
El Greco...............  This majestic, deeply embossed Spanish moulding is          1998
                         designed in the style of the royal court during the
                         15th century. Our artisans meticulously recapture the
                         bold, strong distinction of this regal age.
Imperial...............  The grace and stately detail of 17th century France         1996
                         lives again in this collection of delicately embossed
                         profiles.
Kensington.............  The natural beauty and unique characteristics of            1997
                         authentic mahogany and European burlwood veneers give
                         this collection a sense of warmth and character that
                         stands the test of time.
Musee..................  Our Master Guilders create this distinctive                 1996
                         collection of beautiful mouldings using the same
                         time-honored techniques of hand-finished
                         waterguilding that began centuries ago.
Prado..................  Seemingly lit from within, the dark, rich glow of           1997
                         this moulding collection reflects the accumulated age
                         of the beautiful monasteries of Old World Europe.
Stradivarius...........  The graceful shapes and rich finishes of the                1997
                         Stradivarius violin served as the inspiration for
                         this exquisitely designed moulding collection.
Vermeer................  Named in honor of the Dutch master, Vermeer, these          1998
                         elegant, smooth mouldings bring together classic and
                         modern influences to create a collection that is the
                         true work of a master.

MANUFACTURING AND SOURCING


     Albecca produces approximately 40% of its wood moulding in three manufacturing plants in North America and 10 plants in Austria, Czech Republic, Finland, France, Italy, South Africa and Sweden. The remaining 60% of its wood moulding is produced by third-party manufacturers. As an industry leader in design, and as one of the largest distributors of wood moulding to retail custom framers, the Company has developed close working relationships with many third-party manufacturers who produce Albecca's proprietary products to its designs and specifications. Many of these manufacturers have devoted a significant amount of their capacity to the production of Albecca's high quality products. In addition to moulding manufacturing plants, the Company has seven pre-assembled frame manufacturing plants in Europe and the U.S. The Company distributes its products from its light manufacturing/distribution centers. See "-- Distribution."

     The following lists certain information regarding the Company's manufacturing facilities:


                                                                             NUMBER OF
                      COUNTRY                              PRODUCTS          FACILITIES
                      -------                              --------          ----------
Austria............................................  Mouldings                    1
Canada.............................................  Mouldings                    2
Czech Republic.....................................  Mouldings and Frames         2
Finland............................................  Mouldings                    1
France.............................................  Mouldings and Frames         4
Germany............................................  Frames                       1
Italy..............................................  Mouldings                    1
Netherlands........................................  Frames                       1
Russia.............................................  Frames                       1
South Africa.......................................  Mouldings                    2
Sweden.............................................  Mouldings                    2
United States......................................  Mouldings and Frames         2
                                                                                 --
          Total....................................                              20


     The wood moulding manufacturing process begins with raw board lumber, from which the moulding is milled and then sanded to produce the finished profile. Then a variety of staining, distressing and hand-applied finishing techniques are used to produce the completed moulding. There are typically between eight and 25 process steps involved in producing the Company's high-quality wood moulding products.

     Wood, the principal raw material used in the Company's manufacturing processes, is purchased from a variety of suppliers in the U.S., Canada, Asia and Africa as kiln-dried blanks or as raw lumber that is then dried by the Company. The primary types of wood used by the Company are North American oak and ash, as well as European pine. The Company has long-standing relationships with many of its suppliers and has experienced only limited difficulty in satisfying its raw materials requirements. Although the loss of any supplier may have an adverse effect on the Company's short-term operating results, the Company believes it could replace suppliers without having a material adverse effect on the Company. Over the past three years, prices of the Company's primary types of wood have remained relatively stable.

     The Company does not manufacture any other products, but instead purchases them from numerous other manufacturers and distributors. As a result of the Company's high volume of purchases from these manufacturers, the Company believes it is generally able to achieve a cost advantage over its competitors. The Company works with one manufacturer to produce its proprietary line of Clark metal moulding. The Company is the only purchaser of metal picture frame moulding from this manufacturer. The Company also works with one manufacturer to produce its Artique brand of matboard.

     The Company's manufacturing and sourcing staff oversees manufacturing and production, negotiates purchases of raw materials and researches and identifies new suppliers and third-party manufacturers. The Company's products are manufactured according to plans prepared each year which reflect prior years' experience, current industry trends, economic conditions and the Company's estimates of a particular line's performance. The Company separately negotiates with suppliers for the purchase of required raw materials in accordance with the Company's specifications and limits its exposure to holding excess raw material inventory by purchasing based on demand. The Company believes that its policy of limiting its commitments for purchases reduces its exposure to excess inventory and obsolescence. The Company is not responsible for procuring raw materials used by its third-party manufacturers.

DISTRIBUTION

     Albecca believes its success to date is based in large part on consistently providing a complete line of framing materials and supplies, and filling orders rapidly and dependably. By supplying a broad line of quality products, Albecca offers retail custom framers numerous alternatives to meet the individual tastes of consumers. The Company has developed a user-friendly order and fulfillment system in North America that includes features such as toll-free telephone and fax ordering, highly-trained customer service and technical representatives, extended customer service hours, instant stocking information and next-day shipping on most orders from the Company's distribution centers. This system, and advancements in framing technology, allow retail custom framers to offer fast, dependable service to their customers without requiring significant amounts of capital to be tied up in inventory and equipment. This, in turn, allows Albecca's customers to enhance their marketing by committing more of their shop space to retail display and more of their time to designing and selling, and less to back-room operations.

  North America

     A typical custom framing transaction in North America begins with an Albecca retail custom framing customer helping a consumer determine the best way to preserve, mount and display a work of art or personal item. Consumers select the style and color of framing materials to suit their individual taste, aided by displays of moulding samples ("corners") and other framing materials. Then, the retail custom framer determines the proper amount and dimensions of each kind of material needed to complete the framing (e.g., moulding, matboard and glass) and contacts Albecca's customer service center by telephone or fax to place the order. After confirming the order and the customer's credit availability on Albecca's integrated management information system, the order is automatically printed or displayed at the distribution center closest to the customer. Upon receiving the order, personnel in the distribution center pull the required materials, cut the moulding to its required dimensions (if chop service is requested), join the frame, if necessary, inspect and package the order. Depending on the location of the customer, orders are either delivered by one of Albecca's delivery trucks or by a package delivery company, such as UPS, with the goal of shipping the order for delivery the next business day. After receiving the order, the retail custom framer completes the preparation of the materials and assembles the finished frame using matboard cutters, glass cutters and moulding joiners.

     Albecca distributes its products in North America through 28 distribution centers. The number and location of these distribution centers make Albecca the only manufacturer with a broad-based North American distribution network. The Company operates a fleet of over 100 delivery trucks in North America, which in 1997 delivered approximately 80% of its total North American orders. In the U.S., the Company's distribution centers are located, on average, within a 200 mile radius of approximately 85% of its customers.

     The Company's Chicago and Los Angeles distribution centers also serve as distribution hubs that receive and process container-size deliveries of the Company's products and ship smaller quantities of products, generally weekly, to the other distribution centers based on customer demand. This "just-in-time" system has allowed the more efficient flow of products while avoiding the costly build-up of inventory at any one location.

     Coupled with the Company's efficient order and fulfillment process, this distribution system resulted in approximately 97% of items ordered being immediately available from a distribution center in 1997 and the shipment of virtually all orders the next business day.

     In North America, the Company operates distribution centers in the following metropolitan areas:

Atlanta, Georgia            Los Angeles, California
Baltimore, Maryland         Miami, Florida
Boston, Massachusetts       Minneapolis, Minnesota
Calgary, Alberta            Montreal, Quebec
Chicago, Illinois           New Orleans, Louisiana
Cincinnati, Ohio            Newark, New Jersey
Cleveland, Ohio             Philadelphia, Pennsylvania
Dallas, Texas               Phoenix, Arizona
Denver, Colorado            San Diego, California
Detroit, Michigan           San Francisco, California
Greensboro, North Carolina  Seattle, Washington
Houston, Texas              St. Louis, Missouri
Huntsville, Alabama         Toronto, Ontario
Lakeland, Florida           Vancouver, British Columbia

  International

     Outside North America, the Company has relied to date on the distribution systems in place for the companies it has acquired, and is in the process of integrating and rationalizing these systems. The Company's goal for its international operations is to develop a fast, user-friendly order-fulfillment system that operates through a logistical network similar to the one existing in North America. In order to realize this goal, the Company is developing a central distribution center in Germany to improve response to European framers as well as to better control distribution costs. This center is expected to be operational by August 1998.

     The Company operates distribution centers from the following countries outside of North America:


                                                              NUMBER OF
COUNTRY                                                       FACILITIES
-------                                                       ----------
Australia...................................................       6
Austria.....................................................       2
Belgium.....................................................       1
Czech Republic..............................................       1
Finland.....................................................       1
France......................................................       2
Germany.....................................................       1
Greece......................................................       1
Japan.......................................................       1
Korea.......................................................       1
Netherlands.................................................       3
New Zealand.................................................       2
Norway......................................................       1
Russia......................................................       1
South Africa................................................       2
Sweden......................................................       5
United Kingdom..............................................       2
                                                                  --
          Total.............................................      33


CUSTOMERS


     In North America, Albecca's target customers are the approximately 20,000 custom framing retail store fronts that serve middle to upper income consumers. To date, the Company has served approximately 90% of these retail store fronts. Outside North America, the Company targets the over 20,000 retail custom frame store fronts and home decorating centers. No one customer represented more than 5% of the Company's 1997 net sales.


MANAGEMENT INFORMATION SYSTEMS


     The Company believes that information and technology are essential to maintaining its competitive position. The Company's management information system is designed to provide responsive and efficient order processing, inventory control, financial reporting and management information for the Company's sales, marketing, procurement, distribution and financial analysis functions. The Company's management information system allows it to track inventory on a real time basis throughout its North American distribution network. The Company's North American operations utilize J.D. Edwards' WorldSoftware release 7.3 software and IBM Series 640-2239 hardware (AS400 series) which are supported at the Company's headquarters in Norcross, Georgia. In addition, the Company has introduced an electronic data interchange ("EDI") system to facilitate processing customer orders and inventory replenishment. The Company believes that substantially all of its information systems are Year 2000 compliant and plans to replace or upgrade non-compliant systems prior to February 1999. The Company believes that additional costs incurred in connection with these replacements and upgrades will not have a material impact on the Company's financial condition or results of operations.

CREDIT ANALYSIS AND CONTROL

     Albecca manages its credit and collection functions regionally in the U.S. Outside of the U.S., credit and collection functions are managed separately in each country in which the Company operates. The Company extends credit based on an evaluation of the customer's financial condition and history with the Company. Albecca monitors credit levels on an ongoing basis to minimize credit risk. The Company does not factor its accounts receivable or maintain credit insurance.

INVENTORY MANAGEMENT

     Albecca believes that a key competitive advantage is its complete line of quality branded products, which allows the Company to be a complete source supplier to retail custom framers. In the U.S., the Company's sales information system is integrated into its inventory procurement system in order to provide current demand trends and to optimize inventory stocking levels. This demand information is reviewed on an ongoing, location-by-location basis in order to more effectively control the Company's inventory investment.

QUALITY CONTROL

     A key factor in the Company's success in maintaining the high quality of its products has been to ensure that through the careful design of such products, they can be manufactured consistently over a long period of time. The Company monitors the quality of its raw materials prior to the manufacture of products and inspects prototypes of each product before production runs are commenced. The Company also performs in-line quality control checks during and after production. Final inspections occur when the products are processed for final shipment at each of the Company's distribution centers. The Company believes that its careful inspection policy is an important element in maintaining the quality and reputation of its products. In addition, the Company conducts quarterly reviews with each of its manufacturers and suppliers to assess and improve performance levels.

     Albecca offers its customers a 100% satisfaction guarantee on every product sold. Less than 1% of the products shipped by the Company in the U.S. during each of the last three fiscal years have been returned under this policy.

COMPETITION


     Albecca competes with over 300 North American and over 500 international manufacturers and distributors of custom framing products. The Company competes primarily on the basis of product design and quality, on-time delivery, inventory availability and price. Albecca is one of the largest manufacturers and distributors of wood mouldings in North America, where it estimates its largest competitor is The Williamson Company. The principal manufacturers of metal moulding are Esselte Holdings, Inc. and Cardinal Aluminum Company, which primarily supply their products to custom framers through distributors. Albecca believes it is one of the largest metal moulding customers of both companies. The principal manufacturers of matboard are Crescent Cardboard Company and Esselte Holdings, Inc. which primarily supply their products to custom framers through distributors. Albecca believes it is the largest single matboard customer of both companies.



     In the broader sense, the Company competes in the larger home decorating market, where consumers may forego custom framing and choose ready-made picture frames or framed art works, and in the larger wholesale contract framing market, where wholesale picture framers produce framed art works in volume for large accounts such as hotels or office complexes. Albecca believes that other home furnishing items such as furniture, floor and wall coverings and window treatments compete with custom framing for consumer dollars, and the Company's biggest challenge is to enable the custom framing industry to capture more of those sales.


TRADEMARKS


     The Company utilizes a number of trademarks to distinguish its brands, principally, Larson-Juhl, Clark and Artique. The Company has registered or applied for registration of these trademarks in the U.S. and Canada and in numerous countries in Europe, Asia and elsewhere. Mr. Ponzio has granted the Company a perpetual right to use the name "Craig Ponzio" to identify and brand the Company's premium custom framing products. The Company regards its trademarks and other proprietary rights as valuable assets in the marketing of its products, and on a worldwide basis, vigorously seeks to protect them against infringement. There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of the trademarks and other proprietary rights of others. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. The Company also regards its moulding designs as critical to the success of its marketing efforts, and seeks to protect those designs prior to their introduction to the marketplace. However, after such introduction there are no practical means to prevent others from copying or imitating such designs or specific design elements.


EMPLOYEES

     At April 30, 1998, the Company had 2,979 full-time team members (employees), of which 2,421 were in operations, 256 were in sales and marketing and 302 were in corporate and general administrative positions. None of the Company's North American team members are represented by unions. In certain of the European countries in which the Company operates, team members may be represented by unions (as mandated by such countries' laws) or covered by social legislation governing employment practices. Management believes that the Company's relationship with its team members is good.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state, local and foreign environmental laws and regulations relating to the handling and management of certain chemicals used and generated in manufacturing its products. The Company believes that its operations currently comply in all material respects with these laws and regulations. Based on the annual costs incurred by the Company over the past several years, management does not believe that compliance with these laws and regulations will have a material adverse effect upon the Company's business, financial condition and results of operations. The Company believes, however, that it is reasonably likely that the trend in environmental litigation and regulation will continue to be toward stricter standards. Such changes in the law and regulations may require the Company to make additional capital expenditures which, while not presently estimable with certainty, are not presently expected to have a material adverse effect on the Company's business, financial condition and results of operations.


PROPERTIES AND FACILITIES


     The Company's principal executive offices are located in a 65,000 square foot office building located in Norcross, Georgia owned by L-J Properties Inc., a company owned by Messrs. Ponzio, Trimarco and Scheppmann, each of whom is an executive officer and director of the Company. The Company's lease for this facility terminates in August 2001 and the annual rent currently is $678,000. See "Certain Transactions."


     The Company owns two facilities in Ashland, Wisconsin containing approximately 58,000 and 54,000 square feet each. These facilities are used in the manufacture of moulding, sample frames and ready-made frames. The Company also owns facilities in Denver, Colorado and Waldorf, Maryland which are used as light manufacturing/distribution centers. The Company leases 27 other facilities in North America which are used to manufacture and/or distribute the Company's products. These facilities vary in size from approximately 7,000 to 103,500 square feet and have lease termination dates ranging from September 1998 to May 2006. See "-- Manufacturing and Sourcing" and "-- Distribution."



     The Company owns 15 facilities and leases 32 facilities in 18 countries outside of North America which are used to manufacture and/or distribute the Company's products. The leased facilities vary in size from approximately 1,350 to 105,000 square feet and have lease termination dates ranging from October 1998 to December 2003. See "-- Manufacturing and Sourcing" and
"-- Distribution."


     The Company believes that its properties and facilities are adequate for its current needs. The Company does not anticipate any material difficulty in replacing such facilities or securing new facilities.

LEGAL PROCEEDINGS

     The Company is a party from time to time in actions incidental to its business. The Company believes that any currently pending proceedings are of a routine nature and will not, individually or in the aggregate, have a material adverse effect upon the Company.

                                   MANAGEMENT

     The following table sets forth the names, ages and principal positions of the Company's executive officers and directors:


NAME                                     AGE                    POSITION
----                                     ---                    --------
Craig A. Ponzio........................  47    Chairman of the Board, President, Chief
                                                 Executive Officer and Director
June R. Ponzio.........................  36    Vice Chairman of the Board and Director
William P. Trimarco....................  39    President, U.S. Operations and Director
Stephen M. Scheppmann..................  42    Senior Vice President, Chief Financial
                                                 Officer and Director
Stephen E. McKenzie....................  36    Vice President, Marketing
Patrick R. Cronin......................  51    Vice President, Human Resources
R. Bradley Goodson.....................  38    Vice President, Business Development and
                                                 Secretary



     Following the Offering, the Company will appoint two independent directors, one of whom is expected to be appointed within three months of the consummation of the Offering and the other of whom will be appointed within 12 months of the consummation of the Offering.



     Craig A. Ponzio has served as the Company's Chairman of the Board, President, Chief Executive Officer and a Director since 1981. He has been actively involved with the Company since 1973 and acquired the Company in 1981. Mr. Ponzio oversees the Company's operations, including the development and execution of its growth strategy, and is active in the identification and consummation of acquisitions. Mr. Ponzio is the Company's chief designer and provides leadership in all aspects of the design process.


     June R. Ponzio has served as the Company's Vice Chairman of the Board and a Director since May 1998. She served as Corporate Secretary from October 1993 until May 1998. She participates in corporate strategic planning, with particular experience in acquisitions, vendor relationships and team member relations. Prior to joining Albecca in 1992, she held a management position with Freshens Yogurt.

     William P. Trimarco has served as the Company's President, U.S. Operations since July 1997 and has been a Director since May 1998. Mr. Trimarco joined the Company in 1982 as Distribution Coordinator. He served as Vice President of Operations from 1987 to 1995, and Senior Vice President, U.S. Operations from 1995 to 1997.

     Stephen M. Scheppmann has served as the Company's Senior Vice President and Chief Financial Officer since December 1997 and has been a Director since May 1998. Mr. Scheppmann joined the Company in December 1988 as its Vice President and Chief Financial Officer. From 1978 to 1988, he was employed by Arthur Andersen & Co.

     Stephen E. McKenzie has served as the Company's Vice President, Marketing since September 1995. From 1991 until 1995, Mr. McKenzie held the positions of Product Manager and Marketing Manager. Before joining the Company in August 1991, he was the buyer for framing and import products for a national retailer.

     Patrick R. Cronin has served as the Company's Vice President, Human Resources since March 1991. Prior to joining the Company, Mr. Cronin was Vice President, Human Resources for the Great Atlantic & Pacific Tea Co., Inc.


     R. Bradley Goodson has served as the Company's Vice President, Business Development and Secretary since May 1998. Mr. Goodson joined the Company in August 1994 and held the positions of Finance Manager and Business Development Manager. His primary focus is the Company's acquisition activity. From 1983 until August 1994, Mr. Goodson was employed by Arthur Andersen & Co.



     Craig Ponzio and June Ponzio are married. There are no other family relationships among the Company's directors and executive officers.

BOARD OF DIRECTORS

     The Bylaws provide that the size of the Board of Directors shall be determined by the Board of Directors or by the shareholders of the Company. The size of the Board of Directors is currently fixed at four members, all of whom are members of the Company's management. Following the Offering, the Company intends to elect two additional directors, both of whom will be independent directors in accordance with the requirements of the New York Stock Exchange. The Company anticipates that one of the these directors will be appointed within three months of the consummation of the Offering and the other director will be appointed within 12 months of the consummation of the Offering. Directors of the Company are generally elected at the annual meeting of shareholders. Directors of the Company are elected or appointed to serve until they resign or are removed, or until their successors are elected and have qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors intends to establish an Audit Committee within three months of the consummation of the Offering and a Compensation Committee within 12 months of the consummation of the Offering. The Audit Committee will consist solely of independent non-employee directors and the Company anticipates that the Compensation Committee will consist of the Company's two independent non-employee directors and Mr. Ponzio.

     The Audit Committee will be responsible for reviewing and monitoring the Company's financial reports and accounting practices and will recommend the appointment of independent public accountants to conduct audits of the Company's financial statements and review with the independent accountants the plan and results of the auditing engagement. The Audit Committee will also be responsible for reviewing related party transactions and potential conflicts of interest involving officers, directors, employees or affiliates of the Company. The Compensation Committee will be responsible for determining the compensation arrangements for the Company's executive officers and administration of the Company's 1998 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors intends to establish a Compensation Committee within 12 months of the consummation of the Offering. The Board of Directors has not previously had a Compensation Committee, and the functions of the Compensation Committee historically have been performed by Mr. Ponzio, the Company's Chief Executive Officer, as the sole member of the Board of Directors. The Company anticipates that following the Offering, Mr. Ponzio will serve on the Compensation Committee. See "-- Committees of the Board of Directors" and "Certain Transactions."

DIRECTOR COMPENSATION

     Prior to the Offering, the Company's directors did not receive compensation for their services as directors. Following the consummation of the Offering, each director who is not an employee of the Company will receive a fee of $2,000 for attendance at each Board of Directors meeting and for each committee meeting (unless held on the same day as a Board of Directors meeting). In addition, non-employee directors are eligible to receive stock option grants for 1,000 shares of Class A Common Stock each year under the Company's 1998 Stock Option Plan. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof and for other expenses incurred in their capacity as directors. Directors who are employees of the Company will not receive additional compensation for serving as directors.

EXECUTIVE COMPENSATION


     The following table summarizes the compensation paid or accrued for services rendered to the Company by the Company's Chief Executive Officer and the four most highly compensated other executive officers whose total salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") during the year ended August 31, 1997. The Company did not grant any stock appreciation rights or make any long-term incentive plan payouts during that period.


                           SUMMARY COMPENSATION TABLE


                                                              ANNUAL COMPENSATION
                                                              -------------------
NAME AND PRINCIPAL POSITION                                    SALARY     BONUS
---------------------------                                   --------   --------
Craig A. Ponzio, Chairman of the Board, President and Chief
  Executive Officer.........................................
William P. Trimarco, President, U.S. Operations.............
Stephen M. Scheppmann, Senior Vice President and Chief
  Financial Officer.........................................
Stephen E. McKenzie, Vice President, Marketing..............
Patrick J. Cronin, Vice President, Human Resources..........


EMPLOYMENT AGREEMENT


     The Company has entered into an employment agreement with Mr. Ponzio effective July 1, 1998. Pursuant to such employment agreement, Mr. Ponzio shall
be paid an annual base salary of $     , and will be eligible for an annual
bonus in an amount, and based on achieving corporate performance objectives, determined by the Compensation Committee. The initial term of employment shall extend through September 1, 2001, and shall continue thereafter for additional one year terms unless either the Company or Mr. Ponzio terminates or elects not to renew the agreement. The employment agreement also contains an agreement by Mr. Ponzio not to compete with the Company for a period of two years immediately following termination of his employment. If the employment agreement is terminated for any reason other than for cause, as defined in the agreement, the Company will pay Mr. Ponzio a lump sum amount equal to two times the sum of the annual base salary plus the annual bonus available for the year of termination, plus the amount of any deferred but unpaid compensation. See "Certain Transactions" and Note 3 to notes to the Company's consolidated financial statements. If his employment is terminated by his death or disability, the Company will pay a lump sum equal to the amount of base salary he would have received through the end of the term, plus all deferred but unpaid compensation.



     In addition, Mr. Ponzio has granted the Company a perpetual right to use the name "Craig Ponzio" to identify and brand the Company's premium custom framing products.


1998 STOCK OPTION PLAN

     In May 1998, the Board of Directors and the Company's shareholders approved the Company's 1998 Stock Option Plan (the "Plan"). The purpose of the Plan is to advance the interests of the Company and its shareholders by affording certain employees and directors of the Company, as well as key consultants and advisors to the Company, an opportunity to acquire or increase their proprietary interests in the Company. The objective of the issuance of stock options under the Plan is to promote the growth and profitability of the Company because the optionees will be provided with an additional incentive to achieve the Company's objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

     Options under the Plan will be granted by the Compensation Committee of the Board of Directors and may include incentive stock options ("ISOs") and/or non-incentive stock options ("non-ISOs"). The Compensation Committee will administer the Plan and generally will have discretion to determine the terms of an option grant, including the number of option shares, option price, term, vesting schedule, the post-termination exercise period and whether the grant will be an ISO or non-ISO. Notwithstanding this discretion: (i) if an option is intended to be an ISO, the option price per share of Class A Common Stock may not be less than 100% of the fair market value of such share at the time of grant, and the fair market value at the time of grant of shares first purchasable under the option in any one year cannot exceed $100,000; (ii) if an option is intended to be an ISO and is granted to a shareholder holding more than 10% of the combined voting power of all classes of the Company's stock or of its parent or subsidiary on the date of the grant of the option, the option price per share of Class A Common Stock may not be less than 110% of the fair market value of such shares at the time of grant; and (iii) the term of any option may not exceed 10 years, or five years if the option is intended to be an ISO and is granted to a shareholder owning more than 10% of the total combined voting power of all classes of stock on the date of the grant of the option.



     A maximum of 2,600,000 shares of Class A Common Stock may be granted under the Plan, unless it is amended to increase that number. Shares of Class A Common Stock which are attributable to options that have expired, terminated or been canceled are available in connection with future option grants. The Company intends to grant, as of the date of this Prospectus, options to purchase at the initial public offering price an aggregate of 1,050,000 shares of Class A Common Stock to key North American and international managers and to its North American team members (employees) who have worked with the Company for six months or more. Options covering 97,000 of those shares are intended to be granted to the Company's executive officers as a group, of which 30,000, 30,000 and 12,000 will be granted to Messrs. Scheppmann, McKenzie and Cronin, respectively.


     The Plan will remain in effect until terminated by the Board of Directors. No ISO may be granted after May 1, 2008. The Plan may be amended by the Board of Directors without the consent of the shareholders of the Company, except that for any amendment to be effective as to ISOs, it must be approved by the Company's shareholders within one year after approval by the Board of Directors if the amendment increases the total number of shares issuable pursuant to ISOs or changes the class of employees eligible to receive ISOs that may participate in the Plan.

     The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Code. Section 162(m) generally disallows a public company's tax deduction for compensation to the chief executive officer and four other most highly compensated executive officers in excess of $1,000,000 per person in any tax year beginning on or after January 1, 1994. Compensation that qualifies as "performance-based compensation" is excluded from the $1,000,000 deductibility cap, and therefore remains fully deductible by the company that pays it. The Company intends that options granted with an exercise price at least equal to 100% of fair market value of the underlying stock at the date of grant will qualify as such "performance-based compensation," although other options granted under the Plan may not so qualify.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's two classes of Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby with respect to: (i) each of the Company's Named Executive Officers and directors; (ii) each person known by the Company to own beneficially more than 5% of the Common Stock; and (iii) all executive officers and directors of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to such shares.


                                        SHARES OWNED                        SHARES TO BE OWNED
                                 PRIOR TO THE OFFERING(1)(2)             AFTER THE OFFERING(1)(2)
                             -----------------------------------   ------------------------------------         TOTAL
                                 CLASS A            CLASS B            CLASS A             CLASS B           VOTING POWER
                               COMMON STOCK       COMMON STOCK       COMMON STOCK       COMMON STOCK      AFTER THE OFFERING
                             ----------------   ----------------   ----------------   -----------------   ------------------
                             NUMBER   PERCENT   NUMBER   PERCENT   NUMBER   PERCENT   NUMBER    PERCENT        PERCENT
                             ------   -------   ------   -------   ------   -------   -------   -------   ------------------
Craig A. Ponzio(3).........
June R. Ponzio(3)..........
William P. Trimarco........
Stephen M. Scheppmann......
Stephen E. McKenzie........
Patrick R. Cronin..........
All executive officers and
  directors as a group
  (7 persons)..............


---------------

 *  Less than 1%.
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person or group has the right to acquire within 60 days after the date of this Prospectus or with respect to which such person has or shares voting or investment power. For purposes of computing the percentages of outstanding shares held by each person or group of persons, shares which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding for purposes of computing the percentage for such person or group but are not deemed to be outstanding for the purpose of computing the percentage of any other person or group.
(2) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The number of shares of Class A Common Stock and percentages contained under this heading do not account for such conversion rights. See "Description of Capital Stock."
(3) The address for Craig Ponzio and June Ponzio is 3900 Steve Reynolds Boulevard, Norcross, Georgia 30093.

                              CERTAIN TRANSACTIONS


     The Company leases its corporate headquarters in Norcross, Georgia from L-J Properties Inc. ("L-J Properties"), a company owned by Messrs. Ponzio, Trimarco and Scheppmann. L-J Properties is owned 80% by Mr. Ponzio and 10% by each of Messrs. Trimarco and Scheppmann. The lease commenced in August 1991 and terminates in August 2001, subject to the Company's option to extend the lease for two 36-month periods. The Company currently pays L-J Properties $678,000 per year in rent, with certain annual increases determined by a formula set forth therein. The Company believes that the lease with L-J Properties is on terms at least as favorable to the Company as those obtainable from unaffiliated third parties in the Company's area of operations. In fiscal years 1995, 1996 and 1997, and for the first nine months of 1998 the Company made payments of $623,000, $642,000, $661,000 and $507,000, respectively, to L-J Properties under this lease.



     On May 1, 1998, the Company distributed $10.5 million of previously undistributed S corporation earnings to its shareholders as of that date, through the issuance of S Corp Notes payable in full upon demand and bearing interest at 11%, with interest payable quarterly until the notes are paid in full. On June 10, 1998, Albecca Inc. repaid, using borrowings under the Existing Credit Facility, $4.0 million of the S Corp Notes plus accrued interest. On June 24, 1998, the holders of the S Corp Notes, who constitute all of the existing shareholders and members of Albecca Inc. and Larson-Juhl International LLC ("L-J International"), respectively, contributed the then outstanding $6.5 million balance on such S Corp Notes to L-J International in satisfaction of a $6.5 million capital call made by L-J International on June 5, 1998. L-J International demanded repayment of the S Corp Notes on June 24, 1998. Albecca Inc. repaid the S Corp Notes, plus accrued interest, on June 24, 1998, using borrowings under the Existing Credit Facilities. On June 26, 1998, the members of L-J International contributed their respective membership interests in L-J International to Albecca Inc., at which time L-J International became a wholly-owned subsidiary of Albecca Inc. No consideration was given to the members for their contribution since the shareholders of Albecca Inc. also constitute all of the members of L-J International.



     Upon the Termination Date, the Company will terminate its status as an S corporation under the Code. The Company expects to distribute an additional $60.0 million of undistributed S corporation earnings to its shareholders through the issuance of additional S Corp Notes prior to consummation of the Offering. The Company estimates that the interest payable on these additional S Corp Notes will be $127,000. From the net proceeds of the Offering, the Company intends to repay the entire unpaid balance of the S Corp Notes, together with accrued interest thereon. The principal amount of S Corp Notes expected to be outstanding for each current shareholder as of the consummation of the Offering, and the estimated amount of interest accrued thereon, are: for Mr. Ponzio $58.7 million and $124,206, respectively; for Mr. Trimarco $720,000 and $1,524, respectively; and for Mr. Scheppmann $600,000 and $1,270, respectively. See "S Corporation Termination" and "Use of Proceeds."



     The Company and the current shareholders plan to enter into tax indemnification agreements prior to the Offering providing for, among other things, the indemnification of the Company by such shareholders for any federal and certain state income taxes (including interest and penalties) incurred by the Company arising as a result of the Company being deemed to have been a C corporation during any period for which it reported its earnings to the taxing authorities as an S corporation. The separate indemnification obligation of each shareholder as to each tax period will be calculated in a manner consistent with the allocation of the S corporation income for such period and will be limited to the distributions made to such shareholder during such period. The tax indemnification agreements are also expected to provide for the cross-indemnification of the Company and of each existing shareholder for certain additional taxes (including interest and, in the case of existing shareholders, penalties) resulting from the Company's operations during the period in which it was an S corporation.



     In contemplation of the Offering, in May 1998 the Company amended existing arrangements with certain of the Company's executive officers relating to the payment of deferred compensation amounts previously accrued in prior years. The aggregate amount of such deferred payments was $3,040,000 at May 31, 1998. Subject to certain exceptions, payment of these amounts will be deferred and paid in annual installments of

$450,000 through 2002, $570,000 in 2003 and $670,000 in 2004. Of the accrued amount, Messrs. Ponzio, Scheppmann, McKenzie, Cronin and Goodson are entitled to aggregate payments of $2,770,000, $120,000, $120,000, $100,000 and $100,000,
respectively.



     The Board of Directors of the Company has adopted a policy that following the Offering any transaction with the Company's principal shareholders, officers or directors or their affiliates must be on terms no less favorable to the Company than could be obtained from an unaffiliated third party in an arm's length transaction, and any such transaction exceeding $500,000 must also be approved by a majority of the Company's independent and disinterested directors.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 250,000,000 shares of Class A Common Stock, $0.01 par value per share, 100,000,000 shares of Class B Common Stock, $0.01 par value per share and 50,000,000 shares of Preferred Stock, $0.01 par value per share. The following description of the terms and provisions of the shares of stock of the Company and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the Georgia Business Corporation Code, as amended (the "GBCC") and the Articles and Bylaws.

CLASS A AND CLASS B COMMON STOCK

     Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to 10 votes per share. All actions submitted to a vote of shareholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except as otherwise set forth below or provided by law.

     Conversion. Class A Common Stock has no conversion rights. A holder of Class B Common Stock may convert Class B Common Stock into Class A Common Stock, in whole or in part, at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. If at any time any shares of Class B Common Stock are beneficially owned by any person other than Mr. Ponzio or certain permitted transferees, such shares shall automatically be converted into an equal number of shares of Class A Common Stock.


     Dividends. Holders of Class A Common Stock are entitled to receive cash dividends on an equal per share basis as holders of Class B Common Stock if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. In the case of any dividends paid in stock, holders of Class A Common Stock are entitled to receive dividends (payable in shares of Class A Common Stock) equal in number to the dividends (payable in shares of Class B Common Stock) received by the holders of Class B Common Stock.


     Liquidation. Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of liquidation.

     Limitation on Issuances of Additional Shares of Class B Common Stock. The Articles limit the Company's authority to issue additional Class B Common Stock to dividends or distributions payable in stock. The foregoing restriction may be altered, amended or modified only with the approval of the holders of 66 2/3% of both the Class A Common Stock and Class B Common Stock, voting separately as classes.


     Certain Class Voting Rights. In the event the Company proposes to engage in any business transaction, including a merger, sale of substantially all of its assets, tender or exchange offer, or other similar business combination, or proposes to adopt a plan of liquidation, dissolution or reorganization, or entertain any proposal for acquisition of a substantial equity interest in the Company (any such event or combination of events being referred to as a "Proposal"), and the Proposal is to be submitted to a vote of the Company's shareholders, and either (i) the consideration per share proposed to be paid to the holders of the Class A Common Stock is less than or otherwise different in any respect from the consideration per share proposed to be paid to the holders of the Class B Common Stock, or (ii) the respective rights of the Class A Common Stock are proposed to be diminished or otherwise adversely altered relative to the respective rights of the Class B Common Stock, then approval of the Proposal shall require the affirmative vote of a majority of the outstanding shares of each of the Class A Common Stock and the Class B Common Stock, voting as separate voting groups.


     Other Terms. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     The rights, preferences and privileges of holders of both classes of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

     Under the Articles, the Board of Directors may issue, without any further action by the shareholders, up to 50,000,000 shares of Preferred Stock of one or more series that include any preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption as shall be set forth in resolutions duly adopted by the Board of Directors. The designation of any Preferred Stock with greater rights, privileges and preferences than those applicable to both classes of Common Stock may adversely affect the voting power, market price and other rights and privileges of the Class A Common Stock, and may hinder or delay the removal of directors, attempted tender offers, proxy contests or takeovers, or other attempts to change control of the Company, some or all of which may be desired by holders of the Class A Common Stock. Articles of amendment must be filed with the Georgia Secretary of State prior to the issuance of any shares of Preferred Stock of the applicable series.

REMOVAL OF THE BOARD OF DIRECTORS; NO CLASSIFICATION OF THE BOARD

     The entire Board of Directors or any individual director may be removed with or without cause by the shareholders. The Board of Directors is not divided into classes, and the terms of office of all of the Directors expire at the next annual meeting of shareholders.

SPECIAL MEETINGS

     Under the Bylaws, special meetings of the shareholders may be called by the Chairman of the Board or the Chief Executive Officer or by the shareholders only if such shareholders hold outstanding shares representing at least two-thirds
( 2/3) of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.

CERTAIN PROVISIONS OF GEORGIA LAW

     Georgia Business Combination Statute. The Company has elected in its Bylaws to be subject to provisions of the GBCC prohibiting various "business combinations" involving "interested shareholders" for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders' shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company. Under the relevant provisions of the GBCC, a "business combination" is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company's net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An "interested shareholder" is defined by the GBCC to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaw which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder, have been an interested shareholder but for the inadvertent acquisition.


     Georgia Fair Price Statute. The Company has elected in its Bylaws to be subject to the "Fair Price" provisions of the GBCC. These provisions require that a "business combination" with an "interested shareholder" be (a) unanimously approved by "continuing directors" who must constitute at least three members of the board of directors at the time of such approval, or (b) recommended by at least two-thirds of the "continuing directors" and approved by a majority of the shareholders excluding the "interested shareholder," unless certain standards regarding the consideration paid to shareholders in the transaction are met. Subject to certain exceptions, a "business combination" includes (i) any merger or consolidation of the corporation or a subsidiary of the Company; (ii) any share exchange; (iii) any sale, lease, transfer, or other disposition of assets of the Company or its subsidiaries occurring within a 12 month period and having an aggregate book value equal to 10% or more of the net assets of the Company; (iv) any transaction that results in the issuance or transfer by the Company of any stock of the Company or its subsidiaries representing 5% or more of the total market value of the outstanding stock of the Company to any interested shareholder within a 12 month period, except pursuant to a transaction that effects a pro rata distribution to all shareholders of the Company; (v) the adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an interested shareholder; and (vi) any transaction occurring within a 12 month period involving the Company or a subsidiary of the Company that has the effect of increasing by 5% or more the proportionate share of the stock of any class or series of the Company or its subsidiaries that is directly or beneficially owned by the interested shareholder. An "interested shareholder" is defined the same as it is defined in the Georgia Business Combination Statute described above. A "continuing director" includes any director who is not an affiliate or associate of an interested shareholder or any board approved successor of such a director who is not an affiliate or associate of an interested shareholder.


     The Fair Price provisions do not restrict a business combination if: (a) the aggregate amount of the cash, and fair market value of any non-cash property, measured five days before the consummation date, to be received per share by the shareholders is at least equal to the highest of: (i) the highest per share price, including brokerage commissions, transfer taxes, and soliciting dealers' fees, paid by the interested shareholder for any shares of the same class or series acquired by it within two years preceding the announcement date or in the transaction in which it became an interested shareholder; (ii) the higher of the fair market value per share as determined on the announcement date or the determination date; or (iii) in the case of shares other than common shares, the highest amount per share to which preferred shareholders are entitled in the event of liquidation, dissolution, or winding up of the corporation, provided that subparagraph (iii) shall only be applicable if the interested shareholder acquired the shares within the two year period immediately preceding the announcement date; and (b) shareholders receive cash or the form of consideration used in the past by the interested shareholder to purchase the largest number of shares of such class or series. Further, subject to exceptions, prior to the time the business combination with the interested shareholder takes place, without the approval of the board of directors, there must have been: (i) no failure to declare and pay full dividends on the Company's outstanding preferred shares; (ii) no reduction in the annual rate of dividends paid on common shares except as to reflect any subdivision of the shares; (iii) an increase in the annual rate of dividends to reflect any reclassification of shares; and (iv) not more than a 1% increase in the interested shareholder's ownership of any of the Company's stock in any 12 month period. An interested shareholder may not receive a direct or indirect benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by the corporation or its subsidiaries, either in anticipation of or in connection with such business combination or otherwise.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Articles and Bylaws eliminate, subject to certain exceptions, the personal liability of a director to the Company or its shareholders for monetary damage for breaches of such director's duty of care or other duties as a director. Neither the Articles nor the Bylaws provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transactions from which the director derived an improper personal benefit. The Articles further provide that if the GBCC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended, without further action by the shareholders. These provisions of the Articles will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Company.

     The Bylaws require the Company to indemnify and hold harmless any director, and give the Board of Directors discretion to indemnify and hold harmless any officer or other identified individual, who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the Company) because he or she is or was a director of the Company, against expenses (including, but not limited to, attorney's fees and disbursements, court costs and expert witness fees), and against judgments, fines, penalties, and amounts paid in settlement incurred by him or her in connection with the action, suit or proceeding.

     The Company may enter into separate indemnification agreements with each of its executive officers and directors, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the Bylaws. The Company also may purchase and maintain liability insurance for the benefit of its directors and executive officers. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent. The Company will also agree to hold the shareholders harmless from, against and in respect of federal income tax liabilities, including interest and penalties imposed thereon (and any state and local income tax liabilities as provided by applicable law), if any, incurred by the shareholders as a result of a final determination of an adjustment (by reason of an amended return, claim for refund, audit, judicial decision or otherwise) to the taxable income of the Company for any period during the time the Company was treated as an S corporation for federal and state income tax purposes which results in a decrease for any such period in the Company's taxable income and a corresponding increase for any such period in the taxable income of the shareholders. See "S Corporation Termination."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is                .

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                  FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

GENERAL

     The following is a general discussion of certain material United States federal income and estate tax consequences of the ownership and disposition of shares of Class A Common Stock applicable to Non-U.S. Holders of such shares of Class A Common Stock. As used herein, the term "Non-U.S. Holder" means a beneficial owner other than (i) an individual citizen or income tax resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any State thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source,
(iv) a trust over which a court within the United States is able to exercise primary supervision and as to which one or more United States persons have the authority to control all the substantial decisions of trust, or (v) a partnership or other entity created or organized in or under the laws of the United States or of any State thereof and properly classified as a United States entity. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Class A Common Stock.

DIVIDENDS

     In the event that dividends are paid to a Non-U.S. Holder, such dividends will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if a tax treaty applies, attributable to a United States permanent establishment or, in the case of an individual, a fixed base in the United States, maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment or fixed base will generally not be subject to withholding (if the Non-U.S. Holder files certain forms as required with the payor of the dividend) but generally will be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

     To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are currently presumed to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Department Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under recently finalized United States Treasury Department Regulations, in the case of dividends paid after December 31, 1999, a Non-U.S. Holder generally will be unable to claim the benefits of a reduced rate under an income tax treaty, unless certain certification procedures are complied with, directly or through an intermediary. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

     A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Class A Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for United States federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "United States real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Class A Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Class A Common Stock.

ESTATE TAX

     Shares of Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements apply to the actual and constructive payment of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Class A Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. Backup withholding and information reporting generally will apply to dividends paid on Class A Common Stock to addresses inside the United States to beneficial owners that are not entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under recently finalized United States Treasury Department Regulations, in the case of dividends paid after December 31, 1999, a Non-U.S. Holder generally will be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

     The payment of the proceeds from the disposition of shares of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Class A Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Class A Common Stock to or through a non-U.S. office of a broker that is a United States person or a "U.S.-related person," United States Treasury Department Regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business, or
(iii) in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States.

     Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, provided that such holder files the required information or appropriate claim for refund with the IRS.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have        shares of
Class A Common Stock and        shares of Class B Common Stock outstanding. The
       shares of Class A Common Stock sold in the Offering (     shares if the
U.S. Underwriters' over-allotment option is exercised in full) will be freely tradable by persons other than affiliates of the Company, without restriction.
The remaining        shares of Class A Common Stock and all        shares of
Class B Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available,
including exemptions contained in Rule 144. Of this amount,        shares will
be beneficially owned by persons who are affiliates of the Company and, commencing 90 days after the date of this Prospectus, would be eligible for public sale pursuant to Rule 144, subject to the volume restrictions discussed below.


     Subject to certain exceptions, each of the Company and the directors, executive officers and existing shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. See "Underwriters."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares of Common Stock for at least one year (including the prior holding period of any prior owner other than an affiliate) is entitled to sell within any three-month period that number of shares which does not exceed the greater of (i) 1% of the outstanding shares of Class A Common Stock or (ii) the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company for at least three months and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate) would be entitled to sell such shares under Rule 144 without regard to the limitations described above. Rule 144 defines "affiliate" of a company as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such company. Affiliates of a company generally include its directors, executive officers and principal shareholders.


     The Company intends to issue under the Plan options to purchase up to an
aggregate of        shares of Class A Common Stock as of the date of this
Prospectus. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares reserved or to be available for issuance pursuant to the Plan. Upon such registration, such shares will be eligible for resale in the public market without restrictions by persons who are not affiliates of the Company, and, to the extent they are held by affiliates, pursuant to Rule 144 without observance of the holding period requirements.


     Prior to the Offering, there has been no public market for the Class A Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market could adversely affect prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Wheat First Union, a division of Wheat First Securities, Inc., are acting as U.S. representatives (the "U.S. Representatives"), and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Donaldson, Lufkin & Jenrette International and Wheat First Union, a division of Wheat First Securities, Inc., are acting as international representatives (the "International Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Wheat First Securities, Inc. .............................

     Subtotal...............................................
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Donaldson, Lufkin & Jenrette International................
  Wheat First Securities, Inc. .............................

     Subtotal...............................................
          Total.............................................
                                                               =======

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives", respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' overallotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares".

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.


     The Company has applied to have the Common Stock listed on the New York Stock Exchange under the symbol "BEK."


     Each of the Company and the directors, executive officers and all of the shareholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

     Of the      shares of Class A Common Stock being offered,      shares are
being offered initially in the United States and Canada by the U.S. Underwriters
and      shares are being offered initially outside the United States and Canada by the International Underwriters.

                                 LEGAL MATTERS

     The validity of shares of Class A Common Stock offered hereby is being passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia. Certain legal matters related to the Offering will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Atlanta, Georgia.

                                    EXPERTS


     The consolidated financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. In that report, that firm states that with respect to Larson-Juhl Netherlands B.V. its opinion is based on the report of other independent public accountants, BDO CampsObers. The financial statements referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission through the Electronic Data Gathering and Retrieval ("EDGAR") system a registration statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part. For further information, reference is made to such registration statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the following Regional Offices of the Commission, except that copies of the exhibits may not be available at certain of the Regional Offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of such material may be obtained from the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy, information statements, and registration statements and other information filed with the Commission through the EDGAR system.

     The Company is not presently a reporting company and does not file reports or other information with the Commission. On the effective date of the Registration Statement, however, the Company will become a reporting company. Further, the Company will register its securities under the Exchange Act. Accordingly, the Company will become subject to the additional reporting requirements of the Exchange Act and in accordance therewith will file reports, proxy statements and other information with the Commission. In addition, after the completion of the Offering, the Company intends to furnish its shareholders with annual reports containing audited financial statements.

                                  ALBECCA INC.



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Consolidated Financial Statements:
Report of Independent Public Accountants -- Arthur Andersen
  LLP.......................................................  F-2
Report of the Auditors -- BDO CampsObers....................  F-3
Consolidated Balance Sheets as of August 25, 1996, August
  31, 1997, March 1, 1998 and May 31, 1998 (unaudited) and
  pro forma May 31, 1998 (Note 12) (unaudited)..............  F-4
Consolidated Statements of Operations for each of the three
  years in the period ended August 31, 1997, for the six
  months ended February 23, 1997 (unaudited) and March 1,
  1998 and for the nine months ended May 25, 1997
  (unaudited) and May 31, 1998 (unaudited)..................  F-5
Consolidated Statements of Shareholders' Equity for each of
  the three years in the period ended August 31, 1997, for
  the six months ended March 1, 1998 and for the three
  months ended May 31, 1998 (unaudited).....................  F-6
Consolidated Statements of Cash Flows for each of the three
  years in the period ended August 31, 1997, for the six
  months ended February 23, 1997 (unaudited) and March 1,
  1998 and for the nine months ended May 25, 1997
  (unaudited) and May 31, 1998 (unaudited)..................  F-7
Notes to Consolidated Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Albecca Inc.:



     We have audited the accompanying consolidated balance sheets of ALBECCA INC. (a Georgia corporation) and subsidiaries as of March 1, 1998, August 31, 1997 and August 25, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the six months ended March 1, 1998 and for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Larson-Juhl Netherlands B.V. and subsidiaries, which statements reflect total assets of 4%, 5%, and 7% at March 1, 1998, August 31, 1997 and August 25, 1996, respectively, and total revenues of 6%, 6%, 7%, and 4% for the six months ended March 1, 1998 and for each of the three years in the period ended August 31, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of other auditors.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the our audits provide a reasonable basis for our opinion.


     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Albecca Inc. and subsidiaries as of March 1, 1998, August 31, 1997 and August 25, 1996, and the results of their operations and their cash flows for the six months ended March 1, 1998 and for each of the three years in the period ended August 31, 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

/s/  ARTHUR ANDERSEN LLP

Atlanta, Georgia

May 6, 1998 (except with respect


to the matter discussed in


Note 13, as to which the


date is June 26, 1998)

                          LARSON-JUHL NETHERLANDS B.V.

                             REPORT OF THE AUDITORS

To the shareholders of Larson-Juhl Netherlands B.V.:

     We have audited the financial statements of Larson-Juhl Netherlands B.V. at Barneveld for the three years and two months period ended March 1, 1998.

     The company's management is responsible for the preparation of these financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

     We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. The results of the audit would not have been materially different had the audit been conducted in accordance with generally accepted auditing standards in the United States. The standards in the Netherlands require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion the financial statements for the period September 1, 1997 up to and including March 1, 1998 and including those for the fiscal year 1995 (for the period January 2, 1995 up to and including August 27, 1995), the fiscal year 1996 (for the period August 28, 1995 up to and including August 25, 1996) and the fiscal year 1997 (for the period August 26, 1996 up to and including August 31, 1997) as previously audited by us, give a true and fair view of the state of the Company's affairs as at March 1, 1998 and of the results of its operations for the three years and two months period ended March 1, 1998 and have been properly prepared in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in
Part 9, Book 2 of the Dutch Civil Code.


Arnhem, May 6, 1998



/s/  BDO CampsObers


BDO CampsObers
Registered accountants

                                  ALBECCA INC.



                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                                          PRO FORMA
                                                    AUGUST 25,   AUGUST 31,   MARCH 1,      MAY 31,        MAY 31,
                                                       1996         1997        1998         1998       1998 (NOTE 12)
                                                    ----------   ----------   ---------   -----------   --------------
                                                                              (AUDITED)   (UNAUDITED)    (UNAUDITED)
                                                        ASSETS
CURRENT ASSETS:
  Cash............................................   $  4,363     $  5,301    $  5,588     $  6,694        $  6,694
  Accounts receivable, less allowances for
    doubtful accounts of $3,891, $5,378, $5,375
    and $5,618, at August 25, 1996, August 31,
    1997, March 1, 1998 and May 31, 1998
    (unaudited)...................................     46,179       49,270      56,104       55,870          55,870
  Inventories.....................................     60,083       68,209      74,787       75,431          75,431
  Deferred income taxes (Note 5)..................         --           --          --           --          10,253
  Other current assets............................      4,954        4,879       7,692        7,652           7,652
                                                     --------     --------    --------     --------        --------
        Total current assets......................    115,579      127,659     144,171      145,647         155,900
PROPERTY, PLANT AND EQUIPMENT, net................     52,854       52,675      59,377       62,491          62,491
OTHER LONG-TERM ASSETS............................     21,735       28,355      39,952       49,268          49,268
                                                     --------     --------    --------     --------        --------
                                                     $190,168     $208,689    $243,500     $257,406        $267,659
                                                     ========     ========    ========     ========        ========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt............   $ 18,925     $ 28,079    $ 31,839     $ 31,827        $ 31,827
  Accounts payable................................     30,511       28,296      31,146       28,338          28,338
  Accrued liabilities.............................     26,687       27,982      31,727       29,519          29,519
  Notes payable to shareholders (Note 12).........         --           --          --       10,500          67,500
                                                     --------     --------    --------     --------        --------
        Total current liabilities.................     76,123       84,357      94,712      100,184         157,184
                                                     --------     --------    --------     --------        --------
LONG-TERM DEBT, less current maturities (Note 4)..     74,137       80,647     100,788      114,314         114,314
                                                     --------     --------    --------     --------        --------
DEFERRED INCOME TAXES (Note 5)....................         --           --          --           --           1,397
                                                     --------     --------    --------     --------        --------
OTHER LONG-TERM LIABILITIES.......................      4,565        6,372       8,134       11,739          11,739
                                                     --------     --------    --------     --------        --------
COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS' EQUITY (DEFICIT) (Notes 7 and 12):
  Preferred stock, $0.01 par value; no shares
    authorized and outstanding at August 25, 1996,
    August 31, 1997 and March 1, 1998, 50,000,000
    shares authorized and no shares issued and
    outstanding at May 31, 1998...................         --           --          --           --              --
  Common stock, $0.01 par value; 20,000,000 shares
    authorized, 17,000,000 shares issued and
    outstanding at August 25, 1996, August 31,
    1997 and March 1, 1998 and no shares issued
    and outstanding at May 31, 1998...............        170          170         170           --              --
  Class A common stock, $0.01 par value; no shares
    authorized and outstanding at August 25, 1996,
    August 31, 1997 and March 1, 1998, 250,000,000
    shares authorized, 374,000 shares issued and
    outstanding at May 31, 1998...................         --           --          --            4               4
  Class B common stock, $0.01 par value; no shares
    authorized and outstanding at August 25, 1996,
    August 31, 1997 and March 1, 1998, 100,000,000
    shares authorized, 16,626,000 shares issued
    and outstanding at May 31, 1998...............         --           --          --          166             166
  Additional paid-in capital......................        566          582         682          825             825
  Retained earnings (deficit).....................     36,002       42,408      46,681       38,225          (9,919)
  Cumulative foreign currency translation
    adjustment....................................     (1,395)      (5,847)     (7,667)      (8,051)         (8,051)
                                                     --------     --------    --------     --------        --------
        Total shareholders' equity (deficit)......     35,343       37,313      39,866       31,169         (16,975)
                                                     --------     --------    --------     --------        --------
                                                     $190,168     $208,689    $243,500     $257,406        $267,659
                                                     ========     ========    ========     ========        ========



   The accompanying notes are an integral part of these consolidated balance sheets.

                                  ALBECCA INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                         FOR THE SIX                FOR THE NINE
                                   FOR THE YEARS ENDED                  MONTHS ENDED                MONTHS ENDED
                           ------------------------------------   -------------------------   -------------------------
                           AUGUST 27,   AUGUST 25,   AUGUST 31,   FEBRUARY 23,    MARCH 1,      MAY 25,       MAY 31,
                              1995         1996         1997          1997          1998         1997          1998
                           ----------   ----------   ----------   ------------   ----------   -----------   -----------
                                                                  (UNAUDITED)    (AUDITED)    (UNAUDITED)   (UNAUDITED)
Net sales................  $  225,359   $  300,788   $  354,058    $  186,016    $  199,814   $  266,695    $  292,869
Cost of sales............     128,341      173,964      200,750       108,401       113,468      152,614       165,817
                           ----------   ----------   ----------    ----------    ----------   ----------    ----------
    Gross profit.........      97,018      126,824      153,308        77,615        86,346      114,081       127,052
Operating expenses.......      74,547       96,595      117,707        58,304        67,992       86,905       100,011
                           ----------   ----------   ----------    ----------    ----------   ----------    ----------
    Operating income.....      22,471       30,229       35,601        19,311        18,354       27,176        27,041
Interest expense.........       4,008        6,846        9,722         4,728         4,713        7,051         7,472
                           ----------   ----------   ----------    ----------    ----------   ----------    ----------
    Income before
      provision for
      income taxes and
      minority
      interest...........      18,463       23,383       25,879        14,583        13,641       20,125        19,569
Provision for income
  taxes..................       2,322        3,679        3,243         1,657         1,710        2,194         2,575
Minority interest........          97          300          146            34           358          103           377
                           ----------   ----------   ----------    ----------    ----------   ----------    ----------
Historical net income....  $   16,044   $   19,404   $   22,490    $   12,892    $   11,573   $   17,828    $   16,617
                           ==========   ==========   ==========    ==========    ==========   ==========    ==========
Historical earnings per
  common share -- basic
  and diluted............  $     0.94   $     1.14   $     1.32    $     0.76    $     0.68   $     1.05    $     0.98
                           ==========   ==========   ==========    ==========    ==========   ==========    ==========
Historical weighted
  average shares
  outstanding -- basic
  and diluted............  17,000,000   17,000,000   17,000,000    17,000,000    17,000,000   17,000,000    17,000,000
                           ==========   ==========   ==========    ==========    ==========   ==========    ==========

Income before pro forma
  provision for income
  taxes..................  $   16,044   $   19,404   $   22,490    $   12,892    $   11,573   $   17,828    $   16,617
Pro forma provision for
  income taxes...........       5,432        6,142        7,626         4,468         4,019        6,241         5,644
                           ----------   ----------   ----------    ----------    ----------   ----------    ----------
Pro forma net income.....  $   10,612   $   13,262   $   14,864    $    8,424    $    7,554   $   11,587    $   10,973
                           ==========   ==========   ==========    ==========    ==========   ==========    ==========
    Pro forma earnings
      per common share:
         basic...........                            $                           $                          $
                                                     ==========                  ==========                 ==========
         diluted.........                            $                           $                          $
                                                     ==========                  ==========                 ==========
    Pro forma weighted
      average shares
      outstanding:
         basic...........
                                                     ==========                  ==========                 ==========
         diluted.........
                                                     ==========                  ==========                 ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                                  ALBECCA INC.



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                            CLASS A              CLASS B
                                    COMMON STOCK         COMMON STOCK         COMMON STOCK       ADDITIONAL
                                --------------------   -----------------   -------------------    PAID-IN     RETAINED
                                  SHARES      AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS
                                -----------   ------   --------   ------   ----------   ------   ----------   --------
BALANCE, August 28, 1994......   17,000,000    $170          --   $  --            --    $ --       $543      $ 26,412
  Capital contributions.......           --      --          --      --            --      --         23            --
  Historical net income.......           --      --          --      --            --      --         --        16,044
  Distributions to
    shareholders..............           --      --          --      --            --      --         --       (13,608)
  Currency translation
    adjustment................           --      --          --      --            --      --         --            --
                                -----------    ----    --------   -----    ----------    ----       ----      --------
BALANCE, August 27, 1995......   17,000,000     170          --      --            --      --        566        28,848
  Historical net income.......           --      --          --      --            --      --         --        19,404
  Distributions to
    shareholders..............           --      --          --      --            --      --         --       (12,250)
  Currency translation
    adjustment................           --      --          --      --            --      --         --            --
                                -----------    ----    --------   -----    ----------    ----       ----      --------
BALANCE, August 25, 1996......   17,000,000     170          --      --            --      --        566        36,002
  Capital contributions.......           --      --          --      --            --      --         16            --
  Historical net income.......           --      --          --      --            --      --         --        22,490
  Distributions to
    shareholders..............           --      --          --      --            --      --         --       (16,084)
  Currency translation
    adjustment................           --      --          --      --            --      --         --            --
                                -----------    ----    --------   -----    ----------    ----       ----      --------
BALANCE, August 31, 1997......   17,000,000     170          --      --            --      --        582        42,408
  Compensation related to
    nonqualified stock
    options...................           --      --          --      --            --      --        100            --
  Historical net income.......           --      --          --      --            --      --         --        11,573
  Distributions to
    shareholders..............           --      --          --      --            --      --         --        (7,300)
  Currency translation
    adjustment................           --      --          --      --            --      --         --            --
                                -----------    ----    --------   -----    ----------    ----       ----      --------
BALANCE, March 1, 1998........   17,000,000     170          --      --            --      --        682      $ 46,681
  Compensation related to
    nonqualified stock
    options...................           --      --          --      --            --      --        143            --
  Conversion of common stock
    for Class A and Class B
    common stock..............  (17,000,000)   (170)    374,000       4    16,626,000     166         --            --
  Historical net income.......           --      --          --      --            --      --         --         5,044
  Distributions to
    shareholders..............           --      --          --      --            --      --         --       (13,500)
  Currency translation
    adjustment................           --      --          --      --            --      --         --            --
                                -----------    ----    --------   -----    ----------    ----       ----      --------
BALANCE, May 31, 1998
  (unaudited).................           --    $ --     374,000   $   4    16,626,000    $166       $825      $ 38,225
                                ===========    ====    ========   =====    ==========    ====       ====      ========

                                CUMULATIVE
                                  FOREIGN
                                 CURRENCY
                                TRANSLATION
                                ADJUSTMENT     TOTAL
                                -----------   --------
BALANCE, August 28, 1994......    $  (542)    $ 26,583
  Capital contributions.......         --           23
  Historical net income.......         --       16,044
  Distributions to
    shareholders..............         --      (13,608)
  Currency translation
    adjustment................         64           64
                                  -------     --------
BALANCE, August 27, 1995......       (478)      29,106
  Historical net income.......         --       19,404
  Distributions to
    shareholders..............         --      (12,250)
  Currency translation
    adjustment................       (917)        (917)
                                  -------     --------
BALANCE, August 25, 1996......     (1,395)      35,343
  Capital contributions.......         --           16
  Historical net income.......         --       22,490
  Distributions to
    shareholders..............         --      (16,084)
  Currency translation
    adjustment................     (4,452)      (4,452)
                                  -------     --------
BALANCE, August 31, 1997......     (5,847)      37,313
  Compensation related to
    nonqualified stock
    options...................         --          100
  Historical net income.......         --       11,573
  Distributions to
    shareholders..............         --       (7,300)
  Currency translation
    adjustment................     (1,820)      (1,820)
                                  -------     --------
BALANCE, March 1, 1998........     (7,667)      39,866
  Compensation related to
    nonqualified stock
    options...................         --          143
  Conversion of common stock
    for Class A and Class B
    common stock..............         --           --
  Historical net income.......         --        5,044
  Distributions to
    shareholders..............                 (13,500)
  Currency translation
    adjustment................       (384)        (384)
                                  -------     --------
BALANCE, May 31, 1998
  (unaudited).................    $(8,051)    $ 31,169
                                  =======     ========



  The accompanying notes are an integral part of these consolidated financial statements.

                                  ALBECCA INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                          FOR THE YEARS ENDED             FOR THE SIX MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                  ------------------------------------    -------------------------    --------------------------
                                  AUGUST 27,   AUGUST 25,   AUGUST 31,    FEBRUARY 23,    MARCH 1,       MAY 25,        MAY 31,
                                     1995         1996         1997           1997          1998          1997           1998
                                  ----------   ----------   ----------    ------------    ---------    -----------    -----------
                                                                          (UNAUDITED)     (AUDITED)    (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Pro forma net income..........   $ 10,612     $ 13,262     $ 14,864       $  8,424      $  7,554      $ 11,587       $ 10,973
  Adjustments to reconcile pro
    forma net income to net cash
    provided by operating
    activities:
    Pro forma provision for
      income taxes..............      5,432        6,142        7,626          4,468         4,019         6,241          5,644
    Minority interest...........         97          300          146             34           358           103            377
    Depreciation and
      amortization..............      5,703        5,302        6,885          3,350         3,650         5,011          5,723
    Loss on disposal of
      property, plant and
      equipment.................        177          199          393            369            40           (82)            16
    Changes in operating assets
      and liabilities:
    Accounts receivable.........     (2,791)        (568)       1,227         (8,004)       (4,772)          (24)        (2,942)
    Inventories.................     (9,327)       2,138       (1,218)         2,429         1,487           738          2,224
    Other current assets........     (1,426)       1,155         (337)           865        (1,675)          395         (1,443)
    Accounts payable............     (1,160)       6,403       (1,909)        (2,910)        1,095        (3,851)        (5,803)
    Accrued liabilities.........      6,297       (5,703)      (2,846)          (314)         (267)       (1,459)           424
    Other.......................      5,429        2,010       (2,681)         4,653           490         3,837           (627)
                                   --------     --------     --------       --------      --------      --------       --------
        Net cash provided by
          operating
          activities............     19,043       30,640       22,150         13,364        11,979        22,496         14,566
                                   --------     --------     --------       --------      --------      --------       --------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of property, plant
    and equipment...............     (5,291)      (5,461)      (7,746)        (5,514)       (4,757)       (5,673)        (6,642)
  Acquisitions of businesses....    (24,917)     (34,062)     (18,408)       (13,600)      (19,042)      (13,862)       (28,062)
  Proceeds from sales of
    property, plant and
    equipment...................        753          658        3,455          2,802           175         3,257            404
  Changes in other long-term
    assets......................     (1,629)         766          185             12          (102)          464           (939)
                                   --------     --------     --------       --------      --------      --------       --------
        Net cash used in
          investing
          activities............    (31,084)     (38,099)     (22,514)       (16,300)      (23,726)      (15,814)       (35,239)
                                   --------     --------     --------       --------      --------      --------       --------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from revolving credit
    facilities..................     77,072       76,849       68,249         39,802        47,945        51,122         83,372
  Repayments of revolving credit
    facilities..................    (72,361)     (68,005)     (52,951)       (28,228)      (28,538)      (42,535)       (50,763)
  Proceeds from long-term
    debt........................     24,447       19,706       11,171          7,522         3,907         9,695         13,318
  Repayments of long-term
    debt........................     (1,505)      (8,018)      (8,897)        (7,580)       (3,624)       (8,011)       (13,213)
  Capital contribution..........         23           --           16             --            --            --             --
  Distributions to
    shareholders................    (13,608)     (12,250)     (16,084)        (8,000)       (7,300)      (12,882)       (10,300)
                                   --------     --------     --------       --------      --------      --------       --------
        Net cash provided by
          (used in) financing
          activities............     14,068        8,282        1,504          3,516        12,390        (2,611)        22,414
                                   --------     --------     --------       --------      --------      --------       --------
EFFECT OF EXCHANGE RATE ON
  CASH..........................        (13)         164         (202)          (496)         (356)         (370)          (348)
                                   --------     --------     --------       --------      --------      --------       --------
NET INCREASE IN CASH............      2,014          987          938             84           287         3,701          1,393
CASH, beginning of period.......      1,362        3,376        4,363          4,363         5,301         4,363          5,301
                                   --------     --------     --------       --------      --------      --------       --------
CASH, end of period.............   $  3,376     $  4,363     $  5,301       $  4,447      $  5,588      $  8,064       $  6,694
                                   ========     ========     ========       ========      ========      ========       ========
SUPPLEMENTAL INFORMATION
  Interest paid.................   $  4,013     $  7,144     $  9,282       $  4,578      $  6,027      $  6,962       $  7,204
                                   ========     ========     ========       ========      ========      ========       ========
  Income taxes paid.............   $  2,132     $  2,378     $  3,858       $  2,586      $  1,155      $  2,894       $  2,000
                                   ========     ========     ========       ========      ========      ========       ========
  Details of acquisitions (Note
    2):
    Fair value of assets
      acquired..................   $(35,637)    $(49,814)    $(35,611)      $(18,705)     $(31,624)     $(29,349)      $(47,179)
    Liabilities assumed.........      9,395       12,205       17,149          5,061        12,559        15,434         18,216
                                   --------     --------     --------       --------      --------      --------       --------
    Cash paid...................    (26,242)     (37,609)     (18,462)       (13,644)      (19,065)      (13,915)       (28,963)
    Less cash acquired..........      1,325        3,547           54             44            23            53            901
                                   --------     --------     --------       --------      --------      --------       --------
        Net cash paid for
          acquisitions..........   $(24,917)    $(34,062)    $(18,408)      $(13,600)     $(19,042)     $(13,862)      $(28,062)
                                   ========     ========     ========       ========      ========      ========       ========



  The accompanying notes are an integral part of these consolidated financial statements.

                                  ALBECCA INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Albecca Inc. (the "Company," formerly Larson-Juhl Inc.) primarily does business under the Larson-Juhl name. The Company designs, manufactures and distributes a complete line of branded custom framing products. The Company operates in 20 countries, primarily in North America and Europe.



     The Company is planning an initial public offering (the "Offering") of its Class A common stock. At the time of closing, the Company will have converted from an S corporation to a C corporation.



FISCAL PERIOD


     The Company ends its fiscal year on the last Sunday in August. The Company's fiscal years ended August 27, 1995 and August 25, 1996 were 52-week years. The fiscal year ended August 31, 1997 was a 53-week year.


PRINCIPLES OF CONSOLIDATION



     The accompanying consolidated financial statements include the accounts of Albecca Inc. and its subsidiaries. All significant intercompany transactions are eliminated. Minority interest represents minority shareholders' interest in certain majority-owned subsidiaries.


USE OF ESTIMATES


     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


INVENTORIES


     Inventories consist primarily of finished goods and are stated at the lower of cost or market. Cost is determined by using the last-in, first-out method for inventories within the U.S. (approximately 31.3%, 28.9% and 35.0% at August 25, 1996, August 31, 1997 and March 1, 1998) and the first-in, first-out method for inventories within foreign countries. Additionally, cost includes material, direct and indirect labor and capitalizable overhead. If the first-in, first-out method of valuing inventories had been used exclusively, inventories of the Company would have been $3,677,000, $3,608,000 and $3,609,000 higher at August 25, 1996, August 31, 1997 and March 1, 1998.


     Inventories consist of the following (in thousands):

                                                          AUGUST 25,   AUGUST 31,   MARCH 1,
                                                             1996         1997        1998
                                                          ----------   ----------   --------
Raw materials...........................................   $13,046      $11,991     $12,887
Work in process.........................................     3,026        3,028       2,778
Finished goods..........................................    44,011       53,190      59,122
                                                           -------      -------     -------
                                                           $60,083      $68,209     $74,787
                                                           =======      =======     =======

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets (buildings -- 15-35 years, machinery and equipment -- 7-15 years, and furniture and fixtures -- 3-7 years) using primarily the straight-line method.

                                  ALBECCA INC.

     Property, plant and equipment consist of the following (in thousands):

                                                          AUGUST 25,   AUGUST 31,   MARCH 1,
                                                             1996         1997        1998
                                                          ----------   ----------   --------
Land and buildings......................................   $27,372      $29,251     $36,253
Machinery and equipment.................................    29,231       31,433      33,052
Furniture and fixtures..................................     9,573        8,402       9,182
                                                           -------      -------     -------
                                                            66,176       69,086      78,487
Less accumulated depreciation...........................    13,322       16,411      19,110
                                                           -------      -------     -------
                                                           $52,854      $52,675     $59,377
                                                           =======      =======     =======

     Depreciation expense included in the accompanying statements of operations for the years ended August 27, 1995, August 25, 1996 and August 31, 1997 and the six months ended March 1, 1998 was approximately $3,801,000, $4,744,000, $5,900,000 and $2,925,000.

OTHER LONG-TERM ASSETS

     Goodwill is amortized over 40 years using the straight-line method. Trademarks and tradenames are stated at cost, less accumulated amortization, and are amortized over 15 years using the straight-line method. On a periodic basis the Company reviews the impairment of long-term assets based primarily upon an analysis of undiscounted cash flows from the acquired businesses.

     Other long-term assets consist of the following (in thousands):

                                                          AUGUST 25,   AUGUST 31,   MARCH 1,
                                                             1996         1997        1998
                                                          ----------   ----------   --------
Goodwill................................................   $14,989      $23,584     $35,896
Trademarks and tradenames...............................     6,998        5,880       5,796
Other...................................................     1,044          936       1,139
                                                           -------      -------     -------
                                                            23,031       30,400      42,831
Less accumulated amortization...........................     1,296        2,045       2,879
                                                           -------      -------     -------
                                                           $21,735      $28,355     $39,952
                                                           =======      =======     =======

INCOME TAXES

     Albecca Inc. is an S corporation and Larson-Juhl International L.L.C. is a limited liability company. Each is treated as a pass-through entity under the Internal Revenue Code. Neither is subject to federal and certain state income taxes. As a result, the related taxable income is included in the tax returns of the shareholders and members of the Company. The provision for income taxes included in the accompanying financial statements primarily relates to certain state and foreign income taxes.

     The accompanying financial statements reflect a provision for income taxes on a pro forma basis as if the Company were liable for the income taxes as a taxable corporate entity throughout the years presented. The pro forma income tax provision has been computed by applying the anticipated statutory tax rate to pretax income, adjusted for permanent differences (Note 5).

FOREIGN CURRENCY TRANSLATION AND EXPOSURE


     The asset and liability accounts of foreign subsidiaries have been translated into U.S. dollars at the rate of exchange in effect at each balance sheet date. Shareholders' equity is translated at historical rates. All the accounts of foreign subsidiaries' statements of operations are translated at average exchange rates during the year. Resulting translation adjustments arising from these translations are reflected as a separate component in

                                  ALBECCA INC.

shareholders' equity. Gains or losses on foreign currency transactions are included in income as incurred and are not material to the Company's statement of operations for the years presented. The denomination of foreign subsidiaries' account balances in their local currency exposes the Company to certain foreign exchange rate risks. The Company addresses the exposure by financing most working capital needs in the applicable foreign currencies. Management does not believe the remaining risks to be significant.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's long-term debt is estimated based on current rates offered for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different than the stated value at August 25, 1996, August 31, 1997 and March 1, 1998.

REVENUE RECOGNITION

     The Company recognizes revenue at the time of shipment of products or the performance of services.


ADVERTISING



     All costs associated with advertising and promoting products are expensed in the period incurred.


BASIC AND DILUTED EARNINGS PER SHARE


     Historical basic and diluted earnings per share is computed using historical or pro forma net income divided by the weighted average number of shares of common stock outstanding for the periods presented.



     Pro forma basic and diluted earnings per share also includes the number of shares pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98 that at the assumed public offering price would yield proceeds in the amount necessary to pay the notes payable to shareholders (Note 12) that are not covered by the earnings for the year ("Distribution Shares").



     No adjustment is necessary for historical and pro forma net income for earnings per share presentation.


     The following is a reconciliation of the shares used in the computation of pro forma basic and diluted earnings per share:


                                                                              NINE-MONTHS
                                                                 SIX-MONTHS      ENDED
                                                    YEAR ENDED     ENDED        MAY 31,
                                                    AUGUST 31,    MARCH 1,       1998
                                                       1997         1998      (UNAUDITED)
                                                    ----------   ----------   -----------
Weighted average common shares outstanding........  17,000,000   17,000,000   17,000,000
Pro forma Distribution Shares.....................
                                                    ----------   ----------   ----------
Pro forma weighted average common shares
  outstanding -- basic
Common stock equivalents..........................
                                                    ----------   ----------   ----------
Pro forma weighted average common shares
  outstanding -- diluted..........................
                                                    ==========   ==========   ==========


RECENT ACCOUNTING PRONOUNCEMENTS

     In July 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of "comprehensive income," which is the total of net income and all other non-owner changes in shareholder's

                                  ALBECCA INC.

equity, and its components. The Company is in the process of evaluating SFAS No. 130 and its impact and will adopt the standard for its 1999 fiscal year.

     In July 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131, which supersedes SFAS Nos. 14, 18, 24 and 30, establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. The Company is in the process of evaluating SFAS No. 131 and its impact and will adopt the standard for its 1999 fiscal year.

INTERIM UNAUDITED FINANCIAL INFORMATION


     The financial statements for the six months ended February 23, 1997 and the nine months ended May 24, 1997 and May 31, 1998 are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited financial statements for this interim period have been included. The results of this interim period are not necessarily indicative of the results to be obtained for a full year.


RECLASSIFICATIONS


     Certain prior period amounts have been reclassified to conform to the current period presentation.


2. ACQUISITIONS

     The following acquisitions were accounted for under the purchase method of accounting, applying the provisions of Accounting Principles Board ("APB") Opinion No. 16, and as a result, the Company has recorded the tangible and identifiable intangible assets and liabilities of the acquired businesses at their estimated fair values with the excess of the purchase price over these amounts being recorded as goodwill which is amortized over 40 years. The acquisitions were primarily financed with borrowings under the Company's revolving credit facility and other debt instruments (Note 4). The accompanying financial statements reflect the operations of the acquired businesses for the periods after their respective date of acquisition.

     During the six months ended March 1, 1998, the Company acquired all of the outstanding stock of a distributor of custom framing products for approximately $8,000,000 in cash. Goodwill and intangible assets of approximately $4,400,000 were recorded in connection with the acquisition. The Company also acquired, during the six month period ended March 1, 1998, the outstanding stock of four U.S. and international manufacturers and distributors of custom framing products for aggregate consideration of approximately $11,000,000 in cash resulting in goodwill and intangible assets of approximately $8,100,000.

     During fiscal year 1997, the Company acquired all of the outstanding stock of an international distributor of custom framing products for approximately $9,600,000 in cash. Goodwill and intangible assets of approximately $5,200,000 were recorded in connection with this acquisition. The Company also acquired, during fiscal year 1997, the outstanding stock of five international manufacturers and distributors of custom framing products for aggregate consideration of approximately $8,800,000 in cash resulting in goodwill and intangible assets of approximately $4,600,000.

     The following unaudited pro forma summary results of operations are presented assuming that the acquisitions completed during the year ended August 31, 1997 and the six months ended March 1, 1998 had been consummated on August 26, 1996. The pro forma information is presented for information purposes only and is not necessarily indicative of the results of operations which would have actually been obtained. Pro forma adjustments were recorded to include increased depreciation and amortization of fixed assets and

                                  ALBECCA INC.

intangible assets, additional interest expense on financing required for the acquisitions and pro forma provision for income taxes (Note 5) (in thousands).


                                                               YEAR ENDED    SIX MONTHS ENDED
                                                               AUGUST 31,        MARCH 1,
                                                                  1997             1998
                                                              ------------   ----------------
Pro forma revenue...........................................    $392,646         $202,420
                                                                ========         ========
Pro forma net income........................................    $ 15,140         $  7,850
                                                                ========         ========
Pro forma earnings per common share -- basic and diluted....    $                $
                                                                ========         ========


     During fiscal year 1996, the Company acquired all of the outstanding stock of a French manufacturer and distributor of custom framing products for approximately $6,600,000 in cash. No goodwill resulted from this acquisition. During fiscal year 1996, the Company acquired all of the outstanding stock of a United Kingdom manufacturer and distributor of custom framing products for approximately $13,300,000 in cash. Goodwill and intangible assets of approximately $4,700,000 were recorded in connection with this acquisition. The Company also acquired, during fiscal year 1996, the outstanding stock or substantially all of the operating assets and liabilities of eight international manufacturers and distributors of custom framing products for aggregate consideration of approximately $17,700,000 in cash resulting in goodwill and intangible assets of approximately $7,400,000.

     During fiscal year 1995, the Company acquired all of the outstanding stock of a French manufacturer and distributor of custom framing products for approximately $12,900,000 in cash. No goodwill resulted from this acquisition. The Company also acquired, during fiscal year 1995, all of the outstanding stock or substantially all of the operating assets and liabilities of five international manufacturers and distributors of custom framing products for aggregate consideration of approximately $13,300,000 in cash resulting in goodwill and intangible assets of approximately $2,400,000.

     The acquisitions during fiscal years 1996 and 1995 individually and in the aggregate did not have a material pro forma impact on the Company's results of operations.


3. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES


     Accrued liabilities consist of the following (in thousands):

                                                          AUGUST 25,   AUGUST 31,   MARCH 1,
                                                             1996         1997        1998
                                                          ----------   ----------   --------
Accrued operating expenses..............................   $ 9,563      $ 9,495     $10,876
Accrued payroll and benefits............................     9,310       12,606      13,254
Accrued income taxes....................................     1,243          627         976
Accrued interest........................................       312          532         823
Accrued taxes (other than income).......................     1,876        1,257       1,521
Other...................................................     4,383        3,465       4,277
                                                           -------      -------     -------
                                                           $26,687      $27,982     $31,727
                                                           =======      =======     =======


  May 31, 1998 (Unaudited)



     In contemplation of the offering, the Company amended during May 1998 certain bonus arrangements with shareholders and certain members of management whereby the payment of accrued amounts aggregating $3,500,000 would be deferred and paid in varying increments of $50,000 to $450,000 through fiscal year 2004. Accruals related to these compensation arrangements of approximately $355,000 and $3,145,000 as of May 31, 1998, are included as a component of accrued payroll and benefits and other long-term liabilities, respectively. As of March 1, 1998, such amounts were included as a component of accrued payroll and benefits.

                                  ALBECCA INC.

4. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                         AUGUST 25,   AUGUST 31,   MARCH 1,
                                                            1996         1997        1998
                                                         ----------   ----------   --------
Credit facility ("Credit Facility"), as amended, due
  September 1999, payable in U.S. dollars, British
  Pounds, Deutsche Marks and Australian dollars,
  interest paid periodically at rates ranging from
  LIBOR plus .75% to the prime rate less .50% (7.5% at
  March 1, 1998 -- weighted average rate)..............   $34,322      $49,507     $ 67,897
Demand note payable in French Francs, interest paid
  quarterly at a rate of 3.6% to 4.0%, secured by a
  standby letter of credit.............................     8,954        3,446        3,448
Mortgage note due September 2017, payable in Deutsche
  Marks, principal paid semi-annually in equal
  installments, interest paid quarterly at a rate of
  5.2%, secured by certain property....................        --           --        3,085
Demand note payable in British Pounds, interest paid
  quarterly at a base rate plus 2.0% (9.5% as of March
  1, 1998), secured by certain accounts receivable,
  inventory and equipment..............................     3,559        3,374        3,074
Demand note payable in Dutch Guilders, interest paid
  quarterly at a base rate plus 1.25% (5.0% as of March
  1, 1998) secured by certain accounts receivable,
  inventory and property...............................     3,668        3,521        2,691
Other long-term notes, interest payable at a weighted
  average rate of 7.34%, maturing at various dates
  through 2010, no individual amounts exceeding
  $2,500...............................................    42,559       48,878       52,432
                                                          -------      -------     --------
                                                           93,062      108,726      132,627
Less current maturities................................    18,925       28,079       31,839
                                                          -------      -------     --------
Long-term portion......................................   $74,137      $80,647     $100,788
                                                          =======      =======     ========

     The above facilities are subject to certain financial covenants related to adjusted tangible net worth and cash flow (as defined). Certain revolving facilities provide the Company with additional borrowings of up to $28,763,000 as of March 1, 1998. The Company had outstanding letters of credit totaling $3,742,000 as of March 1, 1998.

     A commitment fee at an annual rate equal to 0.25% of the average daily unused amount of the Credit Facility is payable quarterly. On April 30, 1998, the Credit Facility's commitment amount was amended to increase from $90,000,000 to $100,000,000. The Credit Facility included borrowings denominated in foreign currencies in the aggregate amounts of $18,910,000, $26,180,000 and $26,126,000 as of August 25, 1996, August 31, 1997 and March 1, 1998.

     Other long-term notes included borrowings denominated in foreign currencies in the aggregate amounts of $29,746,000, $35,402,000 and $51,459,000 as of
August 25, 1996, August 31, 1997 and March 1, 1998.


     Aggregate maturities of long-term debt, as amended, for the remaining six months of fiscal year 1998 and the fiscal years are as follows: 1998, $31,839,000; 1999, $7,770,000; 2000, $57,423,000; 2001, $23,930,000; 2002,
$3,155,000; thereafter, $8,510,000.

                                  ALBECCA INC.

5. INCOME TAXES


     In connection with the Offering, the Company will convert from an S corporation to a C corporation and, accordingly, will be subject to future federal and state income taxes. Upon conversion to C corporation status, the Company will record deferred taxes for which it will be responsible following termination of S corporation status. The assets and liabilities below will be reflected on the balance sheet of the Company with a corresponding non-recurring income amount in the statement of operations at the completion of the Offering. The components of the pro forma total deferred tax assets and deferred tax liabilities as of March 1, 1998 consist of the following (in thousands):


Deferred tax assets:
  Inventories...............................................  $ 1,911
  Accrued payroll and benefits..............................    2,877
  Other accrued liabilities.................................    4,320
  Allowance for doubtful accounts...........................    1,074
                                                              -------
                                                              $10,182
                                                              =======
Deferred tax liabilities:
  Property, plant and equipment.............................  $ 1,498
  Other.....................................................      105
                                                              -------
                                                              $ 1,603
                                                              =======

     The following summarizes the components of the pro forma income tax provision and provision for income taxes (in thousands):

                                                                                        SIX
                                                       YEARS ENDED                     MONTHS
                                           ------------------------------------        ENDED
                                           AUGUST 27,   AUGUST 25,   AUGUST 31,       MARCH 1,
                                              1995         1996         1997            1998
                                           ----------   ----------   ----------   ----------------
Current domestic taxes:
  Federal................................   $ 7,258      $ 9,145      $10,696         $ 5,994
  State..................................     1,324        1,668        1,951           1,093
Foreign taxes............................       728          968          515             586
Deferred taxes...........................    (1,556)      (1,960)      (2,293)         (1,944)
                                            -------      -------      -------         -------
                                            $ 7,754      $ 9,821      $10,869         $ 5,729
                                            =======      =======      =======         =======

     The following is a reconciliation from the federal statutory rate to the pro forma income tax provision and provision for income taxes for the years ended August 27, 1995, August 25, 1996 and August 31, 1997 and the six months ended March 1, 1998:

Statutory federal tax rate..................................  35.0%
State income taxes..........................................   3.9
Foreign operations..........................................   0.2
Other.......................................................   2.9
                                                              ----
                                                              42.0%
                                                              ====

                                  ALBECCA INC.

6. GEOGRAPHIC INFORMATION

     The following table presents information regarding the Company's different geographical regions based on the historical operations of the Company (in thousands):


                                                                                         SIX
                                                            YEARS ENDED                 MONTHS
                                                ------------------------------------    ENDED
                                                AUGUST 27,   AUGUST 25,   AUGUST 31,   MARCH 1,
                                                   1995         1996         1997        1998
                                                ----------   ----------   ----------   --------
Revenue
  United States...............................   $153,725     $162,429     $165,514    $ 94,183
  United Kingdom..............................      4,385       25,021       47,806      24,934
  France......................................     21,241       41,937       37,698      19,543
  Other International.........................     46,008       71,401      103,040      61,154
                                                 --------     --------     --------    --------
                                                 $225,359     $300,788     $354,058    $199,814
                                                 ========     ========     ========    ========
Operating income (loss)
  United States...............................   $ 18,357     $ 21,022     $ 24,425    $ 10,458
  United Kingdom..............................       (361)         880        4,227       2,465
  France......................................        944        2,948        2,391         719
  Other International.........................      3,531        5,379        4,558       4,712
                                                 --------     --------     --------    --------
                                                 $ 22,471     $ 30,229     $ 35,601    $ 18,354
                                                 ========     ========     ========    ========


     Assets by geographical region consist of the following (in thousands):

                                                         AUGUST 25,   AUGUST 31,   MARCH 1,
                                                            1996         1997        1998
                                                         ----------   ----------   --------
United States..........................................   $ 39,591     $ 37,518    $ 54,539
United Kingdom.........................................     42,331       45,166      46,320
France.................................................     42,906       37,686      39,096
Other International....................................     65,340       88,319     103,545
                                                          --------     --------    --------
                                                          $190,168     $208,689    $243,500
                                                          ========     ========    ========


7. SHAREHOLDERS' EQUITY


STOCK SPLIT

     On April 27, 1998, the Company effected a 1.7-for-1 stock split of its common stock. The accompanying financial statements and notes hereof reflect this stock split as if it had occurred at the beginning of each period.

STOCK OPTIONS

     In July 1990, the Company's sole shareholder granted an option to a key employee to acquire 170,000 shares of common stock from the shareholder for $7.65 per share which represented the fair value, as estimated by management, at the date of grant. This option was exercised in January 1995.

     In November 1996, the Company's majority shareholder established a stock performance program whereby a certain key employee could receive annually an option to acquire 0.2% of the then outstanding shares of Albecca Inc.'s common stock and 0.2% of member interest in Larson-Juhl International L.L.C. from the Company's majority shareholder for $300,000, contingent upon the Company achieving its performance goals, including, sales, profits, asset management and future positioning, for each fiscal year through fiscal year 2000. In November 1996, the key employee was awarded the option to acquire 34,000 shares of Albecca Inc.'s

                                  ALBECCA INC.

common stock and 0.2% of member interest in Larson-Juhl International L.L.C. from the Company's majority shareholder for $300,000. No compensation expense was recognized for this award as the exercise price, in the opinion of management, exceeded its fair value at the date of grant. On April 17, 1998, this option was exercised. No award was earned or granted to the key employee for fiscal year 1997. The Company's majority shareholder extended the program through fiscal year 2001, under the same terms and conditions as the original stock performance program. Compensation expense related to this program will be recorded as a component of expenses.

     In November 1996, the Company's majority shareholder granted another key employee the right to acquire 42,500 shares of Albecca Inc.'s common stock and
 .25% of member interest in Larson-Juhl International L.L.C. from the Company's majority shareholder for $200,000, representing, in management's opinion, the fair value at the date of grant. On April 19, 1997, this right was exercised. On December 1, 1997, this key employee acquired 85,000 shares of Albecca Inc.'s common stock and 0.5% of member interest in Larson-Juhl International L.L.C. from the Company's majority shareholder for $300,000. The Company recorded a compensation charge of $100,000, representing the difference between the exercise price and the fair value, based on management's estimate, at the date of grant. On January 5, 1998, the Company's majority shareholder granted this key employee the right to acquire 42,500 shares of Albecca Inc.'s common stock and .25% of member interest in Larson-Juhl International L.L.C. from the Company's majority shareholder for $500,000, representing, in management's opinion, the fair value at the date of grant. On April 17, 1998, this right was exercised.


     On May 1, 1998, the Company adopted the Albecca Inc. 1998 Stock Option Plan (the "Stock Option Plan") for which 2,600,000 shares of common stock were authorized for issuance in connection with stock options granted under such plan. The Stock Option Plan provides for non-qualified and incentive stock options. Additionally, as of May 1, 1998, the provisions of the stock performance program discussed above were amended whereby any option grant under such program would be granted by the Company under the Stock Option Plan. On May 1, 1998, the Company granted to a certain key employee, under the stock performance program, a non-qualified option to acquire 34,062 shares of common stock at $8.80 per share, expiring May 1, 2003. As a result of this grant, the Company will record a compensation charge of $143,000 in the third quarter of fiscal year 1998 representing the difference between the exercise price and the fair value, based on management's estimate, at the date of grant.


     SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value-based method of accounting for an employee stock option plan or similar equity instrument and allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in the statement had been applied.

     The Company has elected to account for its stock-based compensation plans under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during the year ended August 31, 1997 and the six months ended March 1, 1998 using the minimum value method as prescribed by SFAS No. 123 using the following assumptions:

Risk-free interest rate.....................................  6%
Expected dividend yield.....................................  --
Expected lives..............................................  5 years
Expected volatility.........................................  --

                                  ALBECCA INC.

     If the Company had accounted for these grants in accordance with SFAS No. 123, the Company's reported pro forma net income and pro forma earnings per share for the year ended August 31, 1997 and the six months ended March 1, 1998 would have decreased to the following pro forma amounts (in thousands, except per share data):



                                                                 YEAR      SIX MONTHS
                                                                ENDED        ENDED
                                                              AUGUST 31,    MARCH 1,
                                                                 1997         1998
                                                              ----------   ----------
Pro forma net income:
  As reported in the financial statements...................   $14,864       $7,554
                                                               =======       ======
  Pro forma in accordance with SFAS No. 123.................   $14,812       $7,425
                                                               =======       ======
Pro forma earnings per common share -- basic and diluted:
  As reported in the financial statements...................
                                                               =======       ======
  Pro forma in accordance with SFAS No. 123.................
                                                               =======       ======


8. RELATED PARTY TRANSACTIONS

     The Company's principal executive offices are located in a 65,000 square foot office building located in Norcross, Georgia owned by L-J Properties Inc., a company owned by the existing shareholders of the Company. The Company's lease for this facility terminates in August 2001. The total rent payments for the years ended August 27, 1995, August 25, 1996 and August 31, 1997 and the six months ended March 1, 1998 were approximately $623,000, $642,000, $661,000 and $339,000.

9. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases certain operating facilities and equipment under operating leases. Future minimum annual rentals under non-cancelable leases as of March 1, 1998 are as follows: 1998 -- $3,231,000; 1999 -- $4,589,000;
2000 -- $2,828,000; 2001 -- $1,698,000; 2002 -- $672,000; and after
2002 -- $570,000.


     The total rent payments for the years ended August 27, 1995, August 25, 1996 and August 31, 1997, and the six months ended March 1, 1998 were approximately $5,850,000, $6,462,000, $7,368,000 and $4,410,000.


LITIGATION

     The Company is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

10. BENEFIT PLANS

     The Company sponsors a defined contribution 401(k) retirement investment plan (the "Plan") for all its U.S. employees with more than one year of service. The Company makes discretionary contributions to the plan including a 50% matching contribution. Under the terms of the Plan, a participant is 100% vested in the Company's matching and discretionary contributions after six years of service. Discretionary contributions made by the Company for the years ended August 27, 1995, August 25, 1996 and August 31, 1997 and the six months ended March 1, 1998 were approximately $333,000, $409,000, $419,000 and $191,000.

                                  ALBECCA INC.

11. QUARTERLY DATA (UNAUDITED)


     The following table presents quarterly information regarding the Company's historical operations for each quarter in the fiscal years 1996 and 1997 and the six months ended March 1, 1998 (in thousands):

                                                                    FOR THE QUARTERS ENDED
                            -------------------------------------------------------------------------------------------------------
                            NOVEMBER 26,   FEBRUARY 25,   MAY 26,   AUGUST 25,   NOVEMBER 24,   FEBRUARY 23,   MAY 25,   AUGUST 31,
                                1995           1996        1996        1996          1996           1997        1997        1997
                            ------------   ------------   -------   ----------   ------------   ------------   -------   ----------
Net sales.................    $72,456        $72,914      $80,620    $74,798       $93,217        $92,799      $80,679    $87,363
Cost of sales.............     41,371         41,878       47,053     43,662        54,275         54,126       44,213     48,136
                              -------        -------      -------    -------       -------        -------      -------    -------
   Gross profit...........     31,085         31,036       33,567     31,136        38,942         38,673       36,466     39,227
Operating expenses........     22,882         23,400       26,429     23,884        28,395         29,909       28,601     30,802
                              -------        -------      -------    -------       -------        -------      -------    -------
   Operating income.......      8,203          7,636        7,138      7,252        10,547          8,764        7,865      8,425
Interest expense..........      1,302          1,592        1,711      2,241         2,262          2,466        2,323      2,671
                              -------        -------      -------    -------       -------        -------      -------    -------
   Income before provision
    for income taxes and
    minority interest.....      6,901          6,044        5,427      5,011         8,285          6,298        5,542      5,754
Provision for income
 taxes....................        821            573          986      1,299           922            735          537      1,049
Minority interest.........        202             (2)          62         38            57            (23)          69         43
                              -------        -------      -------    -------       -------        -------      -------    -------
   Net income before pro
    forma provision for
    income taxes..........      5,878          5,473        4,379      3,674         7,306          5,586        4,936      4,662
Pro forma provision for
 income taxes.............      2,076          1,964        1,294        808         2,536          1,932        1,773      1,385
                              -------        -------      -------    -------       -------        -------      -------    -------
Pro forma net income......    $ 3,802        $ 3,509      $ 3,085    $ 2,866       $ 4,770        $ 3,654      $ 3,163    $ 3,277
                              =======        =======      =======    =======       =======        =======      =======    =======
Pro forma earnings per
 share basic and diluted
                                                                                   =======        =======      =======    =======

                                 FOR THE QUARTERS ENDED
                            ---------------------------------
                            NOVEMBER 30,   MARCH 1,   MAY 31,
                                1997         1998      1998
                            ------------   --------   -------
Net sales.................    $102,985     $96,829    $93,055
Cost of sales.............      58,976      54,492     52,349
                              --------     -------    -------
   Gross profit...........      44,009      42,337     40,706
Operating expenses........      33,236      34,756     32,019
                              --------     -------    -------
   Operating income.......      10,773       7,581      8,687
Interest expense..........       2,343       2,370      2,759
                              --------     -------    -------
   Income before provision
    for income taxes and
    minority interest.....       8,430       5,211      5,928
Provision for income
 taxes....................         896         814        865
Minority interest.........         166         192         19
                              --------     -------    -------
   Net income before pro
    forma provision for
    income taxes..........       7,368       4,205      5,044
Pro forma provision for
 income taxes.............       2,644       1,375      1,625
                              --------     -------    -------
Pro forma net income......    $  4,724     $ 2,830    $ 3,419
                              ========     =======    =======
Pro forma earnings per
 share basic and diluted
                              ========     =======    =======


12. SUBSEQUENT EVENTS

ACQUISITIONS


     On April 30, 1998, the Company acquired all of the outstanding stock of a U.S. distributor of custom framing products for approximately $9,900,000 in cash. Goodwill and intangible assets of approximately $8,600,000 were recorded in connection with the acquisition.



INITIAL PUBLIC OFFERING



     In the fourth quarter of fiscal year 1998, the Company is planning an initial public offering of its Class A common stock. There can be no assurance that the Offering will be completed. Prior to the Offering, the Company will pay a distribution to its existing shareholders equal to the amount of previously undistributed S corporation earnings of the Company.



UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



     The accompanying unaudited pro forma consolidated balance sheet as of May 31, 1998 is based on the Company's historical balance sheet as of May 31, 1998, as adjusted to reflect the following proposed transactions: (i) the issuance of notes payable to shareholders of approximately $57,000,000, in connection with the previously undistributed S corporation earnings and related effects on historical retained earnings and (ii) the recording of net deferred tax assets of approximately $8,856,000 as a result of the change in corporate tax filing status upon the consummation of the Offering discussed in Note 5. The pro forma information does not give effect to the proceeds of the Offering.


OTHER

     On May 1, 1998, Albecca Inc. made a partial distribution of its previously undistributed S corporation earnings to its shareholders in the form of demand promissory notes payable to its shareholders in the aggregate amount of $10,500,000, bearing interest at a rate of 11% per annum. Additionally, on April 14, 1998,

                                  ALBECCA INC.

the Company made a cash distribution of part of its previously undistributed S corporation earnings to its shareholders in the amount of $3,000,000.


13. COMBINATION AND REORGANIZATION



     Through June 25, 1998, Albecca Inc. and Larson-Juhl International L.L.C. were owned and controlled by the same shareholders. Effective June 26, 1998, the members of Larson-Juhl International L.L.C. contributed their respective equity interests to Albecca Inc., whereby Larson-Juhl International L.L.C. became a wholly owned subsidiary of the Company. The combination has been treated in a manner similar to a pooling-of-interests and, as such, the accompanying financial statements have been restated to include the results of Larson-Juhl International L.L.C. for all periods presented.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                           ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
PROSPECTUS (Subject to Completion)
Issued July 2, 1998


                                           Shares

                                 (ALBECCA LOGO)

                              CLASS A COMMON STOCK
                            ------------------------


OF THE       SHARES OF CLASS A COMMON STOCK BEING OFFERED,     SHARES ARE BEING
  OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL
  UNDERWRITERS (THE "INTERNATIONAL OFFERING") AND     SHARES ARE BEING OFFERED
 INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS (THE "U.S. OFFERING" AND TOGETHER WITH THE INTERNATIONAL OFFERING, THE "OFFERING"). ALL OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY.
 PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING
  PRICE PER SHARE WILL BE BETWEEN $      AND $      . SEE "UNDERWRITERS" FOR A
DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING
                                     PRICE.


                            ------------------------


APPLICATION HAS BEEN MADE TO LIST THE CLASS A COMMON STOCK ON THE NEW YORK STOCK
                        EXCHANGE UNDER THE SYMBOL "BEK."


                            ------------------------


          SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT

                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                            UNDERWRITING
                                                      PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                                       PUBLIC              COMMISSIONS(1)            COMPANY(2)
                                                      --------             --------------           -----------
Per Share....................................            $                       $                       $
Total (3)....................................            $                       $                       $

------------------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (2) Before deducting expenses payable by the Company estimated at $        .
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares of Class A Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
        Commissions and Proceeds to Company will be $        , $        and
        $        , respectively. See "Underwriters."

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Jones, Day, Reavis & Pogue, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1998 at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                          DONALDSON, LUFKIN & JENRETTE
                                International
                                                               WHEAT FIRST UNION
            , 1998

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the Offering described in the Registration Statement:


SEC Registration Fee........................................  $36,875
NASD fees...................................................   13,000
NYSE fees...................................................       **
Blue Sky Fees and Expenses..................................       **
Printing and Engraving......................................       **
Legal Fees and Expenses.....................................       **
Accounting Fees and Expenses................................       **
Transfer Agent Fees.........................................       **
Miscellaneous Expenses......................................       **
                                                              -------
          Total.............................................  $      *
                                                              =======


---------------

 * All amounts other than the SEC Registration Fee and NASD Fees reflect Company estimates.

** To be provided in a future amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation eliminate, subject to certain limited exceptions, the personal liability of a director to the Company or its shareholders for monetary damage for any breach of duty as a director. There is no elimination of liability for (i) a breach of duty involving appropriation of a business opportunity of the Company; (ii) an act or omission which involves intentional misconduct or a knowing violation of law; (iii) any transaction from which the director derives an improper personal benefit; or (iv) as to any payments of a dividend or any other type of distribution that is illegal under
Section 14-2-832 of the Georgia Business Corporation Code (the "Code"). In addition, if at any time the Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each director of the Company shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Code require such action. The provision does not limit the right of the Company or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

     The Company's bylaws contain certain provisions which provide indemnification to directors of the Company that is broader than the protection expressly mandated in Sections 14-2-852 and 14-2-857 of the Code. To the extent that a director or officer of the Company has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer of the Company, Sections 14-2-852 and 14-2-857 of the Code would require the Company to indemnify such persons against expenses (including attorney's fees) actually and reasonably incurred in connection therewith. The Code expressly allows the Company to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

     The indemnification provisions in the Company's bylaws require the Company to indemnify and hold harmless any director who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the Company) because he or she is or was a director of the Company, against expenses (including, but not limited to, attorney's fees and disbursements, court costs and expert witness fees), and against judgments, fines, penalties, and amounts paid in settlement incurred by him or her in connection with the action, suit or proceeding. Indemnification would be disallowed under any circumstances where indemnification may not be authorized by action of the Board of Directors, the shareholders or otherwise. The Board of Directors of the Company also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all the accompanying conditions and obligations. Indemnified persons would also be entitled to have the Company advance expenses prior to the final disposition of the proceeding. If it is ultimately determined that they are not entitled to indemnification, however, such amounts would be repaid. Insofar as indemnification for liability arising under the Securities Act may be permitted to officers and directors of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


     There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company did not sell any unregistered securities within the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 1.1     --   Form of Underwriting Agreement*
 3.1     --   Amended and Restated Articles of Incorporation of the
              Company+
 3.2     --   Amended and Restated Bylaws of the Company+
 4.1     --   Specimen Class A Common Stock Certificate*
 5.1     --   Opinion of Nelson Mullins Riley & Scarborough, L.L.P.*
10.1     --   1998 Stock Option Plan
10.2     --   Credit Agreement by and among Larson-Juhl Inc., Larson-Juhl
              International L.L.C., Norwest Bank Minnesota, National
              Association, SunTrust Bank Atlanta, and the other financial institutions party thereto, dated July 16, 1996+
10.3     --   First Amendment to Credit Agreement by and among Larson-Juhl
              Inc., Larson-Juhl International L.L.C., Norwest Bank
              Minnesota, National Association, SunTrust Bank Atlanta, The
              Sumitomo Bank, Limited and Southtrust Bank of Georgia, N.A.,
              dated November 14, 1992+
10.4     --   Second Amendment to Credit Agreement by and among
              Larson-Juhl Inc., Larson-Juhl International L.L.C., Norwest
              Bank Minnesota, National Association and SunTrust Bank
              Atlanta, dated April 30, 1998+
10.5     --   Lease Agreement, dated August 8, 1991, by and between L-J
              Properties Inc. and Larson-Juhl Inc.+
10.6     --   Amendment No. 1 to Lease Agreement dated October 26, 1993, by and between L-J Properties Inc. and Larson-Juhl Inc.+
10.7     --   Form of S Corp Note issued by the Company in favor of its
              existing shareholders+
10.8     --   Form of Employment Agreement to be entered into by and
              between the Company and Craig A. Ponzio*
10.9     --   Form of Tax Indemnification Agreement between the Company
              and its existing shareholders*
11.1     --   Statement re: Computation of Per Share Earnings*

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
21.1     --   Subsidiaries of the Company
23.1     --   Consent of Arthur Andersen LLP
23.2     --   Consent of BDO CampsObers
23.3     --   Consent of Nelson Mullins Riley & Scarborough, L.L.P. (filed as part of Exhibit 5.1)*
24.1     --   Power of Attorney+
27.1     --   Restated Financial Data Schedule for the fiscal year ended
              August 31, 1997 (for SEC use only)
27.2     --   Financial Data Schedule for nine months ended May 31, 1998
              (for SEC use only)


---------------

* To be filed by amendment.

+ Previously filed.


     (b) Financial Statement Schedules.

     Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

     The Company hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 1, 1998.


                                          ALBECCA INC.

                                          By:      /s/ CRAIG A. PONZIO
                                            ------------------------------------
                                                      Craig A. Ponzio
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities listed and on the dates indicated.



                     SIGNATURES                                      TITLE                    DATE
                     ----------                                      -----                    ----

                 /s/ CRAIG A. PONZIO                   Chairman of the Board, President,   July 1, 1998
-----------------------------------------------------    Chief Executive Officer and
                   Craig A. Ponzio                       Director (Principal Executive
                                                         Officer)

                          *                            Senior Vice President, Chief        July 1, 1998
-----------------------------------------------------    Financial Officer and Director
                Stephen M. Scheppmann                    (Principal Financial and
                                                         Accounting Officer)

                          *                            President, U.S. Operations and      July 1, 1998
-----------------------------------------------------    Director
                 William P. Trimarco

                          *                            Vice Chairman of the Board and      July 1, 1998
-----------------------------------------------------    Director
                   June R. Ponzio

              *By: /s/ CRAIG A. PONZIO
  ------------------------------------------------
                 Craig A. Ponzio, as
                  attorney-in-fact

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE


To Albecca Inc.:



     We have audited, in accordance with generally auditing standards, the consolidated financial statements of ALBECCA INC. (a Georgia corporation) included in this registration statement and have issued our report thereon dated May 6, 1998. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Item 16(b) of the Registration Statement is the responsibility of the Company's management and presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

/s/  Arthur Andersen LLP

Atlanta, Georgia
May 6, 1998

                                  SCHEDULE II

                                    ALBECCA

                       VALUATION AND QUALIFYING ACCOUNTS

                                BALANCE AT    CHARGED TO                                BALANCE
                                BEGINNING     COSTS AND                                AT END OF
                                 OF YEAR       EXPENSES     DEDUCTIONS*    OTHER**        YEAR
                                ----------    ----------    -----------    --------    ----------
For the fiscal year ended:
  August 27, 1995: Allowance
     for doubtful accounts....  $2,255,000    $  909,000    $  731,000     $358,000    $2,791,000
                                ----------    ----------    ----------     --------    ----------
  August 25, 1996: Allowance
     for doubtful accounts....  $2,791,000    $2,643,000    $1,825,000     $282,000    $3,891,000
                                ----------    ----------    ----------     --------    ----------
  August 31, 1997: Allowance
     for doubtful accounts....  $3,891,000    $4,526,000    $3,149,000     $110,000    $5,378,000
                                ----------    ----------    ----------     --------    ----------
For the six months ended:
  March 1, 1998: Allowance for
     doubtful accounts........  $5,378,000    $1,465,000    $1,567,000     $ 99,000    $5,375,000
                                ----------    ----------    ----------     --------    ----------

---------------

 * Principally charges for which reserves were provided, net of recoveries. ** Acquired through acquisition of businesses.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1      --   Form of Underwriting Agreement*
 3.1      --   Amended and Restated Articles of Incorporation of the
               Company+
 3.2      --   Amended and Restated Bylaws of the Company+
 4.1      --   Specimen Common Stock Certificate*
 5.1      --   Opinion of Nelson Mullins Riley & Scarborough, L.L.P.*
10.1      --   1998 Stock Option Plan
10.2      --   Credit Agreement by and among Larson-Juhl Inc., Larson-Juhl
               International L.L.C., Norwest Bank Minnesota, National
               Association, SunTrust Bank Atlanta, and the other financial institutions party thereto, dated July 16, 1996+
10.3      --   First Amendment to Credit Agreement by and among Larson-Juhl
               Inc., Larson-Juhl International L.L.C., Norwest Bank
               Minnesota, National Association, SunTrust Bank Atlanta, the
               Sumitomo Bank, Limited and Southtrust Bank of Georgia, N.A.,
               dated November 14, 1992+
10.4      --   Second Amendment to Credit Agreement by and among
               Larson-Juhl Inc., Larson-Juhl International L.L.C., Norwest
               Bank Minnesota, National Association, SunTrust Bank Atlanta,
               The Sumitomo Bank, Limited and Southtrust Bank of Georgia,
               N.A., dated April 30, 1998+
10.5      --   Lease Agreement, dated August 8, 1991, by and between L-J
               Properties Inc. and Larson-Juhl Inc.+
10.6      --   Amendment No. 1 to Lease Agreement dated October 26, 1993, by and between L-J Properties Inc. and Larson-Juhl Inc.+
10.7      --   Form of S Corp Note issued by the Company in favor of its
               existing shareholders+
10.8      --   Form of Employment Agreement to be entered into by and
               between the Company and Craig A. Ponzio*
10.9      --   Form of Tax Indemnification Agreement between the Company
               and its existing shareholders*
11.1      --   Statement re: Computation of Per Share Earnings*
21.1      --   Subsidiaries of the Company
23.1      --   Consent of Arthur Andersen LLP
23.2      --   Consent of BDO CampsObers
23.3      --   Consent of Nelson Mullins Riley & Scarborough, L.L.P. (filed as part of Exhibit 5.1)*
24.1      --   Power of Attorney+
27.1      --   Restated Financial Data Schedule for the fiscal year ended
               August 31, 1997 (for SEC use only)
27.2      --   Financial Data Schedule for nine months ended May 31, 1998
               (for SEC use only)


---------------

* To be filed by amendment.

+ Previously filed.